Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

HERITAGE COMMERCE CORP

HERITAGE BANK OF COMMERCE

AND

DiABLO VALLEY BANK

dated as of February 8, 2007

TABLE OF CONTENTS

EXHIBITS

A - MERGER AGREEMENT
B - SHAREHOLDERS AGREEMENT
C - AFFILIATES LETTER

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this *"Agreement"*) is made and entered into as of the 8th day of February, 2007, by and among HERITAGE COMMERCE CORP, a California corporation and bank holding company under the Bank Holding Company Act of 1956, as amended, with its principal offices in San Jose, California (*"Heritage"*), HERITAGE BANK OF COMMERCE, a California banking corporation with its principal offices in San Jose, California (*"HBC"*) and DIABLO VALLEY BANK, a California banking corporation with its principal offices in Danville, California (*"Diablo"*).

RECITALS

A.   HBC is a California state-chartered bank and a wholly-owned subsidiary of Heritage.

B.   Diablo is a California state-chartered bank.

C.   Heritage, HBC and Diablo believe it would be in their respective best interest and in the best interests of their respective shareholders for Diablo to merge with and into HBC (the "*Merger*") with HBC as the surviving corporation in the Merger.

D.   Heritage, HBC and Diablo desire to set forth certain representations, warranties and covenants made by each to the other as an inducement to the execution and delivery of this Agreement and certain additional agreements related to the transactions contemplated hereby.

E.   As a condition to, and simultaneously with the execution of this Agreement, certain shareholders of Diablo are entering into an agreement pursuant to which such shareholder has agreed, upon the terms and conditions set forth therein, among other things, to vote his or her shares in favor of the Merger and transactions contemplated by this Agreement.

F.   The Merger is intended to qualify as a tax-free reorganization within the meaning of the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the "*Code*").

G.   The respective boards of directors of Heritage, HBC and Diablo have approved this Agreement and the proposed transactions substantially on the terms and conditions set forth in this Agreement and the schedules and exhibits hereto and have authorized the execution thereof.

NOW, THEREFORE, for and in consideration of the foregoing and of the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and subject to the conditions set forth below, the parties hereto undertake, promise, covenant and agree with each other as follows:

ARTICLE I
THE MERGER AND RELATED TRANSACTIONS

Section 1.1   STRUCTURE AND EFFECT OF THE MERGER.

(a)   SUBJECT TO THE terms and conditions of this Agreement and the Merger Agreement substantially in the form of Exhibit A hereto (the "*Merger Agreement*"), Diablo shall be merged with and into HBC at the Effective Time (as such term is defined in Section 1.2) in accordance with the provisions of the California General Corporation Law (the "*CGCL*") and California Financial Code (the "*Financial Code*"). HBC shall be the surviving corporation in the Merger and shall continue its corporate existence under the laws of the State of California. HBC as the surviving corporation after the Merger, is hereinafter sometimes referred to as the "surviving corporation".

(b)   At the Effective Time, (i) the separate corporate existence of Diablo shall cease, (ii) the Articles of Incorporation and Bylaws of HBC as in effect immediately prior to the Effective Time shall be the Articles of Incorporation and Bylaws of the surviving corporation, (iii) HBC shall continue operation as a California state-chartered bank and its corporate existence under the laws of the State of California, and (iv) the name of the surviving corporation shall be "Heritage Bank of Commerce."

(c)   The directors of the surviving corporation immediately after the Merger shall be the directors of HBC immediately prior to the Merger, provided, however, that HBC shall have taken prior to the Effective Time all the necessary steps so that at the Effective Time (i) the number of directors of HBC shall be increased by two and (ii) John J. Hounslow and Mark E. Lefanowicz shall be added to the HBC board of directors and serve until their successors are duly elected and qualified. The executive officers of the surviving corporation immediately after the Merger shall be the executive officers of HBC immediately prior to the Merger, provided, however, that HBC shall have taken prior to the Effective Time all the necessary steps so that at the Effective Time James A. Mayer shall be elected as an Executive Vice President of HBC.

(d)   At the Effective Time, the effect of the Merger shall be as provided in accordance with the CGCL and Financial Code as established by the California Commissioner of Financial Institutions (the "*Commissioner*"). Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Diablo shall vest in the surviving corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of Diablo shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the surviving corporation.

(e)   If, at any time after the Effective Time, the surviving corporation shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in the surviving corporation its right, title or interest in, to or under any of the rights, properties or assets of Diablo acquired or to be acquired by the surviving corporation as a result of, or in connection with, the Merger, or (ii) otherwise carry out the purposes of this Agreement, Diablo, and its proper officers and directors, shall be deemed to have granted to the surviving corporation an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the surviving corporation and otherwise to carry out the purposes of this Agreement, and the proper officers and directors of the surviving corporation are fully authorized in the name of the surviving corporation or otherwise to take any and all such action.

Section 1.2   EFFECTIVE DATE AND EFFECTIVE TIME; Closing.

(a)   AS SOON AS PRACTICABLE on a date mutually agreeable to Heritage and Diablo after each of the conditions set forth in Article IX hereof have been satisfied or waived and receipt of all required corporate, regulatory, shareholder and other approvals and the expiration of any mandatory waiting or notice periods, the parties will file, or cause to be filed, with the California Secretary of State and the Commissioner, the Merger Agreement and such certificates and other documents as Heritage or HBC may deem necessary or appropriate for the Merger, which Merger Agreement and certificates and other documents shall in each case be in the form required by and executed in accordance with the applicable provisions of the CGCL and the Financial Code. The Merger shall become effective at the time the Merger Agreement and certificate of merger for such merger is filed with the California Secretary of State and the Commissioner ("*Effective Time*"). The date of such filings or such later effective date is herein called the "*Effective Date*." The *"Effective Time"* of the Merger shall be the time established by the Commissioner.

(b)   On a date mutually agreeable to Heritage and Diablo which is not more than five (5) Business Days after the receipt of all necessary regulatory, corporate, shareholder and other approvals and the expiration of any mandatory waiting periods, or on such other date mutually agreeable to Heritage and Diablo (herein called the "*Closing Date*"), a meeting (the "*Closing*") will take place at the offices of Heritage in San Jose, California on the Closing Date (or at such other place to which the parties may mutually agree) at which the parties to this Agreement will exchange certificates, opinions, letters and other documents in order to determine whether all of the conditions set forth in Article IX of this Agreement have been satisfied or waived or whether any condition exists that would permit a party to this Agreement to terminate this Agreement. If no such condition then exists, or if no party elects to exercise any right it may have to terminate this Agreement, then and thereupon the appropriate parties shall execute such documents and instruments as may be necessary or appropriate in order to effect the transactions contemplated by this Agreement.

Section 1.3   ALTERNATIVE STRUCTURE. After consultation with Diablo, Heritage shall have the right, exercisable at any time prior to the Effective Time to change the method of effecting the acquisition of Diablo, if and to the extent Heritage deems such changes to be necessary, appropriate or desirable and Diablo shall take all necessary corporate and other reasonable actions to give effect to such change and shall execute, deliver and file any and all agreements and other documents necessary to effect the consummation of the transactions contemplated by such change; provided, however, that in no event shall Diablo be required to take any action set forth above or agree to any such change if such action or change could reasonably be expected to or would (x) alter or change the amount or kind of the merger consideration or the rights of or obligations to Diablo hereunder, or (y) diminish the benefits to be received by the directors, officers or employees of Diablo as set forth in this Agreement or substantially delay the delivery of the Merger Consideration, including, without limitation, any adverse effect upon the tax free treatment thereof, or (z) materially impede or delay the consummation of the Merger otherwise be materially prejudicial to the interests of the Diablo shareholders.

ARTICLE II
EFFECT OF THE MERGER ON THE CAPITAL
STOCK OF THE CONSTITUENT CORPORATIONS

Section 2.1   EFFECT ON CAPITAL STOCK. Subject to the other provisions of this Article II, at the Effective Time, by virtue of the Merger and without any additional action on the part of the holders of shares of stock of Heritage, HBC and Diablo:

(a)   *COMMON STOCK OF Heritage*. Each share of common stock, no par value per share, of Heritage ("*Heritage Common Stock*"), issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of Heritage, and shall not be affected by the Merger;

(b)   *Common Stock of HBC*. Each share of common stock, no par value per share, of HBC ("*HBC Common Stock*"), issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the surviving corporation, and shall not be affected by the Merger;

(c)   *Common Stock of Diablo*. Each share of common stock, no par value per share, of Diablo ("*Diablo Common Stock*") issued and outstanding immediately prior to the Effective Time (other than shares of Dissenting Common Stock (as defined in Section 2.1(d)) and Treasury Shares (as defined in Section 2.1(e)) shall be automatically cancelled and cease to be an issued and outstanding share of Diablo Common Stock and shall be converted into the right to receive Heritage Common Stock or cash as provided in Section 2.2(a);

(d)   *Dissenting Common Stock*. Each share of Diablo Common Stock that is a "dissenting share" within the meaning of Chapter 13 of the CGCL ("*Dissenting Common Stock*") shall not be converted into or represent a right to receive Heritage Common Stock or cash hereunder unless and until such shares have lost their status as dissenting shares under Chapter 13 of the CGCL, at which time such shares shall be converted into Heritage Common Stock and cash pursuant to Section 2.5; and

(e)   *Cancellation of Certain Shares*. Any shares of Diablo Common Stock held by Heritage or HBC or by Diablo, other than those held in a fiduciary capacity ("*Treasury Shares*"), shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

Section 2.2   CONVERSION OF Diablo Common Stock.

(a)   SUBJECT TO THE OTHER PROVISIONS OF THIS ARTICLE II, each share of Diablo Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Common Stock and Treasury Shares) shall at the election of the holder thereof, by virtue of the Merger, be converted into the right to receive the following without interest:

(i)   FOR EACH SHARE OF DIABLO COMMON STOCK WITH RESPECT TO WHICH AN ELECTION TO RECEIVE CASH HAS BEEN EFFECTIVELY MADE AND NOT REVOKED OR DEEMED REVOKED (A "*Cash Election*"), the right to receive in cash an amount (the "*Cash Consideration*") equal to the Per Share Consideration (the *"Cash Per Share Amount"*) (collectively, the "*Cash Election Shares*");

(ii)   for each share of Diablo Common Stock with respect to which an election to receive stock has been effectively made and not revoked or deemed revoked (a "*Stock Election*"), the right to receive the fraction of a share of Heritage Common Stock (the "*Stock Consideration*") equal to the Exchange Ratio; provided, however, that if the Average Closing Price is less than $23.50, Heritage may terminate this Agreement pursuant to Section 10.1(h) (collectively, the "*Stock Election Shares*"); and,

(iii)   for each share of Diablo Common Stock other than shares to which a Cash Election or a Stock Election has been effectively made and not revoked (collectively, the "*Non-Election Shares*"), the right to receive such Stock Consideration and/or Cash Consideration as is determined in accordance with Section 2.3.

The Cash Consideration and Stock Consideration are sometimes referred to herein collectively on the "*Merger Consideration*."

(b)   IF, BETWEEN THE DATE HEREOF AND THE EFFECTIVE TIME, THE OUTSTANDING SHARES OF HERITAGE COMMON STOCK SHALL HAVE BEEN INCREASED, DECREASED, CHANGED INTO OR EXCHANGED FOR A DIFFERENT NUMBER OR KIND OF SHARES OR SECURITIES AS A RESULT OF A REORGANIZATION, RECAPITALIZATION, RECLASSIFICATION, STOCK DIVIDEND, STOCK SPLIT, REVERSE STOCK SPLIT, OR OTHER SIMILAR CHANGE IN CAPITALIZATION (A "*Share Adjustment*"), then the shares of Heritage Common Stock into which a share of Diablo Common Stock shall be converted pursuant to this Sections 2.2 shall be appropriately and proportionately adjusted so that each shareholder of Diablo shall be entitled to receive the Exchange Ratio such shareholder would have received pursuant to such Share Adjustment had the record date therefor been immediately following the Effective Time.

Section 2.3   PRORATION.

(a)   NOTWITHSTANDING ANY OTHER PROVISION CONTAINED IN THIS AGREEMENT, THE NUMBER OF SHARES OF DIABLO COMMON STOCK THAT WILL BE CONVERTED INTO CASH CONSIDERATION PURSUANT TO SECTION 2.2 SHALL BE EQUAL TO THE QUOTIENT OBTAINED BY DIVIDING (X) THE TOTAL CASH CONSIDERATION, BY (Y) THE PER SHARE CONSIDERATION (WHICH, FOR THIS PURPOSE, SHALL BE DEEMED TO INCLUDE THE DISSENTING COMMON STOCK DETERMINED AS OF THE EFFECTIVE TIME) (THE "*Cash Conversion Number*"). All other shares of Diablo Common Stock shall be converted into Stock Consideration.

(b)   Within five (5) Business Days after the Effective Time, Heritage shall cause the Exchange Agent (as defined below) to effect the allocation among holders of Diablo Common Stock of rights to receive the Cash Consideration and the Stock Consideration as follows:

(i)   IF THE AGGREGATE NUMBER OF SHARES OF Diablo Common Stock with respect to which Cash Elections shall have been made (which, for this purpose, shall be deemed to include the Dissenting Common Stock determined as of the Effective Time) (the "*Cash Election Number*") exceeds the Cash Conversion Number, then all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and Cash Election Shares of each holder thereof will be converted into the right to receive the Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Cash Election Number (with the Exchange Agent to determine, consistent with Section 2.3(a), whether fractions of Cash Election Shares shall be rounded up or down), with the remaining number of such holder's Cash Election Shares being converted into the right to receive the Stock Consideration; and

(ii)   If the Cash Election Number is less than the Cash Conversion Number (the amount by which the Cash Conversion Number exceeds the Cash Election Number being referred to herein as the "*Shortfall Number*"), then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and the Non-Election Shares and Stock Election Shares shall be treated in the following manner:

(A)   IF THE SHORTFALL NUMBER IS LESS THAN OR EQUAL TO THE NUMBER OF NON-ELECTION SHARES, THEN ALL STOCK ELECTION SHARES SHALL BE CONVERTED INTO THE RIGHT TO RECEIVE THE STOCK CONSIDERATION, AND THE NON-ELECTION SHARES OF EACH HOLDER THEREOF SHALL CONVERT INTO THE RIGHT TO RECEIVE THE CASH CONSIDERATION IN RESPECT OF THAT NUMBER OF NON-ELECTION SHARES EQUAL TO THE PRODUCT OBTAINED BY MULTIPLYING (X) THE NUMBER OF NON-ELECTION SHARES HELD BY SUCH HOLDER BY (Y) A FRACTION, THE NUMERATOR OF WHICH IS THE SHORTFALL NUMBER AND THE DENOMINATOR OF WHICH IS THE TOTAL NUMBER OF NON-ELECTION SHARES (WITH THE EXCHANGE AGENT TO DETERMINE, CONSISTENT WITH SECTION 2.3(A), WHETHER FRACTIONS OF NON-ELECTION SHARES SHALL BE ROUNDED UP OR DOWN), WITH THE REMAINING NUMBER OF SUCH HOLDER'S NON-ELECTION SHARES BEING CONVERTED INTO THE RIGHT TO RECEIVE THE STOCK CONSIDERATION; OR

(B)   IF THE SHORTFALL NUMBER EXCEEDS THE NUMBER OF NON-ELECTION SHARES, THEN ALL NON-ELECTION SHARES SHALL BE CONVERTED INTO THE RIGHT TO RECEIVE THE CASH CONSIDERATION, AND STOCK ELECTION SHARES OF EACH HOLDER THEREOF SHALL CONVERT INTO THE RIGHT TO RECEIVE THE CASH CONSIDERATION IN RESPECT OF THAT NUMBER OF STOCK ELECTION SHARES EQUAL TO THE PRODUCT OBTAINED BY MULTIPLYING (X) THE NUMBER OF STOCK ELECTION SHARES HELD BY SUCH HOLDER BY (Y) A FRACTION, THE NUMERATOR OF WHICH IS THE AMOUNT BY WHICH (1) THE SHORTFALL NUMBER EXCEEDS (2) THE TOTAL NUMBER OF NON-ELECTION SHARES, AND THE DENOMINATOR OF WHICH IS THE TOTAL NUMBER OF STOCK ELECTION SHARES (WITH THE EXCHANGE AGENT TO DETERMINE, CONSISTENT WITH SECTION 2.3(A), WHETHER FRACTIONS OF STOCK ELECTION SHARES SHALL BE ROUNDED UP OR DOWN), WITH THE REMAINING NUMBER OF SUCH HOLDER'S STOCK ELECTION SHARES BEING CONVERTED INTO THE RIGHT TO RECEIVE THE STOCK CONSIDERATION.

Section 2.4   STOCK OPTIONS. Prior to the Effective Time, in addition to the amount of cash equal to the Total Cash Consideration, Heritage will deposit with the Exchange Agent an amount in cash sufficient to pay the aggregate amount of all cash payments required by this Section 2.4. Each such cash payment will be paid by the Exchange Agent on behalf of Heritage to each holder of an outstanding Diablo option at the Effective Time and reduced by any required withholding Taxes. Prior to the Effective Time, Diablo shall take appropriate action such that each option to purchase shares of the Diablo Common Stock that is outstanding and unexercised immediately prior to the Effective Time including all options granted by Diablo pursuant to The Diablo Valley Bank 2003 Stock Option Plan (the "*Stock Option Plan*"), shall be canceled by Diablo in consideration of the payment by the Exchange Agent to each holder of such option of an aggregate amount in cash equal to the positive difference, if any, between (a) the Per Share Consideration times the number of shares of Diablo Common Stock as to which such holder has options, and (b) the aggregate exercise price of such options. At the Effective Time, each option to purchase a share of Diablo Common Stock pursuant to the Stock Option Plan shall terminate and be of no further force or effect, and any rights thereunder to purchase shares of Diablo Common Stock shall also terminate and be of no further force or effect.

Section 2.5   Conversion of Dissenting Common Stock.

(a)   NO SHARES OF DISSENTING COMMON STOCK THAT ARE ISSUED AND OUTSTANDING AT THE EFFECTIVE TIME AND ARE HELD BY A SHAREHOLDER WHO PROPERLY EXERCISED SUCH SHAREHOLDERS RIGHT UNDER CHAPTER 13 OF THE CGCL SHALL BE CONVERTED INTO THE RIGHT TO RECEIVE THE MERGER CONSIDERATION AND INSTEAD SHALL BE ENTITLED TO SUCH RIGHTS (BUT ONLY SUCH RIGHTS) AS ARE GRANTED BY CHAPTER 13 OF THE CGCL AND TO RECEIVE THE CONSIDERATION AS MAY BE DETERMINED TO BE DUE WITH RESPECT TO SUCH SHARES OF DISSENTING COMMON STOCK PURSUANT TO AND SUBJECT TO THE REQUIREMENTS OF THE CGCL. DIABLO shall give Heritage prompt notice upon receipt by Diablo of any written demands for appraisal rights, withdrawal of such demands, and any other documents received or instruments served pursuant to Chapter 13 of the CGCL and shall give Heritage the opportunity to direct all negotiations and proceedings with respect to such demands. Diablo shall not voluntarily make any payment with respect to any demands for appraisal rights and shall not except with the prior written consent of Heritage, settle or offer to settle such demands.

(b)   If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right prior to the Election Deadline, each of such holder's shares of Diablo Common Stock shall thereupon be deemed to be Non-Election Shares for all purposes of this Agreement, unless such holder shall thereafter otherwise make a timely Election under this Agreement. If any holder of Dissenting Common Stock shall have so failed to perfect or has effectively withdrawn or lost such holder's right to dissent from the Merger after the Election Deadline, each of such holder's shares of Diablo Common Stock shall thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive the Stock Consideration or the Cash Consideration, or a combination thereof, as determined by Heritage in its sole discretion.

ARTICLE III
EXCHANGE OF SHARES

Section 3.1   Election Procedures. Each holder of record of shares of Diablo Common Stock ("*Holder*") shall have the right, subject to the limitations set forth in this Article III, to submit an election in accordance with the following procedures:

(a)   EACH HOLDER MAY SPECIFY IN A REQUEST MADE IN ACCORDANCE WITH THE PROVISIONS OF THIS SECTION 3.1 (HEREIN CALLED AN "*Election*") (i) the number of shares of Diablo Common Stock owned by such Holder with respect to which such Holder desires to make a Stock Election and (ii) the number of shares of Diablo Common Stock owned by such Holder with respect to which such Holder desires to make a Cash Election.

(b)   Heritage shall prepare a form reasonably acceptable to Diablo (the "*Form of Election*") which shall be mailed to record holders of Diablo Common Stock by the Exchange Agent so as to permit those holders to exercise their right to make an Election prior to the Election Deadline.

(c)   The Exchange Agent shall make the Form of Election initially available to Holders not less than twenty (20) Business Days prior to the anticipated Election Deadline and shall use all reasonable efforts to make available as promptly as possible a Form of Election to any shareholder of Diablo who requests such Form of Election following the initial mailing of the Forms of Election and prior to the Election Deadline.

(d)   Any Election shall have been made properly only if the person authorized to receive Elections and to act as exchange agent under this Agreement, which person shall be a bank or trust company selected by Heritage (the "*Exchange Agent*"), pursuant to an agreement (the "*Exchange Agent Agreement*") entered into prior to the mailing of the Form of Election to Diablo shareholders, shall have received, by the Election Deadline, a Form of Election properly completed and signed and accompanied by Certificates to which such Form of Election relates or by an appropriate customary guarantee of delivery of such certificates, as set forth in such Form of Election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States; provided, that such Certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery. Failure to deliver shares of Diablo Common Stock covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by Heritage, in its sole discretion. As used herein, unless otherwise agreed in advance by the parties, "*Election Deadline*" means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the day that is the Business Day immediately preceding the date of the Diablo Shareholders Meeting to approve the transactions anticipated by this Agreement. Diablo and Heritage shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline not more than 15 Business Days before, and at least 5 Business Days prior to, the Election Deadline.

(e)   Any Holder may, at any time prior to the Election Deadline, change or revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election. Subject to the terms of the Exchange Agent Agreement, if Heritage shall determine in its reasonable discretion that any Election is not properly made with respect to any shares of Diablo Common Stock (neither Heritage nor Diablo nor the Exchange Agent being under any duty to notify any shareholder of any such defect), such Election shall be deemed to be not in effect, and the shares of Diablo Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.

(f)   Any Diablo shareholder may, at any time prior to the Election Deadline, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Certificates, or of the guarantee of delivery of such Certificates, previously deposited with the Exchange Agent. All Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from Heritage or Diablo that this Agreement has been terminated in accordance with Article X.

(g)   Subject to the terms of the Exchange Agent Agreement, Heritage, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of the Forms of Election and compliance by any Holder with the Election procedures set forth herein, (ii) the manner and extent to which Elections are to be taken into account in making the determinations prescribed by Section 2.3, (iii) the issuance and delivery of certificates representing the whole number of shares of Heritage Common Stock into which shares of Diablo Common Stock are converted in the Merger and (iv) the method of payment of cash for shares of Diablo Common Stock converted into the right to receive the Cash Consideration and cash in lieu of fractional shares of Heritage Common Stock.

Section 3.2   DEPOSIT OF MERGER CONSIDERATION. At or prior to the Effective Time, Heritage shall deposit, or shall cause to be deposited, with the Exchange Agent, (i) certificates representing the number of shares of Heritage Common Stock sufficient to deliver, and Heritage shall instruct the Exchange Agent to timely deliver, the aggregate Stock Consideration, and (ii) immediately available funds equal to the Total Cash Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 3.3(f)) (collectively, the "*Exchange Fund*") and Heritage shall instruct the Exchange Agent to timely pay the Cash Consideration, and such cash in lieu of fractional shares, in accordance with this Agreement.

Section 3.3   Delivery of Merger Consideration.

(a)   AS SOON AS REASONABLY PRACTICABLE AFTER THE EFFECTIVE TIME, BUT IN ANY EVENT PRIOR TO THE FIFTH (5th) Business Day following the Effective Time, the Exchange Agent shall mail to each holder of record of Certificate(s) which immediately prior to the Effective Time represented outstanding shares of Diablo Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.2 and any cash in lieu of fractional shares of Heritage Common Stock to be issued or paid in consideration therefor who did not properly complete and submit an Election Form, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificate(s))) (the "*Letter of Transmittal*") to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement and (ii) instructions for use in surrendering Certificate(s) in exchange for the Merger Consideration and any cash in lieu of fractional shares of Heritage Common Stock to be issued or paid in consideration therefor in accordance with Section 3.3(f) upon surrender of such Certificate and any dividends or distributions to which such holder is entitled pursuant to Section 3.3(c).

(b)   Upon surrender to the Exchange Agent of its Certificate(s), accompanied by a properly completed Form of Election or a properly completed Letter of Transmittal, a holder of Diablo Common Stock will be entitled to receive, as promptly as practicable after the Effective Time, the Merger Consideration (elected or deemed elected by it, subject to, and in accordance with Sections 2.2 and 2.3) and any cash in lieu of fractional shares of Heritage Common Stock to be issued or paid in consideration therefor in respect of the shares of Diablo Common Stock represented by its Certificate(s). Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration and any cash in lieu of fractional shares of Heritage Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article III.

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(c)　　No dividends or other distributions with respect to Heritage Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Heritage Common Stock represented thereby, in each case unless and until the surrender of such Certificate in accordance with this Article III. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate in accordance with this Article III the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of Heritage Common Stock represented by such Certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Heritage Common Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Heritage Common Stock issuable with respect to such Certificate.

(d)　　In the event of a transfer of ownership of a Certificate representing Diablo Common Stock that is not registered in the stock transfer records of Diablo, the proper amount of cash and/or shares of Heritage Common Stock shall be paid or issued in exchange therefor to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such Diablo Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a Person other than the registered holder of the Certificate or establish to the satisfaction of Heritage that the Tax has been paid or is not applicable.

(e)　　After the Effective Time, there shall be no transfers on the stock transfer books of Diablo of any shares of Diablo Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Diablo Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration and any cash in lieu of fractional shares of Heritage Common Stock to be issued or paid in consideration therefor in accordance with Section 2.3 and the procedures set forth in this Article III.

(f)　　Notwithstanding anything to the contrary contained in this Agreement, no certificates or scrip representing fractional shares of Heritage Common Stock shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to Heritage Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Heritage. In lieu of the issuance of any such fractional share, Heritage shall pay to each former shareholder of Diablo who otherwise would be entitled to receive such fractional share, an amount in cash (rounded to the nearest whole cent) determined by multiplying (i) the Cash Per Share Amount by (ii) the fraction of a share (after taking into account all shares of Diablo Common Stock held by such holder at the Effective Time and rounded to the nearest one thousandth when expressed in decimal form) of Heritage Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 2.2.

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(g)   Any portion of the Exchange Fund that remains unclaimed by the shareholders of Diablo as of six months of the Effective Time shall be paid to Heritage. Any former shareholders of Diablo who have not theretofore complied with this Article III shall thereafter look only to Heritage with respect to the Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions on the Heritage Common Stock deliverable in respect of each share of Diablo Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Heritage, Diablo, the Exchange Agent or any other person shall be liable to any former holder of shares of Diablo Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h)   In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Heritage or the Exchange Agent, the posting by such person of a bond in such amount as Heritage may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

(i)   Notwithstanding anything to the contrary contained herein, no certificates representing shares of Heritage Common Stock shall be delivered to a Diablo Shareholder who is an "affiliate" of Diablo for purposes of Rule 145 under the Securities Act of 1933, as amended (the "*Securities Act*") unless such "affiliate" shall have theretofore executed and delivered to a written agreement from such person referred to in Section 7.8.

(j)   Holders of Certificates representing shares of Diablo Common Stock shall not be entitled to vote as holders of shares of Heritage Common Stock until such Certificates representing Diablo Common Stock have been exchanged for shares of Heritage Common Stock as provided in this Article III.

Section 3.4   WITHHOLDING RIGHTS. The Exchange Agent (or, subsequent to six months from the Effective Time, Heritage) shall be entitled to deduct and withhold from any cash portion of the Merger Consideration, any cash in lieu of fractional shares of Heritage Common Stock, cash dividends or distributions payable pursuant to Section 3.3(c) hereof and any other cash amounts otherwise payable pursuant to this Agreement to any holder of Diablo Common Stock or Diablo stock options (pursuant to Section 2.4) such amounts as the Exchange Agent or Heritage, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or Heritage, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Diablo Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or Heritage, as the case may be.

Section 3.5   No Liability. Neither Heritage, HBC, Diablo nor the Exchange Agent shall be liable to any holder of shares of Diablo Common Stock for any shares of Heritage Common Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

ARTICLE IV
CONDUCT PENDING THE MERGER

Section 4.1   CONDUCT OF Diablo's Business Prior to the Effective Time. Except as expressly provided in this Agreement, or with the prior written consent of Heritage, which consent shall not be unreasonably withheld, during the period from the date of this Agreement to the Effective Time, Diablo shall, (a) conduct its business in the usual, regular and ordinary course, consistent with past practices and consistent with prudent banking practices; (b) use its commercially reasonable efforts to maintain and preserve intact its business organization, employees and advantageous customer relationships and to continue to develop such customer relationships and retain the services of its officers and key employees; (c) maintain and keep its properties in as good repair and condition as at present except for obsolete properties and for deterioration due to ordinary wear and tear; (d) maintain in full force and effect insurance comparable in amount and scope of coverage to that now maintained by it; (e) perform in all material respects all of its obligations under contracts, leases and obligations relating to and affecting its assets, properties and businesses except such obligations as it may in good faith reasonably dispute; (f) charge off all loans, leases and other assets, or portions thereof, deemed uncollectible in accordance with GAAP or applicable law or regulation, classified as "loss" or as directed by its regulators; (g) maintain the ALLL in accordance with past practices and methodology and GAAP; and (h) give notice to and consult with Heritage prior to hiring any employees or independent contractors; (i) give notice to and consult with Heritage before acquiring any security or investment for the Diablo investment portfolio; and (j) substantially comply with and perform all material obligations and duties imposed upon it by all federal and state laws, statutes and rules, regulations and orders imposed by any Governmental Authority applicable to its business.

Section 4.2   Forbearance By Diablo. Except as expressly provided in this Agreement, during the period from the date of this Agreement to the Effective Time, Diablo shall not without the prior written consent of Heritage which consent shall not be unreasonably withheld:

(a)   TAKE or fail to take any action which would reasonably be expected to have a Material Adverse Effect on Diablo or adversely delay the ability of Heritage, HBC or Diablo to obtain any necessary approvals, consents or waivers of any Governmental Authority or other parties required for the Merger or to perform its covenants or agreements under this Agreement on a timely basis;

(b)   take or fail to take any action that would cause or permit the representations and warranties made in Section 5.1 to be materially inaccurate at the time of Closing or preclude Diablo from making such representations and warranties at the time of Closing;

(c)   incur any indebtedness for borrowed money or issue any debt securities or trust preferred (other than deposits, federal funds purchased, cash management accounts, Federal Home Loan Bank borrowings that mature within one year and securities sold under agreements to repurchase that mature within 90 days, in each case in the ordinary course of business consistent with past practice) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, other than in the ordinary course of business consistent with past practice;

(d)   issue any shares of capital stock; adjust, split, combine or reclassify any capital stock; grant options under the Stock Option Plan, make, declare or pay any dividend or make any other distribution on any capital stock (including payment of any stock dividends); except for the redemption for the Diablo Preferred Stock, directly or indirectly, redeem, purchase or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock; grant any stock appreciation rights; grant any person any right to acquire any shares of its capital stock (whether pursuant to an option, warrant, right or otherwise including the grant of options under the Stock Option Plan); or provided, however, that Diablo may make cash payments on account of stock options outstanding under the Option Plan on the date of this Agreement in the manner provided in Section 2.4;

(e)   enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of Diablo or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), or grant any severance or termination payment except (i) for normal individual increases in compensation to employees in the ordinary course of business consistent with past practice, provided that no such increase shall result in an annual adjustment of more than 5%, (ii) for other changes that are required by applicable law, (iii) to satisfy contractual obligations existing as of the date hereof, (iv) for payment of bonuses approved in 2006 and accrued on the financial statements for the year ended December 31, 2006 previously delivered to Heritage, or (v) for accrual of bonuses to option holders to compensate such holders for an adjustment to option exercise prices made in order to satisfy Section 9.2(p).

(f)   hire any person as an employee of Diablo or promote any employee, except (i) to satisfy contractual obligations existing as of the date hereof and (ii) persons hired to fill any vacancies arising after the date hereof and whose employment is terminable at the will of Diablo before or after consummation of the Merger, other than any person to be hired to fill a newly created position who would have a base salary, including any guaranteed bonus or any similar bonus, considered on an annual basis equal to or greater than $50,000;

(g)   enter into, establish, adopt or amend, or make any contributions to (except (i) as may be required by applicable law, (ii) to satisfy contractual obligations existing as of the date hereto, or (iii) as permitted by Section 4.2(e)), any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee of Diablo or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder;

(h)   sell, transfer, pledge mortgage, encumber license, guarantee or otherwise dispose of or discontinue any of its assets, deposits, business or properties except upon prior notice to Heritage and pursuant to existing contracts or commitments or in the case of a pledge in the ordinary course of business consistent with past practice;

(i)   acquire by merger, consolidation with, by purchase of an equity interest, or asset purchase, or by any other manner acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other Person;

(j)   make any capital expenditures other than those related to the establishment and completion of the new branch currently under construction in Danville and other than capital expenditures in the ordinary course of business consistent with past practice in amounts not in excess of $25,000;

(k)   amend the Diablo Articles of Incorporation or the Diablo Bylaws;

(l)   implement or adopt any change in its accounting principles, practices or methods, other than as may be required by changes in laws or regulations or GAAP;

(m)   except in the ordinary course of business consistent with past practice or as otherwise permitted under this Agreement, enter into any contract in excess of $50,000, or terminate any material contract or amend or modify in any material respect any of its existing material contracts, provided however, that Diablo will give prior notice to Heritage before entering into any contract in excess of $15,000;

(n)   enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which Diablo is or becomes a party after the date of this Agreement, which settlement, agreement or action involves payment by Diablo of an amount which exceeds $50,000 and/or would impose any material restriction on the business of Diablo or create precedent for claims that are reasonably likely to be material to Diablo;

(o)   except as required by applicable law or a Governmental Authority, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, (ii) fail to follow in any material respect its existing policies or practices with respect to managing its exposure to interest rate an other risk, (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk, (iv) enter into a new material line of business, or (v) change its investment, underwriting, or asset liability management or other material banking policy.

(p)   change its investment securities portfolio policy or the manner in which the portfolio is classified or reported; or invest in any mortgage-backed or mortgage-related securities which would be considered "high-risk" securities under applicable regulatory pronouncements;

(q)   take any action or omit to take any action that may result, individually or in the aggregate with any other actions or omissions, in a material violation of the Bank Secrecy Act, the anti-money laundering laws and regulations or the policies and procedures of Diablo with respect to the foregoing;

(r)   enter into any derivatives contract;

(s)   acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) any debt security or equity investment other than federal funds or United States Government securities or United States Government agency securities, in each case with a term of one (1) year or less;

(t)   make, renew or otherwise modify any loan, loan commitment, letter of credit or other extension of credit (collectively, "*Loans*") other than in the ordinary course of business consistent with past practice, provided that Diablo shall not make, renew or otherwise modify any Loan with a principal balance in excess of $1,500,000 without Heritage's written consent, which consent shall be deemed to have been received to the extent Diablo has provided written notice hereunder, which Heritage has not objected to within two (2) Business Days of receipt of such written notice;

(u)   make any investment or commitment to invest in real estate or in any real estate development project (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business consistent with past practice);

(v)   forgive any loans to directors, officers or employees of Diablo;

(w)   adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitulation or other reorganization of Diablo (other than the Merger) or any agreement relating to an Acquisition Proposal, except as expressly permitted in Section 7.6;

(x)   file or cause to be filed any amended Returns or claims for refund of Taxes; or (A) prepare any Return in a manner which is materially inconsistent with the past practices of Diablo, as the case may be, with respect to the treatment of items on such Returns, (B) incur any material liability for Taxes other than in the ordinary course of business, or (C) enter into any settlement or closing agreement with a taxing authority that materially affects or may materially affect the Tax liability of Diablo, as the case may be, for any period ending after the Closing Date;

(y)   fail to maintain with financially responsible insurance companies insurance on its tangible assets and its business in such amounts and against such risks and losses as are consistent in all material respects with past practice;

(z)   (i) take any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (ii) take any action that is intended or is reasonably likely to result in (y) any of the conditions to the Merger set forth in Article VII not being satisfied or (z) a material violation of any provision of this Agreement, except as may be required by applicable law or regulation; or

(aa)   enter into any transaction with any director of officer, except as permitted by this Agreement or pursuant to any contract or obligations existing on the date hereof, copies of which contract or obligation have been previously provided to Heritage.

(bb)   make, acquire a participation in, reacquire an interest in a participation sold or sell any loan or lease that is not in compliance with its normal credit underwriting standards, policies and procedures as in effect on date of this Agreement, as modified, if necessary, to become or remain in accordance with GAAP or RAP or in conformity with the recommendations of Diablo's regulators; or renew, extend the maturity of, or alter any of the material terms of any such loan or lease for a period of greater than six months;

(cc)   except as required by GAAP, reduce any material accrual or reserve, including, without limitation, any contingency reserve, litigation reserve, tax reserve, or the ALLL, by reversal or booking a negative provision, or change the methodology by which such accounts generally have been handled in past periods, unless required to do so by GAAP or RAP;

(dd)   enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

Section 4.3   CONDUCT BY Heritage and HBC Prior to the Effective Time. Except as expressly provided in this Agreement, or with the prior written consent of Diablo, which consent shall not be unreasonably withheld, during the period from the date of this Agreement to the Effective Time, Heritage shall, and shall cause HBC to (a) take no action which would reasonably be expected to have a Material Adverse Effect on or adversely delay the ability of Heritage, Diablo or HBC to obtain any necessary approvals, consents or waivers of any Governmental Authority or other parties required for the Merger, or to perform its covenants or agreements under this Agreement on a timely basis, (b) not amend its Articles of Incorporation in any respect that materially and adversely affects the rights and privileges attendant to the Heritage Common Stock, (c) not take or agree to take, or make any commitment to take or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Agreement, (d) not take any action or cause to be taken any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, and (e) substantially comply with and perform all material obligations and duties imposed upon it by all federal and state laws, and rules, regulations and orders imposed by federal, state and local Governmental Authorities.

ARTICLE V
REPRESENTATIONS AND WARRANTIES

Section 5.1   REPRESENTATIONS AND WARRANTIES OF Diablo. Diablo represents and warrants that, except as specifically set forth in the Disclosure Schedule (and as identified in the Disclosure Schedule by appropriate section of this Agreement to which the disclosure relates) delivered to Heritage as of the date of this Agreement (the "*Disclosure Schedule*"):

(a)   *ORGANIZATION.*

(i)   DIABLO is a California banking a corporation duly organized, validly existing and in good standing under the laws of the State of California and has all requisite power and authority, corporate and otherwise, to own, operate and lease its assets and properties and to carry on its business substantially as it has been and is now being conducted. Diablo is duly qualified to do business and is in good standing in each jurisdiction where the character of the assets or properties owned or leased by it or the nature of the business transacted by it requires that it be so qualified, except where the failure to so qualify would not have a Material Adverse Effect on Diablo.

(ii)   Diablo has all requisite corporate power and authority to enter into this Agreement and, subject to the approval of this Agreement by its shareholders and the receipt of all requisite regulatory approvals and the expiration of any applicable waiting periods, to consummate the transactions contemplated hereby.

(iii)   Diablo is authorized by the California Department of Financial Institutions ("DFI") in accordance with the California Financial Code to conduct a commercial banking business. The deposits of Diablo are insured by the Federal Deposit Insurance Corporation ("FDIC") in the manner and fullest extent provided by applicable law and all premiums and assessments required to be paid in connection therewith have been paid when due.

(iv)   True and complete copies of the Articles of Incorporation and Bylaws of Diablo, as amended to date, have been delivered to Heritage. The corporate record books, transfer books and stock ledgers of Diablo are complete and accurate in all material respects and reflect all meetings, consents and other material actions of the shareholders, Boards of Directors and committees of the Boards of Directors of Diablo, and all transactions in its capital stock, since its inception.

(b)   *AUTHORIZATION.* The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly approved and authorized by the board of directors of Diablo, and all necessary corporate action on the part of Diablo has been taken, subject to the approval of this Agreement and the Merger by the affirmative vote of a majority of the outstanding shares of Diablo Common Stock. This Agreement has been duly executed and delivered by Diablo and, subject to shareholder approval, constitutes the valid and binding obligation of it and is enforceable against it, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship or similar laws or equitable principles or doctrines.

(c)   *Conflicts and Approvals*. Subject to the second sentence of this Section 5.1(c), the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with or result in any violation, breach or termination of, or default or loss of a material benefit under, permit the acceleration of any obligation under, require the giving of notice or obtaining consent under, or result in the creation of any material lien, charge or encumbrance on any property or assets under, any provision of the Articles of Incorporation or Bylaws of Diablo, or any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Diablo or its properties, other than any such conflicts, violations or defaults which (i) will be cured or waived prior to the Effective Time or (ii) are disclosed in the Disclosure Schedule. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Diablo in connection with the execution and delivery of this Agreement or the consummation by Diablo of the transactions contemplated hereby or thereby except for: (a) the filing and approval of all required regulatory applications or notifications by Heritage, Diablo and/or HBC for approval of the transactions contemplated by this Agreement; (b) the filing by Heritage of the Form S-4, which shall include the Proxy Statement for use in connection with Diablo's Shareholders' Meeting and the SEC's order declaring the Form S-4 effective; (c) the filing of the Merger Agreement and certificates of merger with respect to the Merger with the California Secretary of State and the Commissioner; (d) filings and approval with and from the DFI, and (f) any filings, approvals or no-action letters with or from any other regulatory agency or state securities authorities.

(d)   *Subsidiary*. Diablo does not own or control any subsidiary. Diablo does not have any equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, except as acquired through settlement of indebtedness, foreclosure, the exercise of creditors' remedies or in a fiduciary capacity, and the business carried on by Diablo has not been conducted through any other direct or indirect subsidiary or Affiliate of Diablo. Diablo is not a Subsidiary of any Person.

(e)   *Capitalization*. The entire authorized capital stock of Diablo consists of (i) 20,000,000 shares of Diablo Common Stock, of which 2,502,146 are issued and outstanding (subject to the exercise of Diablo stock options from and after the date hereof), and 715,350 additional shares of which have been reserved for issuance to holders of outstanding Diablo stock options under the Stock Option Plan (subject to the exercise of Diablo stock options from and after the date hereof), and (ii) 10,000,000 shares of preferred stock, no par value per share, of which 207,061 shares of Series A Preferred Stock are issued and outstanding ("*Diablo Preferred Stock*"). The Disclosure Schedule contains a list of (i) the number of outstanding options with respect to the Stock Option Plan, (ii) the exercise price per share with respect to each Diablo stock option, (iii) a list of all option holders with respect to the Stock Option Plan, and (iv) the number of vested and unvested Diablo stock options with respect to each such option holder in the Stock Option Plan. Subject to the actions required to be taken in accordance with Section 9.2(p), all Diablo stock options were issued and, upon issuance in accordance with the terms of the outstanding option agreements, the shares of Diablo Common Stock have been issued in compliance with all applicable law. Except as set forth on the Diablo Disclosure Schedule, the exercise price of each stock option issued pursuant to the Stock Option Plan was the price on the date of grant in accordance with GAAP and applicable law. Except for options issued under the Stock Option Plan, there are no (i) other outstanding equity securities of any kind or character, (ii) outstanding subscriptions, options, convertible securities, rights, warrants, calls or other agreements or commitments of any kind issued or granted by, or binding upon, Diablo to purchase or otherwise acquire any security of or equity interest in Diablo or (iii) outstanding subscriptions, options, rights, warrants, calls, convertible securities, irrevocable proxies or other agreements or commitments obligating Diablo to issue any shares of, restricting the transfer of or otherwise relating to shares of its capital stock of any class. All of the issued and outstanding shares of Diablo Common Stock and Diablo Preferred Stock have been duly authorized, validly issued and are fully paid and non-assessable, and have not been issued in violation of the preemptive rights of any person. Such shares of Diablo Common Stock and Diablo Preferred Stock have been issued in full compliance with applicable law.

(f)   *Financial Statements and Accounting Records*. Diablo has furnished to Heritage true and complete copies of (i) the audited balance sheets of Diablo as of December 31, 2003, 2004 and 2005, and the related audited statements of income, stockholders' equity and cash flows for the years ended December 31, 2003, 2004 and 2005, (ii) an unaudited balance sheet of Diablo as of September 30, 2006, and the related unaudited statement of income for the nine-month period ended September 30, 2006 (such balance sheets and the related statements of income, stockholders' equity and cash flows are collectively referred to herein as the "*Diablo Financial Statements*"). The Diablo Financial Statements fairly present, in all material respects, the financial position of Diablo as of the respective dates thereof and the results of operations and changes in financial position of Diablo for the periods then ended, in conformity with GAAP, applied on a basis consistent with prior periods (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments and the fact that they do not contain all of the footnote disclosures required by GAAP). Diablo makes and keeps accurate books and records and maintains a system of internal accounting controls over financial reporting that are sufficient to provide reasonable assurance that transactions are properly recorded and records are kept which accurately and fairly reflect, in all material respects, financial activities of Diablo, so as to permit the preparation of Diablo's financial statements in conformity with GAAP. Since December 31, 2005, Diablo has not been advised of (i) any significant deficiencies in the design or operation of internal controls that could adversely affect the ability of Diablo to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls of Diablo.

(g)   *Allowance for Loan Losses*.

(i)   THE ALLOWANCE FOR LOAN LOSSES SHOWN ON THE Diablo Financial Statements as of September 30, 2006 (and as shown on any financial statements to be delivered by Diablo to Heritage pursuant to Section 7.2(b) hereof), to the knowledge of Diablo, as of such date was (and will be as of such subsequent Diablo Financial Statements) adequate in all respects to provide for losses, net of recoveries relating to loans previously charged off, on loans outstanding, and contained (or will contain) an additional amount of unallocated reserves for future losses at a level considered adequate under the standards applied by applicable regulatory authorities and based upon generally accepted practices. To the knowledge of Diablo, the aggregate principal amount of loans contained (or that will be contained) in the loan portfolio of Diablo as of September 30, 2006 (and as of the dates of any financial statements to be delivered by Diablo to Heritage pursuant to Section 7.2(b) hereof), in excess of such reserve, was (and will be) fully collectible. Diablo has calculated its allowance for loan losses in accordance with GAAP as applied to banking institutions and in accordance with all applicable rules and regulations.

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(ii)   The Disclosure Schedule lists all Nonperforming Assets as of September 30, 2006. The sum of the aggregate amount of all Nonperforming Assets (as defined below) and all troubled debt restructurings (as defined under GAAP) on the books of Diablo as of September 30, 2006 does not exceed 0.25% of total loans at the date hereof. "*Nonperforming Assets*" shall mean (i) all loans and leases (A) that are contractually past due 90 days or more in the payment of principal and/or interest, (B) that are on nonaccrual status, (C) where a reasonable doubt exists, in the reasonable judgment of Diablo, as to the timely future collectibility of principal and/or interest, whether or not interest is still accruing or the loan is less than 90 days past due, (D) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower's ability to pay in accordance with such initial terms, (E) where a specific reserve allocation exists in connection therewith, or (F) that have been classified "Doubtful,""Loss" or the equivalent thereof by any regulatory authority, and (ii) all assets classified as real estate owned ("*REO*") and other assets acquired through foreclosure or repossession. Other than as set forth in the Diablo Disclosure Schedule, Diablo has no Nonperforming Assets as defined herein.

(h)   *LOANS; Investments.*

(i)   EXCEPT AS OTHERWISE set forth in the Disclosure Schedule, each loan reflected as an asset on the Diablo Financial Statements dated as of September 30, 2006, and each loan originated or acquired after such date, constitutes the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, except to the extent that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles or doctrines. Except as set forth in the Diablo Disclosure Schedule, all such loans are, and at the Effective Time will be, free and clear of any security interest, lien, encumbrance or other charge and do not, and will not at the Effective Time, include any provision for prepayment penalties in violation of any law or regulation. All currently outstanding loans of Diablo, including any current extensions of any loan, were solicited, originated and currently exist in material compliance with all applicable requirements of federal and state law and regulations promulgated thereunder. There are no oral modifications or amendments or additional agreements related to the loans that are not reflected in Diablo's records, and to the knowledge of Diablo no claim of defense as to the enforcement of any loan has been asserted, and Diablo has no knowledge of any acts or omissions that would give rise to any claim or right of rescission, set off, counterclaim or defense. Except as set forth in the Disclosure Schedule, there is no loan or other asset of Diablo that has been classified by Diablo or its examiners as "Watchlist,""Special Mention,""Substandard,""Doubtful" or "Loss" (identified by borrower, outstanding amounts and summary of loan terms).

(ii)   All guarantees of indebtedness owed to Diablo, including but not limited to those of the Federal Housing Administration, the Small Business Administration, and other state and federal agencies, are, to the knowledge of Diablo, valid and enforceable, except to the extent enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles or doctrines.

(iii)   Except as set forth in the Disclosure Schedule and except for pledges to secure public and trust deposits, none of the investments reflected in the Diablo Financial Statements dated as of September 30, 2006 under the heading "Investment Securities," and none of the investments made by Diablo since September 30, 2006, is subject to any restriction, whether contractual or statutory, which materially impairs the ability of Diablo to freely dispose of such investment at any time, other than those restrictions imposed on securities held for investment under GAAP. With respect to all material repurchase agreements to which Diablo is a party, Diablo has a valid, perfected first lien or security interest in the government securities or other collateral securing each such repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement. Except as set forth in the Disclosure Schedule and except for a transaction involving less than $50,000, Diablo has not sold or otherwise disposed of any assets in a transaction in which the acquiror of such assets or other person has the right, either conditionally or absolutely, to require Diablo to repurchase or otherwise reacquire any such assets.

(iv)   Set forth in the Disclosure Schedule is a complete and accurate list of each investment and debt security, mortgage-backed and related securities, marketable equity securities and securities purchased under agreements to resell owned by Diablo showing as of September 30, 2006 the carrying values and estimated fair values of investment and debt securities, the gross carrying value and estimated fair value of the mortgage-backed and related securities and the estimated cost and estimated fair value of the marketable equity securities.

(v)   All United States Treasury securities, obligations of other United States Government agencies and corporations, obligations of States of United States and their political subdivisions, and other investment securities classified as "held to maturity" and "available for sale" held by Diablo, as reflected in the Diablo Financial Statements dated September 30, 2006 were classified and accounted for in accordance with GAAP.

(i)   *TITLE to Assets*. Diablo has good title to all of its assets and properties reflected in the Diablo Financial Statements or acquired subsequent thereto, free and clear of liens, mortgages, security interests, encumbrances or charges of any kind ("*Encumbrances*"), except (i) as described in the Disclosure Schedule, (ii) as noted in the Diablo Financial Statements, (iii) statutory liens not yet delinquent, (iv) consensual landlord liens, (v) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purpose for which they are held, (vi) pledges of assets in the ordinary course of business to secure public funds deposits, and (vii) those assets and properties disposed of for fair value in the ordinary course of business since September 30, 2006.

(j)   *Real Estate*. Diablo's Disclosure Schedule sets forth a list of all real property or premises owned as the date hereof and all real property that Diablo is in the process of foreclosing (whether by) judicial process or by power of sale or otherwise in the process of acquiring title to, and all indebtedness secured by any Encumbrance thereon, and (ii) all real property or premises leased or subleased in whole or part of Diablo, together with (x) a description of the locations thereof, (y) a description of each real property lease, sublease, installment purchase, or similar arrangement to which Diablo is a party, and (z) a description of each contract for the purchase, sale or development of real estate to which Diablo is a party. Diablo has good and marketable title to the real property, and valid leasehold interests in the leaseholds, set forth in the Disclosure Schedule, free and clear of all Encumbrances, except (A) for rights of lessors, co-lessees or subleases in such matters that are reflected in the lease; (B) Encumbrances incurred in the ordinary course of business, if any, that, to the knowledge of Diablo, (i) are not substantial in character, amount or extent, (ii) do not materially interfere with present use, of the property subject thereto or affected thereby, and (iv) do not otherwise materially impair the conduct of business of Diablo; or (C) as set forth in the Disclosure Schedule. Diablo, as lessee, has the right under valid and subsisting leases to occupy, use and possess all property leased by Diablo, as identified in the Disclosure Schedule, and, to the knowledge of Diablo, there has not occurred under any such lease any breach, violation or default. Except as set forth in the Disclosure Schedule and except with respect to deductibles under insurance policies set forth in the Disclosure Schedule, Diablo has not experienced any uninsured damage or destruction with respect to the properties identified in the Disclosure Schedule. Diablo enjoys peaceful possession under all leases for the use of real or personal property under which Diablo is the lessee, and, to the knowledge of Diablo, all leases to which Diablo is a party are valid and enforceable in all material respects in accordance with the terms thereof except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally and by general principals of whether applied in a proceeding at law or in equity. Diablo is not in default with respect to any such lease, and to the knowledge of Diablo no event has occurred which with the lapse of time or the giving of notice, or both, would constitute a default under any such lease. True and correct copies of each such lease have been delivered to Heritage.

(k)   *Material Contracts*. Except as set forth in the Disclosure Schedule (all items listed or required to be listed in the Disclosure Schedule as a result of this Section 5.1(k) being referred to herein as "*Diablo Scheduled Contracts*"), Diablo is not a party or otherwise subject to: (i) any employment, deferred compensations, bonus or consulting contract; (ii) any advertising, brokerage, licensing, dealership, representative or agency relationship or contract; (iii) any contract or agreement that would restrict Heritage or the surviving corporation after the Effective Time from competing in any line of business with any Person or using or employing the services of any Person; (iv) any lease of personal property providing for annual lease payments by or to Diablo in excess of $25,000 per annum other than financing leases entered into in the ordinary course of business in which Diablo is lessor and leases of real property presently used by Diablo as banking offices; (v) any mortgage, pledge, conditional sales contract, security agreement, option, or any other similar agreement with respect to any interest of Diablo (other than as mortgagor or pledgor in the ordinary course of their banking business or as mortgagee, secured party or deed of trust beneficiary in the ordinary course of Diablo's business) in personal property having a value of $25,000 or more; (vi) any agreement to acquire equipment or any commitment to make capital expenditures of $10,000 or more; (vii) any agreement for the sale of any property or assets in which Diablo has an ownership interest or for the grant of any preferential right to purchase any such property or asset; (viii) any agreement for the borrowing of any money (other than liabilities or interbank borrowings made in the ordinary course of their banking business and reflected in the financial records of Diablo); (ix) any guarantee or indemnification which involves the sum of $25,000 or more, other than letters of credit or loan commitments issued in the normal course of business; (x) any supply, maintenance or landscape contracts not terminable by Diablo without penalty on 30 days or less notice and which provides for payments in excess of $25,000 per annum; (xi) any contract of participation with any other bank in any loan entered into by Diablo subsequent to December 31, 2005 in excess of $25,000, or any sales of assets of Diablo with recourse of any kind to Diablo, or any agreement providing for the sale or servicing of any loan or other asset which constitutes a "recourse arrangement" under applicable regulation or policy promulgated by a Governmental Authority (except for agreements for the sale of guaranteed portions of loans guaranteed in part by the U.S. Small Business Administration and related servicing agreements); (xii) any other agreement of any other kind, including for data processing and similar services, which involves future payments or receipts or performances of services or delivery of items requiring aggregate payment of $10,000 or more to or by Diablo other than payments made under or pursuant to loan agreements, participation agreements and other agreements for the extension of credit in the ordinary course of Diablo's business; (xiii) any material agreement, arrangement or understanding not made in the ordinary course of business; (xiv) any agreement, arrangement, policy or understanding relating to the employment, election, retention in office or retirement, change of control or severance of any present or former director, officer or employee of Diablo; (xv) any agreement, arrangement or understanding pursuant to which any payment (whether severance pay or otherwise) became or may become due to any director, officer or employee of Diablo upon execution of this Agreement or upon or following consummation of the transactions contemplated hereby (either alone or in connection with the occurrence of any additional acts or events); or (xvi) any written agreement, supervisory agreement, resolution, memorandum of understanding, consent order, cease and desist order, capital order, or condition of any regulatory order or decree with or by the DFI or FDIC or any other Government Authority.

Diablo has made available to Heritage true and correct copies of all Diablo Scheduled Contracts, including all amendments and supplements. Diablo has performed in all material respects all of the obligations required to be performed by it to date under the Diablo Scheduled Contracts, and is not in material default under, or in material breach of, any term or provision of Diablo Scheduled Contracts and no event has occurred that, with the giving of notice or the passage of time, or both, would constitute a default or breach any the Scheduled Contract. To Diablo's knowledge, no party to a Diablo Scheduled Contract is in or has given notice of default thereunder.

(l)   *DEPOSIT SUMMARY*. Diablo has made available to Heritage a summary of the amounts and types of the deposits held by Diablo as of September 30, 2006 and the weighted average interest rates being paid thereon as of such date (the "Deposit Summary"). The Deposit Summary and other data and information provided by Diablo, relating to assets, liabilities and business of Diablo are true in all material respects as of the date thereof.

(m)   *Intellectual Property*. Diablo owns or possesses valid and binding licenses and other rights to use without payment all material patents, copyrights, trade secrets, trade names, service marks and trademarks used in its business; and Diablo has not received any notice with respect thereto that asserts the rights of others. Diablo has in all material respects performed all the obligations required to be performed by them, and is not in default in any material respect under any licenses, contract, agreement, arrangement or commitment relating to any of the foregoing.

(n)   *Undisclosed Liabilities*. Diablo does not have any material liability or obligation, accrued, absolute, contingent or otherwise and whether due or to become due or material liabilities for federal, state or local taxes or assessments or material liabilities under any agreement that are not reflected in or disclosed in the Diablo Financial Statements, except (i) those liabilities and expenses incurred in connection with the transaction contemplated by this Agreement or incurred in the ordinary course of business and consistent with prudent business practices since September 30, 2006 or (ii) as disclosed in the Disclosure Schedule. Diablo does not know of any basis for the assertion against it of any liability, obligation or claim (including, without limitation, that of any regulatory authority) that is likely to result in or cause a Material Adverse Effect on Diablo.

(p)   *Compliance with Laws and Permits.* Except as set forth in the Disclosure Schedule, Diablo is in compliance with, and is not in default (or with the giving of notice or the passage of time will be in default) under, or in violation of, (i) any provision of its Articles of Incorporation or Bylaws (ii) any permit, concession, grant, franchise, license, authorization, (iii) order, judgment, writ, injunction, decree, arbitration ruling, award or, (iv) any law, statute, federal, state or local law, ordinance, rule or regulation applicable to Diablo or its assets, operations, properties or businesses now conducted or heretofore conducted, which noncompliance or violation would, individually or in the aggregate, reasonably be anticipated to have a Material Adverse Effect. Diablo has all material licenses and permits that are necessary for the conduct of its business, and such licenses are in full force an effect, except for any failure to be in full force and effect that would not, individually or in the aggregate, have a Material Adverse Effect on Diablo.

(q)   *Insider Loans*. The Disclosure Schedule contains a listing, current as of the date of this Agreement, of all outstanding extensions of credit to any of Diablo's executive officers and directors and their related interests (as defined under Federal Reserve Board Regulation O) made by Diablo, all of which have been made in compliance with Regulation O, which listing is true, correct and complete in all material respects.

(r)   *Community Reinvestment Act*. Diablo is in Compliance with the Community Reinvestment Act (12 U.S.C. Section 2901 et seq.) ("*Community Reinvestment* Act") and all regulations promulgated thereunder, and Diablo has provided Heritage access to copies of Diablo's current Community Reinvestment Act Statement, all letters and written comments received by Diablo since January 1, 2003 pertaining thereto and any responses by Diablo to such comments. Diablo had a rating of "satisfactory" or better as of its most recent Community Reinvestment Act compliance examination and knows of no reason why it would not receive a rating of "satisfactory" or better at its next Community Reinvestment Act compliance examination or why any other governmental entity may seek to restrain, delay or prohibit the transactions contemplated by this Agreement as a result of any act or omission of Diablo under the Community Reinvestment Act.

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(s)   *Fair Lending Laws*. Diablo is in material compliance with the Fair Lending Laws and all regulations promulgated thereunder. Diablo has not received any notices of any violation of said acts or any of the regulations promulgated thereunder, nor does Diablo have any notice of, or knowledge of, any threatened administrative inquiry, proceeding or investigation with respect to Diablo's compliance with said acts.

(t)   *Consumer Compliance Laws*. All loans of Diablo have been made substantially in accordance with all applicable statutes and regulatory requirements at the time such loan or any renewal thereof, including without limitation Regulation Z (12 C.F.R. Section 226 et seq.) issued by the Federal Reserve, the Federal Consumer Credit Protection Act (15 U.S.C. Section 601 et seq.) and all statutes and regulations governing the operations of California banking corporations.

(u)   *Bank Secrecy Act*. Diablo is in material compliance with the Bank Secrecy Act (31 U.S.C. Section 5322 et seq.) ("*Bank Secrecy Act*") and all regulations promulgated thereunder or related state or federal anti-money laundering laws, regulations and guidelines including (i) those provisions and federal regulations requiring (a) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of due diligence in identifying customers, and Diablo has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts.

(v)   *Patriot Act*. Diablo has adopted such procedures and policies as are, in the reasonable judgment of Diablo management, necessary or appropriate to comply with Title III of the USA Patriot Act (Pub. L. No. 107-56) ("*Patriot Act*") and is in such compliance in all material respects.

(w)   *Regulatory Matters*. (i) Diablo is not a party or subject to any order, decree, agreement, memorandum of understanding or similar arrangement with or a commitment letter or similar submission to, or extraordinary supervising letter from any Governmental Authority, (ii) has not been advised by, or has knowledge of facts which are reasonably expected to give rise to an advisory notice by, any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any order, decree, agreement, memorandum of understanding, commitment letter, supervising letter or similar submission, and (iii) except for normal examinations conducted by a Governmental Authority in the regular course of the business of Diablo, or as set forth in the Disclosure Schedule, no Governmental Authority has initiated any proceeding or, to the knowledge of Diablo threatened, any investigation, into the business or operations of Diablo since December 31, 2005. To the knowledge of Diablo, there is no material unresolved violation, criticism or exception by any Governmental Authority with respect to any report or statement relating to any examination of Diablo.

(x)   *Bank Regulation Reports*. Diablo has timely filed all material reports, including Reports of Condition and Income ("*Call Reports*"), together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2003 with (i) the DFI, (ii) the FDIC or (iii) any other bank regulatory Governmental Authority, and has paid all fees and assessments due and payable in connection therewith. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the authority with which they were filed and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Diablo has previously made available to Heritage true and correct copies of all DFI and FDIC filings made during calendar years 2004, 2005, and 2006.

(y)   *Absence of Certain Changes or Events*. Except as set forth in the Disclosure Schedule, since December 31, 2005, there has not been (i) any change, event, development or effect which, individually or together with any other change, event, development or effect, has had or would reasonably be expected to have a Material Adverse Effect on Diablo; (ii) any amendment to the Articles of Incorporation or Bylaws of Diablo; (iii) any declaration, setting aside or payment of any dividend or any other distribution in respect of the capital stock of Diablo; or (iv) any change by Diablo in accounting principles or methods or tax methods, except as required or permitted by, the Financial Accounting Standards Board or by any Governmental Authority having jurisdiction over Diablo. Except as set forth in the Disclosure Schedule or the contemplation of this transaction since December 31, 2005, Diablo has carried on its businesses in all material respects in the ordinary course.

(z)   *Taxes*.

(i)   DIABLO has or will have timely and properly filed or caused to be filed with the appropriate taxing authorities all Tax Returns that are required to be filed by or with respect to it. To the knowledge of Diablo, such returns are true and correct and complete in all material respects. All Taxes which have become due pursuant to such Tax Returns or pursuant to assessments received by Diablo, as well as all other taxes due and payable, except to the extent adequately reserved therefor in accordance with GAAP have been paid. With respect to any taxable year or period beginning prior to and ending after the Closing Date, Diablo will timely pay in full or accrue in accordance with GAAP all Taxes and Tax liabilities for the period ending at the Effective Time. Diablo has not been the subject of any audit or other examination of Taxes by the tax authorities of any state or locality and no such audit or other examination is pending or, to Diablo's knowledge, contemplated, nor has Diablo received any notices from any taxing authority relating to any issue which could materially affect the Tax liability of Diablo. No waiver has been granted extending the time for examination of any Diablo Tax Returns. Diablo has properly accrued all liabilities for Taxes.

(ii)   Diablo has not been included in any "consolidated""unitary" or "combined" Tax Return provided for under the laws of any jurisdiction or any state or locality with respect to Taxes, for any taxable period.

(iii)   the Disclosure Schedule sets forth, for each taxable period ending during the period beginning January 1, 2003, and ended December 31, 2006, all jurisdictions in which Diablo (A) has filed an income or franchise Tax Return or (B) has been included in a consolidated, combined, group, or unitary income or franchise Tax Return.

(iv)   Diablo has complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and has duly and timely withheld from amounts due to employees and others on account of salaries, wages and other compensation or payments due and has paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over for all periods under all applicable laws.

(v)   Diablo has provided Heritage access to copies of (A) all income, franchise or other Tax Returns of Diablo relating to the taxable periods since January 1, 2003 and (B) any audit report issued relating to any Taxes due from or with respect to Diablo with respect to its income, assets or operation.

(vi)   neither Diablo nor any other Person on its behalf has (A) agreed to or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign law by reason of a change in accounting method initiated by Diablo or has any knowledge that the IRS has proposed in writing any such adjustment or change in accounting method, or has any application pending with any taxing authority requesting permission for any changes in accounting methods that relate to the business or operations of Diablo or (B) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of state, local or foreign law with respect to Diablo.

(vii)   there is no contract or agreement under which Diablo has, or may at any time in the future have, an obligation to assume, share, or contribute to the payment of any portion of Taxes (or any amount calculated with reference to any portion of Taxes) of any other Person.

(viii)   Diablo is not a party to any contract, plan or agreement, which, individually or collectively with respect to any Person, could give rise to the payment of any amount that would not be deductible by Diablo or a successor by reason of Section 280G or Section 162 (m) of the Code, but determined without regard to the effects of any payment made pursuant to any obligation entered into after the Effective Time.

(ix)   Diablo is not contesting any Tax liability, has not granted any power-of-attorney related to Tax matters to any Person, or received or requested any private tax ruling addressed specifically to Diablo from any taxing authority (foreign or domestic).

(x)   no action, suit, proceeding, investigation, arbitration, audit, claim or assessment is presently or, to the knowledge of Diablo, proposed to be asserted or commenced by any taxing authority with regard to any Taxes imposed on Diablo, or for which Diablo may, to the knowledge of Diablo, be liable. No issue has been asserted and not abandoned by any tax authority in any examination of Diablo by any taxing authority that, if raised with respect to the same or substantially similar facts arising in any other period not so examined, would result in a deficiency for such other period, if upheld.

(xi)   Diablo has not initiated any adjustment pursuant to Section 481 of the Code (or any similar provision of other laws or regulations) by reason of a change in accounting method or otherwise or entered into any agreement with any Government Authority under Treasury Regulations Section 1.481-4 to take the amount of any Section 481 adjustments into account over a time period that extends beyond Diablo's current tax year.

(xii)   there are no liens for Taxes (other than for Taxes not yet due and payable) upon the assets of Diablo.

(xiii)   no indebtedness of Diablo consists of "corporate acquisition indebtedness" within the meaning of Section 279 of the Code or bears interest that is otherwise nondeductible pursuant to Section 163 of the Code.

(xiv)   Diablo is not a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code.

(xv)   no claim has ever been made by any taxing authority in a jurisdiction where Diablo does not file Tax Returns that it is, or may be, subject to taxation by that jurisdiction.

(xvi)   Diablo has not engaged in a "confidential corporate tax shelter" within the meaning of Section 6111(d) of the Code and Treasury Regulations Section 301.6111-2, as in effect prior to the enactment of the American Jobs Creation Act of 2004, or a "reportable transaction" within the meaning of Treasury Regulation Section 1.6011-4(b).

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(aa)   *TRUST ADMINISTRATION*. Diablo does not presently exercise trust powers, including, but not limited to, trust administration, and has not exercised such trust powers for a period of at least 3 years prior to the date hereof. The term "trusts" includes (i) any and all common law or other trusts between an individual, corporation or other entities and Diablo, as trustee or co-trustee, including, without limitation, pension or other qualified or nonqualified employee benefit plans, compensation, testamentary, inter vivos, charitable trust indentures; (ii) any and all decedents' estates where Diablo is serving or has served as a co-executor or sole executor, personal representative or administrator, administrator de bonis non, administrator de bonis non with will annexed, or in any similar fiduciary capacity; (iii) any and all guardianships, conservatorships or similar positions where Diablo is serving or has served as a co-grantor or a sole grantor or a conservator or a co-conservator of the estate, or any similar fiduciary capacity; and (iv) any and all agency and/or custodial accounts and/or similar arrangements, including plan administrator for employee benefit accounts, under which Diablo is serving or has served as an agent or custodian for the owner or other party establishing the account with or without investment authority.

(bb)   *Labor and Other Employment*. Except as set forth in the Disclosure Schedule, (i) Diablo is in compliance in all material respects with all applicable federal and California or other applicable law respecting employment and employment practices, terms and conditions of employment and wages and hour, and has not and is not engaged in any unfair labor practice as determined by the National Labor Relations Board ("*NLRB*"); (ii) no unfair labor practice charge or complaint against Diablo is pending before the NLRB; (iii) there is no labor strike, slowdown, stoppage or material labor dispute pending or, to the knowledge of Diablo, threatened against or involving Diablo; (iv) to the knowledge of Diablo, no representation question exists respecting the employees of Diablo; (v) no collective bargaining agreement is currently being negotiated by Diablo and Diablo is not and has not been a party to a collective bargaining agreement; (vi) Diablo is not experiencing and has not experienced any material labor difficulty during the last three years; (vii) no grievance or arbitration proceeding is pending or to Diablo's knowledge currently threatened; (viii) Diablo does not have any Equal Employment Opportunity Commission or any other Governmental Authority charges or other claims of employment discrimination pending or, to Diablo's knowledge, currently threatened against Diablo; (ix) Diablo does not have any wage and hour claim or investigation pending before or by any Governmental Authority, and to its knowledge no such claim or investigation has been threatened; (x) Diablo has not had any occupation health and safety claims against it; (xi) Diablo is in compliance in all material respects with the terms and provisions of the Immigration Reform and Control Act of 1986, as amended, and all related regulations promulgated thereunder (the "*Immigration Laws*"); and (xii) there has been no "mass layoff" or "plant closing" by Diablo as defined in the Federal Workers Adjustment Retraining and Notification Act ("*WARN*") or state law equivalent, or any other mass layoff that would trigger notice pursuant to WARN or state law equivalent within 90 days prior to the Closing Date. To the knowledge of Diablo, Diablo has never been the subject of any inspection or investigation relating to its compliance with or violation of the Immigration Laws, nor has it been warned, fined or otherwise penalized by reason of any such failure to comply with the Immigration Laws, nor is any such proceeding pending or to Diablo's knowledge, threatened. Except as set forth in the Disclosure Schedule, there exists no employment, consulting, severance, indemnification agreement or deferred compensation agreement between Diablo and any director, officer or employee of the Company or any agreement that would give any Person the right to receive payment from Diablo as a result of the merger.

(cc)   *Employee Benefit Plans*.

(i)   EACH EMPLOYEe Plan is listed in the Disclosure Schedule. For purposes of this Agreement, the term "*Employee Plans*" shall mean (i) all "employee benefit plans" (as such term is defined in Section 3(3) of ERISA) of which Diablo or any member of the same controlled group of corporations, trades or businesses as Diablo within the meaning of Section 4001(a)(14) of ERISA (for purposes of this Section, an "*ERISA Affiliate*") is a sponsor or participating employer or as to which Diablo or any of its ERISA Affiliates makes contributions or is required to make contributions and (ii) any employment, severance or other agreement, plan, arrangement or policy of Diablo or of any of its ERISA Affiliates (whether written or oral) providing for insurance coverage (including self-insured arrangements), workers' compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits, or for profit sharing, deferred compensation, bonuses, stock options, stock appreciation, stock awards, stock based compensation or other forms of incentive compensation or post-termination insurance, compensation or benefits.

(ii)   Except as set forth in the Disclosure Schedule, (A) neither Diablo nor any of its ERISA Affiliates maintains or sponsors, or makes or is required to make contributions to any Employee Plan, (B) none of the Employee Plans is a "multiemployer plan," as defined in Section 3(37) of ERISA, (C) none of the Employee Plans is a "defined benefit pension plan" within the meaning of Section 3(35) of ERISA, (D) each of the Employee Plans has been administered and maintained in material compliance with all terms, conditions and provisions of such Employee Plan and all provisions of ERISA, the Code, the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") and all other applicable laws, and (E) all government reports and filings required by law have been properly and timely filed and all information required to be distributed to participants or beneficiaries has been distributed with respect to each Employee Plan. Neither Diablo nor any ERISA Affiliate has any formal plan or commitment whether legally binding or not, to create any additional Employee Plan, or modify or change any existing Employee Plan that would affect any employee or terminated employee of Diablo or any ERISA Affiliate.

(iii)   Except as set forth in the Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not (A) entitle any employee of Diablo to severance pay under any Employee Plan, (B) accelerate the funding, time of payment or vesting or trigger any payment of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Employee Plans or (C) result in any breach or violation of, or default under, any of the Employee Plans.

(iv)   Diablo has delivered or made available to Heritage true and complete copies of: (A) each of the Employee Plans and any related funding and service agreements thereto (including insurance contracts, investment management agreements, subscription and participation agreements and recordkeeping contracts) including all amendments, (B) the currently effective summary plan description and summary of material modifications pertaining to each of the Employee Plans, (C) the three most recent annual reports for each of the Employee Plans (including all relevant schedules), (D) the most recently filed PBGC Form 1 (if applicable); and (E) the most recent IRS determination letter for each Employee Plan which is intended to constitute a qualified plan under Section 401 of the Code and any requests for rulings, determinations, or opinions pending with respect to an Employee Plan with the IRS or any other governmental agency.

(v)   With respect to each Employee Plan that is subject to Title IV of ERISA (i) no amount is due or owing from Diablo or its ERISA Affiliates to the Pension Benefit Guaranty Corporation or to any "multiemployer plan" as defined in Section 3(37) of ERISA on account of any withdrawal therefrom and (ii) no such Employee Plan has been terminated other than in accordance with ERISA or at a time when the Employee Plan was not sufficiently funded to satisfy all liabilities thereof. The transactions contemplated hereunder, including without limitation the termination of the Employee Plans at or prior to the Effective Time, shall not result in any such withdrawal or other liability under any applicable laws.

(vi)   To the knowledge of Diablo, none of the Employee Plans, nor any trust created thereunder nor any trustee, fiduciary or administrator thereof, has engaged in any transaction which could reasonably be expected to subject Diablo to any material tax or material penalty on prohibited transactions imposed by Section 4975 of the Code or Section 406 of ERISA or to any material civil penalty imposed by Section 502 of ERISA. None of the Employee Plans subject to Title IV of ERISA has been completely or partially terminated nor has there been any "reportable event," as such term is defined in Section 4043(b) of ERISA, with respect to any of such Employee Plans within the 12 month period ending on the date hereof, nor has any notice of intent to terminate been filed or given with respect to any such Employee Plan. There has been no withdrawal by Diablo or any of its ERISA Affiliates that is a substantial employer from a single-employer plan which is a Employee Plan and which has two or more contributing sponsors at least two of whom are not under common control, as referred to in Section 4063(b) of ERISA.

(vii)   None of the Employee Plans nor any trust created thereunder has incurred any "accumulated funding deficiency" as such term is defined in Section 412 of the Code, whether or not waived. Neither Diablo nor any of its ERISA Affiliates has provided or is required to provide any security to any Employee Plan pursuant to Section 401(a)(29) of the Code. Each of the Employee Plans which is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination letter from the IRS and Diablo has no knowledge of any fact which could adversely affect the qualified status of any such Employee Plan. All contributions required to be made to each of the Employee Plans under the terms of the Employee Plan, ERISA, the Code or any other applicable laws have been timely made. The Diablo Financial Statements properly reflect all amounts required to be accrued as liabilities to date under each of the Employee Plans. Except as set forth in the Disclosure Schedule, there is no Employee Plan or other contract, agreement or benefit arrangement covering any employee of Diablo which, individually or collectively, would give rise to the payment of any amount which would constitute an "excess parachute payment" (as defined in Section 280G of the Code).

(viii)   Each Employee Plan which is a "nonqualified deferred compensation plan" (within the meaning of Section 409A of the Code) that Diablo is a party to has been operated and administered in compliance with Section 409A of the Code and IRS Notice 2005-1 and the other proposed and final guidance under Section 409A of the Code.

(ix)   No Employee Plan which is a nonqualified deferred compensation plan has been "materially modified" (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004, and no event has occurred that would be treated by Section 409A(b) of the Code as a transfer of property for purposes of Section 83 of the Code.

(x)   There have occurred and there exists no pending or, to Diablo's knowledge, threatened litigation, investigations, proceedings, disputes, actions or controversies involving the Employee Plans with any of the IRS, Department of Labor, Pension Benefit Guaranty Corporation, any current or former participant in the Employee Plans or any other person claiming rights under the Employee Plans.

(xi)   Other than as set forth in the Disclosure Schedule, to the knowledge of Diablo, neither Diablo nor any of its ERISA Affiliates has used the services of (A) workers for more than one year who have been provided by a third party contract labor supplier (e.g., an outside temporary placement agency) or who may otherwise be eligible to participate in any of the Employee Plans or to an extent that would reasonably be expected to result in the disqualification of any of the Employee Plans or the imposition of penalties or excise taxes with respect to the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Authority, (B) temporary employees who have been directly hired by Diablo or any of its ERISA Affiliates for more than six months or who may otherwise be eligible to participate in any of the Employee Plans or to an extent that would reasonably be expected to result in disqualification of any of the Employee Plans or the imposition of penalties or excise taxes with respect to the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Authority or (C) individuals who have provided services to Diablo or any of its ERISA Affiliates as independent contractors for more than six months or who may otherwise be eligible to participate in the Employee Plans or to an extent that would reasonably be expected to result in the disqualification of any of the Employee Plans or the imposition or penalties or excise taxes with respect to the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Authority.

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(dd)   *DERIVATIVES*. Diablo is not a party to or has agreed to enter into an exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on the balance sheet and is a derivative contract (including various combinations thereof) or owns securities that are referred to generically as "structured notes,""high risk mortgage derivatives,""capped floating rate notes," or "capped floating rate mortgage derivatives."

(ee)   *Environmental*. Except as set forth in the Disclosure Schedule:

(i)   All of the properties and operations of Diablo are in compliance in all material respects with all Environmental Laws applicable to such properties and operations.

(ii)   Diablo has all material permits, licenses, and authorizations which are required for its respective operations under Environmental Laws.

(iii)   No Hazardous Substances exist on or within, or have been used, generated, stored, treated, manufactured, produced, processed, transported, disposed of on, or released from, any of the properties of Diablo in regulated quantities or concentrations, except in accordance in all material respects with Environmental Laws. Diablo has no knowledge that any prior owners, occupants or operators of any such property or any other property in which it has a security interest, ever deposited, disposed of, or allowed to be deposited or disposed of, in, on, or under or handled or processed on, or released, emitted or discharged from, such properties any Hazardous Substances in regulated quantities or concentrations except in accordance in all material respects with Environmental Laws, or to the knowledge of Diablo that any prior or present owners, occupants or operators of any properties in which it holds a security interest, mortgage or other lien or interest and would be deemed an "owner or operator" of such property under any Environmental Law, deposited or disposed of, in, on or under or handled and/or processed on, or released, emitted or discharged from, such properties any Hazardous Substances except in accordance in all material respects with Environmental Laws. The use which Diablo has made and makes of its properties will not result in the use, generation, storage, transportation, accumulation, disposal or release of any Hazardous Substance in regulated quantities or concentrations on, in, or from any of such properties, except in accordance in all material respects with applicable Environmental Laws.

(iv)   There is no action, suit, proceeding, investigation, or inquiry before any court, administrative agency or other Governmental Authority pending, or, to the knowledge of Diablo, threatened against Diablo relating to any material violation of any applicable Environmental Law, nor does Diablo have any reason to believe that any of the above will be forthcoming. To its knowledge, Diablo does not have any material liability for remedial action with respect to a violation of an Environmental Law, nor has it received any written requests for information relating to any alleged material violations of any Environmental Law from any Governmental Authority with respect to the condition, use, or operation of any of its properties nor has it received any notice from any Governmental Authority or any written notice from any other person with respect to any alleged material violation of or alleged material liability for any remedial action under any Environmental Law, nor does Diablo have any reason to believe that any of the above will be forthcoming.

(v)   Diablo has made available to Heritage true and complete copies and results of any reports, studies, analyses, or monitoring possessed or initiated by Diablo pertaining to Hazardous Substances, including any Phase I or Phase II reports, relating to properties owned by Diablo.

(vi)   As used in this Section, the term "*Environmental Law*" means, but is not limited to, any and all Federal, state and local laws, statutes, charters or ordinances, and any rules, regulations, binding interpretation, promulgated policy, court order or consent decree issued pursuant to any of the foregoing which pertains to health and safety as it related to Hazardous Substance handling or exposure or protection of the environment, including the Comprehensive Environmental Response Compensation and Liability Act of 1980, 42 U.S.C. Section 9601, et seq. ("*CERCLA*"), the Resource Conservation and Recovery Act of 1976, 42 U.S.C. Section 6901, et seq. ("*RCRA*"), the Occupational Safety and Health Act, 29 U.S.C. Section 651, et seq. (as it relates to the use of, or exposure to, Hazardous Substances), the Clean Air Act, 42 U.S.C. Section 7401, et seq., the Clean Water Act, 33 U.S.C. Section 1251, et seq., the Toxic Substance Control Act, 15 U.S.C. Section 2601, et seq., the Carpenter-Presley-Tanner Hazardous Substance Account Act, as amended, Chapter 6.8 of the California Health and Safety Code, Section 25300, et seq., and the Hazardous Waste Control Law, Chapter 6.5 of the California Health and Safety Code, Section 25100, et seq. as it relates to Hazardous Substance handling or exposure (the latter two statutes being referred to herein as the "*State Acts*"), and any and all regulations promulgated thereunder, and all similar laws, regulations, and requirements of any Governmental Authority having jurisdiction over the environmental activities of Diablo, its Subsidiaries or of their respective properties as such laws, regulations, and requirements may be in effect on the date hereof.

(vii)   As used in this Section, the term "*Hazardous Substance*" shall mean (A) any "hazardous waste" as defined by CERCLA and the State Acts, as such acts are in effect on the date hereof, and any and all regulations promulgated thereunder; (B) any "hazardous substance" as such term is defined by CERCLA; (C) any "regulated substance" as defined by the State Acts; (D) asbestos requiring abatement, removal or encapsulation pursuant to the requirements of Governmental Authorities; (E) polychlorinated biphenyls; (F) petroleum products; (G) "hazardous chemicals" or "extremely hazardous substances" in quantities sufficient to require reporting, registration, notification and/or optional treatment or handling under the Emergency Planning and Community Right to Know Act of 1986, as amended; (H) any "hazardous chemical" in levels that would result in exposure greater than is allowed by permissible exposure limits established pursuant to the Occupational Safety and Health Act of 1970; (I) any substance that requires reporting, registration, notification, removal, abatement and/or special treatment, storage, handling or disposal, under Sections 6, 7 and 8 of the Toxic Substance Control Act (15 U.S.C. Section 2601); (J) any toxic or hazardous chemical described in 29 C.F.R. 1910.1000-1047 in levels that would result in exposure greater than those allowed by the permissible exposure limits pursuant to such regulations; and (K) any (1) "hazardous waste," (2) "solid waste" capable of causing a "release or threatened release" that present an "imminent and substantial endangerment" to the public health and safety of the environment, (3) "solid waste" that is capable of causing a "hazardous substance incident," (4) "solid waste" with respect to which special requirements are imposed by applicable Governmental Authorities upon the generation, transportation thereof as such terms are defined and used within the meaning of the State Acts or (E) any "pollutant" or "toxic pollutant" as such term is defined in the Federal Clean Water Act, 33 U.S.C. Sections 1251-1376, as amended, by Public Law 100-4, February 4, 1987, and the regulations promulgated thereunder, including 40 C.F.R. Sections 122.1 and 122.26.

(viii)   As used in this Section, the term "*properties*" shall include: all real estate property now owned or leased by Diablo and property as to which Diablo holds any security interest, deed of trust, mortgage or other lien and would be deemed an "owner or operator" of such property pursuant to any Environmental Law.

(ff)   *INSURANCE*. Diablo has in effect policies of insurance with respect to its assets and business against such casualties and contingencies and in such types and forms as in the judgment of its management are appropriate for its business, operations, properties and assets. Diablo has made available to Heritage copies of all policies of insurance and bonds carried and owned by Diablo as of the date hereof, which copies are complete and accurate in all material respects. Diablo is not in default under any such policy of insurance or bond such that it is reasonably likely to be cancelled. No notice of cancellation or material amendments has been received with respect to existing material policies and no coverage thereunder with respect to any material claims is being disputed.

(gg)   *Fairness Opinion*. Diablo has received from Howe Barnes Hoefer & Arnett, Inc., a fairness opinion, dated as of the date of this Agreement, to the effect that the Merger Consideration is fair to the holders of Diablo Common Stock from a financial point of view.

(hh)   *Governmental Approvals And Other Conditions*. Diablo has not to its knowledge taken or intend to take any action, nor does it have knowledge of any fact or circumstance, that in its judgment would materially impede or delay the consummation of the transactions contemplated by this Agreement or the ability of the parties to obtain any approval of any regulatory authority required for the transactions contemplated by this Agreement or to perform their covenants and agreements under this Agreement. To the knowledge of Diablo, there is no reason relating specifically to Diablo why (a) the approvals that are required to be obtained from regulatory authorities having approval authority in connection with the transactions contemplated hereby should not be granted, (b) such regulatory approvals should be subject to a condition which would differ from conditions customarily imposed by such regulatory authorities in orders approving acquisitions of the type contemplated hereby or (c) any of the conditions precedent as specified in Article IX hereof to the obligations of any of the parties hereto to consummate the transactions contemplated hereby are unlikely to be fulfilled within the applicable time period or periods required for satisfaction of such condition or conditions.

(ii)   *Fees*. Other than financial advisory services performed for Diablo by Howe Barnes Hoefer & Arnett, Inc. pursuant to the terms of the engagement agreement included in the Disclosure Schedule, neither Diablo nor any of its officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees in connection with this Agreement or the transactions contemplated hereby.

(jj)   *Statements True and Correct*. None of the information supplied or to be supplied by Diablo for inclusion in the Form S-4 or in the Proxy Statement, or incorporated by reference therein, will, in the case of the Proxy Statement, when it is first mailed to the shareholders of Diablo, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which such statements are made, not misleading or, in the case of the Form S-4, when it becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the meeting of shareholders of Diablo, be false or misleading with respect to any material fact or omit to state any material fact necessary to correct any statement or remedy any omission in any earlier communication with respect to the solicitation of any proxy at the Diablo Shareholders' Meeting. Notwithstanding anything to the contrary set forth in this Section 5.2 (kk), Diablo makes no representation or warranty with respect to any information supplied by Heritage or HBC for inclusion in the Form S-4 or Proxy Statement.

(kk)   *Accurate Disclosure*. Diablo agrees that through the Effective Time, each of its reports and other filings required to be filed with any applicable bank regulatory Governmental Authority will comply in all material respects with all of the applicable statutes, rules and regulations enforced or promulgated by such Governmental Authority with which it will be filed and none will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they will be made, not misleading. Any financial statement contained in any such report, or other filing that is intended to present the financial position of Diablo will fairly present, in all material respects, the financial position of Diablo and will be prepared in accordance with GAAP consistently applied during the periods involved. Notwithstanding anything to the contrary set forth in this Section 5.1(kk), Diablo makes no representation or warranty with respect to any information supplied by Heritage or HBC for inclusion in such reports.

Section 5.2   REPRESENTATIONS AND WARRANTIES OF Heritage. Heritage represents and warrants to Diablo that:

(a)   *ORGANIZATION.*

(i)   EACH OF HERITAGE AND HBC ARE CALIFORNIA CORPORATIONS duly organized, validly existing and in good standing under the laws of the State of California and each has all requisite power and authority, corporate and otherwise, to own, operate and lease their respective assets and properties and to carry on their respective business substantially as it has been and is now being conducted. Each of Heritage and HBC are duly qualified to do business and is in good standing in each jurisdiction where the character of their respective assets or properties owned or leased by it or the nature of the business transacted by it requires that it be so qualified, except where the failure to so qualify would not have a Material Adverse Effect on Heritage and HBC.

(ii)   Each of Heritage and HBC have all requisite corporate power and authority to enter into this Agreement and, (subject to the approval of this Agreement by its shareholder in the case of HBC) and the receipt of all requisite regulatory approvals and the expiration of any applicable waiting periods, to consummate the transactions contemplated hereby.

(iii)   HBC is authorized by the DFI in accordance with the California Financial Code to conduct a commercial banking business. The deposits of HBC are insured by the FDIC in the manner and fullest extent provided by applicable law and all premiums and assessments required to be paid in connection therewith have been paid when due.

(iv)   True and complete copies of the Articles of Incorporation and Bylaws of Heritage and HBC, as amended to date, have been delivered to Diablo. The corporate record books, transfer books and stock ledgers of Heritage and HBC are complete and accurate in all material respects and reflect all meetings, consents and other material actions of the organizers, incorporators, stockholders, Boards of Directors and committees of the Boards of Directors of Heritage and HBC, and all transactions in its capital stock, since their respective inceptions.

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(b)   *AUTHORIZATION*. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly approved and authorized by each of the respective boards of directors of Heritage and HBC, and all necessary corporate action on the part of Heritage and HBC has been taken, subject to the approval of this Agreement and the Merger by the affirmative vote of a majority of the outstanding shares of HBC Common Stock (all of which are owned by Heritage). This Agreement has been duly executed and delivered by Heritage and HBC and constitutes the valid and binding obligation of each of them and is enforceable against each of them, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship or similar laws or equitable principles or doctrines.

(c)   *Conflicts and Approvals*. Subject to the second sentence of this Section 5.2(c), the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with or result in any violation, breach or termination of, or default or loss of a material benefit under, permit the acceleration of any obligation under, require the giving of notice or obtaining consent under, or result in the creation of any material lien, charge or encumbrance on any property or assets under, any provision of the Articles of Incorporation or Bylaws of Heritage or HBC, or any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to either of them or their respective properties, other than any such conflicts, violations or defaults which (i) will be cured or waived prior to the Effective Time. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Heritage or HBC in connection with the execution and delivery of this Agreement or the consummation by Heritage and HBC of the transactions contemplated hereby or thereby except for: (a) the filing and approval of all required regulatory applications or notifications by Heritage, Diablo and/or HBC for approval of the transactions contemplated by this Agreement; (b) the filing by Heritage of the Form S-4, which Diablo shall include the Proxy Statement for use in connection with the Diablo Shareholders' Meeting and the SEC's order declaring the Form S-4 effective; (c) the filing of the Merger Agreement and certificates of merger with respect to the Merger with the California Secretary of State and Commissioner; (d) filings and approval with and from the DFI and FRB, and (e) any filings, approvals or no-action letters with or from state securities authorities.

(d)   *Subsidiary*. Except for subsidiary grantor trusts identified in the Heritage Financial Statements, neither Heritage nor HBC owns or controls any subsidiary. Neither Heritage HBC has any equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, except as acquired through settlement of indebtedness, foreclosure, the exercise of creditors' remedies or in a fiduciary capacity, and the business carried on by Heritage and HBC have not been conducted through any other direct or indirect subsidiary or Affiliate of Heritage or HBC.

(e)   *Capitalization*. The entire authorized capital stock of Heritage consists of (i) 30,000,000 shares of Heritage Common Stock, of which 11,656,943 are issued and outstanding, 752,983 additional shares of which have been reserved for issuance to holders of outstanding stock options under the Heritage 2004 Stock Option Plan and the Heritage 1994 Tandem Stock Option Plan ("*Heritage Stock Option Plans*"), and (ii) 10,000,000 shares of preferred stock, no par value per share, of which no shares are issued and outstanding. Except for options issued under the Heritage Stock Option Plans and 51,000 shares issuable pursuant to a Restricted Stock Agreement dated March 17, 2005 between Heritage and its Chief Executive Officer, there are no (i) other outstanding equity securities of any kind or character, including but not limited to preferred stock, (ii) outstanding subscriptions, options, convertible securities, rights, warrants, calls or other agreements or commitments of any kind issued or granted by, or binding upon, Heritage to purchase or otherwise acquire any security of or equity interest in Heritage or (iii) outstanding subscriptions, options, rights, warrants, calls, convertible securities, irrevocable proxies or other agreements or commitments obligating Heritage to issue any shares of, restricting the transfer of or otherwise relating to shares of its capital stock of any class. All of the issued and outstanding shares of Heritage Common Stock have been duly authorized, validly issued and are fully paid and non-assessable, and have not been issued in violation of the preemptive rights of any person. Such shares of Heritage Common Stock have been issued in full compliance with applicable law.

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(f)   *Heritage SEC Reports.*

(i)   HERITAGE HAS FILED ALL REPORTS, STATEMENTS, FORMS, SCHEDULES, REGISTRATION STATEMENTS, PROSPECTIVE, PROXY STATEMENT AND OTHER DOCUMENTS REQUIRED TO BE FILED WITH THE SEC PURSUANT TO THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED ("*Exchange Act*"), Exchange Act or the Securities Act, as the case may be, since December 31, 2003 ("*Heritage SEC Reports*"). Each of the Heritage SEC Reports, at the time of its filing, complied in all material respects, and each of Heritage SEC Reports to be filed after the date hereof, shall comply in all material respects, with the requirements of the Exchange Act or Securities Act, as applicable, and the rules and regulations of the SEC promulgated thereunder and other federal, state and local laws, rules and regulations applicable to such documents, and did not at the time filed, and will not, if filed subsequent to the date hereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made or will be made, not misleading.

(ii)   Each required form, report and document containing financial statements that Heritage has filed with or furnished to the SEC since July 31, 2002 was accompanied by the certifications required to be filed or furnished by Heritage's Chief Executive Officer and Chief Financial Officer pursuant to the Sarbanes-Oxley Act, and at the time of filing or submission of each such certification, such certification (i) was true and accurate and complied with the Sarbanes-Oxley Act, (ii) did not contain any qualifications or exceptions to the matters certified therein, except as otherwise permitted under the Sarbanes-Oxley Act, and (iii) has not been modified or withdrawn. As of the date of this Agreement, neither Heritage nor any of its officers has received notice from any governmental entity questioning or challenging the accuracy, completeness, content, form or manner of filing or furnishing of such certifications.

(g)   *FINANCIAL STATEMENTS and Accounting Records.* Heritage has furnished to Diablo true and complete copies of (i) the audited consolidated balance sheets of Heritage as of December 31, 2004 and 2005, and the related audited statements of income, stockholders' equity and cash flows for the years ended December 31, 2003, 2004 and 2005, (ii) an unaudited consolidated balance sheet of Heritage as of September 30, 2006, and the related unaudited statement of income for the nine-month period ended September 30, 2006 (such balance sheets and the related statements of income, stockholders' equity and cash flows are collectively referred to herein as the "*Heritage Financial Statements*"). The Heritage Financial Statements fairly present, in all material respects, the financial position of Heritage as of the respective dates thereof and the results of operations and cash flows of Heritage for the periods then ended, in conformity with GAAP, applied on a basis consistent with prior periods (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments and the fact that they do not contain all of the footnote disclosures required by GAAP). Heritage makes and keeps accurate books and records and maintains a system of internal accounting controls over financial reporting that are sufficient to provide reasonable assurance that transactions are properly recorded and records are kept which accurately and fairly reflect, in all material respects, financial activities of Heritage, so as to permit the preparation of Heritage's financial statements in conformity with GAAP. Since December 31, 2005, Heritage has not been advised of (i) any significant deficiencies in the design or operation of internal controls that could adversely affect the ability of Heritage to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls of Heritage.

(h)   *Title to Assets.* Each of Heritage and HBC have good and indefeasible title to all of their respective assets and properties reflected in the Heritage Financial Statements or acquired subsequent thereto, free and clear of Encumbrances, except (i) as noted in the Heritage Financial Statements, (ii) statutory liens not yet delinquent, (iii) consensual landlord liens, (iv) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purpose for which they are held, (v) pledges of assets in the ordinary course of business to secure public funds deposits, and (vi) those assets and properties disposed of for fair value in the ordinary course of business since September 30, 2006.

(i)   *Litigation.* There are no actions, claims, suits, investigations, reviews or other legal, quasi-judicial or administrative proceedings of any kind or nature now pending or, to the knowledge of Heritage, threatened against or affecting Heritage or HBC, or for which Heritage or HBC is obligated to indemnify a third party at law or in equity, by or before any Governmental Authority or any of its properties which, if adversely determined, would have, individually or in the aggregate, a Material Adverse Effect on Heritage and HBC (taken as a whole), and Heritage does not know or have any reason to be aware of any basis for the same. No legal action, suit or proceeding or judicial, administrative or governmental investigation is pending or, to the knowledge of Heritage, threatened against Heritage or HBC that questions the validity of this Agreement or the agreements contemplated hereby, including, but not limited to, the Merger Agreement, or any actions taken or to be taken by Heritage or HBC pursuant hereto or thereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

(j)   *Compliance with Laws and Permits.* Each of Heritage and HBC is in compliance with, and is not in default (or with the giving of notice or the passage of time will be in default) under, or in violation of, (i) any provision of their respective Articles of Incorporation or Bylaws, (ii) any permit, concession, grant, franchise, license, authorization, order, judgment, writ, injunction, decree, award or, (iii) any law, statute, federal, state or local law, ordinance, rule or regulation applicable to Heritage or HBC or their respective assets, operations, properties or businesses now conducted or heretofore conducted, including the Community Reinvestment Act, Fair Lending Laws, Regulation Z, the Bank Secrecy Act and the Patriot Act, which noncompliance or violation would, individually or in the aggregate, reasonably be anticipated to have a Material Adverse Effect on Heritage and HBC (taken as a whole). Each of Heritage and HBC have all material licenses and permits that are necessary for the conduct of their respective business, and such licenses are in full force an effect, except for any failure to be in full force and effect that would not, individually or in the aggregate, have a Material Adverse Effect on Heritage and HBC (taken as a whole).

(k)   *Regulatory Actions.* (i) Neither Heritage nor HBC is not a party or subject to any order, decree, agreement, memorandum of understanding or similar arrangement with or a commitment letter or similar submission to, or extraordinary supervising letter from any Governmental Authority or (ii) has been advised by, or has knowledge of facts which are reasonably expected to give rise to an advisory notice by, any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any order, decree, agreement, memorandum of understanding, commitment letter, supervising letter or similar submission.

(l)   *Bank Regulatory Reports*. Each of Heritage and HBC have timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2003 with (i) the DFI, (ii) the FDIC, (iii) Federal Reserve Board ("*FRB*"), and (iv) any other bank regulatory Governmental Authority, and has paid all fees and assessments due and payable in connection therewith. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the authority with which they were filed and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(m)   *Absence of Certain Changes or Events*. Since December 31, 2005, there has not been (i) any change, event, development or effect which, individually or together with any other change, event, development or effect, has had or would reasonably be expected to have a Material Adverse Effect on Heritage and HBC (taken as a whole); (ii) any amendment to the Articles of Incorporation or Bylaws of Heritage or HBC; (iii) any declaration, setting aside or payment of any dividend or any other distribution in respect of the capital stock of Heritage, other than regular quarterly dividends; or (iv) any change by Heritage in accounting principles or methods or tax methods, except as required or permitted by, the Financial Accounting Standards Board or by any Governmental Authority having jurisdiction over Heritage or HBC. Except for contemplation of this transaction since December 31, 2005, Heritage and HBC have carried on their respective businesses in all material respects in the ordinary course.

(n)   *Statements True and Correct*. None of the information supplied or to be supplied by Heritage and HBC for inclusion in the Form S-4 or in the Proxy Statement, or incorporated by reference therein, will, in the case of the Proxy Statement, when it is first mailed to the shareholders of Diablo, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which such statements are made, not misleading or, in the case of the Form S-4, when it becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the meeting of shareholders of Diablo, be false or misleading with respect to any material fact or omit to state any material fact necessary to correct any statement or remedy any omission in any earlier communication with respect to the solicitation of any proxy at the Diablo Shareholders' Meeting. Notwithstanding anything to the contrary set forth in this Section 5.2(n), Heritage makes no representation or warranty with respect to any information supplied by Diablo for inclusion in the Form S-4 or Proxy Statement.

(o)   *Accurate Disclosure*. Heritage and HBC agree that through the Effective Time, each of its reports and other filings required to be filed with any applicable bank regulatory Governmental Authority will comply in all material respects with all of the applicable statutes, rules and regulations enforced or promulgated by such Governmental Authority with which it will be filed and none will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they will be made, not misleading. Any financial statement contained in any such report, or other filing that is intended to present the financial position of Heritage or HBC (or as on a consolidated basis) will fairly present, in all material respects, the financial position of Heritage and HBC (or as on a consolidated basis) and will be prepared in accordance with GAAP consistently applied during the periods involved. Notwithstanding anything to the contrary set forth in this Section 5.2(o). Neither Heritage nor HBC makes no representation or warranty with respect to any information supplied by Diablo for inclusion in any such reports.

(p)   *Fees.* Except for fees paid to RBC Capital Markets, neither Heritage nor HBC, or any of their respective officers, directors, employees or agents has entered into any agreement or arrangement with any broker or finder that could require Heritage or HBC to pay any financial advisory fees, brokerage fees, commissions or finder's fees in connection with this Agreement or the transactions contemplated hereby.

(q)   *Community Reinvestment Act*. HBC is in Compliance with the Community Reinvestment Act (12 U.S.C. Section 2901 et seq.) ("*Community Reinvestment* Act") and all regulations promulgated thereunder, and Heritage has provided Diablo access to copies of HBC's current Community Reinvestment Act Statement, all letters and written comments received by Heritage or HBC since January 1, 2003 pertaining thereto and any responses by Heritage or HBC to such comments. HBC had a rating of "satisfactory" or better as of its most recent Community Reinvestment Act compliance examination and knows of no reason why it either would not receive a rating of "satisfactory" or better at its next Community Reinvestment Act compliance examination or why any other governmental entity may seek to restrain, delay or prohibit the transactions contemplated by this Agreement as a result of any act or omission of HBC under the Community Reinvestment Act.

(r)   *Bank Secrecy Act*. Heritage and HBC are in material compliance with the Bank Secrecy Act (31 U.S.C. Section 5322 et seq.) and all regulations promulgated thereunder or related state or federal anti-money laundering laws, regulations and guidelines including (i) those provisions and federal regulations requiring (a) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of due diligence in identifying customers, and Heritage and HBC have properly certified all foreign deposit accounts and have made all necessary tax withholdings on all of its deposit account.

(s)   *Patriot Act*. Heritage and HBC have adopted such procedures and policies as are, in the reasonable judgment of their respective managements, necessary or appropriate to comply with Title III of the USA Patriot Act (Pub. L. No. 107-56) and is in such compliance in all material respects.

(t)   *Taxes*. Heritage and HBC have (i) duly and timely filed (including applicable extensions granted without penalty) all material Tax Returns required to be filed at or prior to the Effective Time, and to the knowledge of Heritage, such Tax Returns are true and correct and complete in all material respects, and (ii) paid in full or made adequate provision in the consolidated financial statements of Heritage (in accordance with GAAP) for all Taxes, with such provisions being based on estimates made by Heritage in good faith. No deficiencies for any Taxes have been proposed or assessed in writing with respect to Heritage or HBC, other than amounts which have been otherwise provided for or which are immaterial to the financial statements of Heritage. There are no Liens for Taxes upon the assets of Heritage or HBC except for statutory liens for current Taxes not yet due. Neither HBC nor Heritage has requested any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed and no waiver has been requested or granted extending the time for examination of any Heritage or HBC Tax Returns. Neither Heritage nor HBC is a party to any agreement providing for the allocation or sharing of Taxes (other than such an agreement exclusively between Heritage and HBC).

(u)   *Absence of Undisclosed Liabilities.* To the knowledge of Heritage, and except for items for which reserves have been established in Heritage's most recent audited consolidated balance sheets and interim unaudited consolidated balance sheets, which have been delivered to Diablo and which do not reflect any overstated assets, neither Heritage nor HBC has incurred, and is not legally obligated with respect to, any material indebtedness, liability (including, without limitation, a liability arising out of an indemnification, guarantee, hold harmless or similar arrangement) or obligation (accrued or contingent, whether due or to become due, and whether or not subordinated to the claims of its general creditors), and that alone or when combined with all similar liabilities has, had, or could reasonably be expected to have, a Material Adverse Effect on Heritage. Other than any regular quarterly dividend by Heritage, no cash, stock or other dividend or any other distribution with respect to Heritage Common Stock has been declared, set aside or paid except in accordance with the Heritage Stock Option Plans and a Restricted Stock Agreement existing of the date hereof.

ARTICLE VI
COVENANTS OF HERITAGE AND HBC

Heritage and HBC covenant and agree with Diablo as follows:

Section 6.1   MATERIAL ADVERSE CHANGES; REPORTS; FINANCIAL STATEMENTS; FILINGS.

(A)   HERITAGE WILL PROMPTLY NOTIFY DIABLO OF ANY EVENT OF WHICH HERITAGE OBTAINS KNOWLEDGE WHICH MAY MATERIALLY AND ADVERSELY AFFECT THE BUSINESS, FINANCIAL CONDITION, OR RESULTS OF OPERATIONS OF EITHER HERITAGE OR HBC.

(b)   HERITAGE WILL FURNISH TO DIABLO, (I) monthly unaudited consolidated balance sheets and statements of operations for Heritage and HBC; and (ii) as soon as available, all letters and communications sent by Heritage to its shareholders and all reports filed by Heritage or HBC with the SEC, the FRB, the FDIC, the DFI and any other Governmental Authority.

Section 6.2   RULE 144 Compliance. From and after the Effective Time, Heritage shall file all reports with the SEC necessary to permit the shareholders of Diablo who may be deemed "underwriters" (within the meaning of Rule 145 under the Securities Act) of the Diablo Common Stock to sell Heritage Common Stock received by them in connection with the Merger pursuant to Rules 144 and 145(d) under the Securities Act if they would otherwise be so entitled.

Section 6.3   Access. Between the date hereof until the Effective Time, Heritage and HBC will authorize and permit Diablo, its representatives, accountants and counsel, to have reasonable access during normal business hours, on two (2) Business Days notice and in such manner as will not unreasonably interfere with the conduct of the businesses of Heritage and HBC, to all properties, books, records, branch operating reports, branch audit reports, operating instructions and procedures, tax returns, tax settlement letters, contracts and documents, and all other information with respect to their business affairs, financial condition, assets and liabilities as Diablo may from time to time reasonably request. Heritage and HBC shall permit Diablo, its representatives, accountants and counsel to make copies of such books, records and other documents and to discuss the business affairs, condition (financial and otherwise), assets and liabilities of Heritage and HBC with such third Persons, including, without limitation, its directors, officers, employees, accountants, counsel and creditors, as is necessary or reasonably appropriate for the purposes of familiarizing itself with the businesses and operations of Heritage and HBC, obtaining any necessary orders, consents or approvals of the transactions contemplated by this Agreement by any Governmental Authority and conducting an evaluation of the assets and liabilities of Heritage and HBC.

Section 6.4   Listing of Heritage Stock. Heritage shall use commercially reasonable efforts to have the shares of Heritage Common Stock to be issued in the Merger listed on the NASDAQ Global Select Market as of the Effective Date upon notice of issuance.

Section 6.5   Appointment of Heritage Directors. Prior to the Effective Time Heritage shall take all the necessary steps so that at the Effective Time (i) the number of directors of Heritage shall be increased by two and (ii) John J. Hounslow and Mark E. Lefanowicz shall be added to the Heritage board of directors and serve until their successors are duly elected and qualified. Following the Effective Time, (i) Heritage shall nominate Hounslow and Lefanowicz as directors at the Heritage annual meetings for 2007 (if the Effective Time precedes the Heritage Annual Meeting for 2007), and (ii) Heritage shall nominate Hounslow and Lefanowicz as directors at the Heritage Annual Meetings for 2008 and 2009, provided they have satisfactorily complied with Heritage board of director's policies in effect from time to time, and, if the Effective Time shall precede the Heritage annual meeting for 2007, for 2007.

Section 6.6   Participation in Subsequent Transactions. During the period that this Agreement is pending prior to the Effective Time, Heritage shall not enter into any agreement with any unaffiliated third party concerning any purchase or acquisition of Heritage or HBC or substantially all of their respective assets by any unaffiliated third party through any type of corporate reorganization, stock acquisition or exchange, asset purchase or other similar transaction (a "*Heritage Transaction*") unless such Heritage Transaction expressly provides (i) for the assumption of the obligations under the terms of this Agreement by Heritage or any successor entity and (ii) that the shareholders of Diablo upon exchange of their Diablo Common Stock will be entitled to receive consideration in such Heritage Transaction as if their shares of Diablo Common Stock had been converted into Heritage Common Stock at the effective time of such Heritage Transaction, without giving effect to any adjustment to the Exchange Ratio that would have otherwise been required pursuant to Section 2.2(a)(ii) hereof.

Section 6.7   Benefit Plans.

(A)   SUBJECT TO SECTION 6.7(B), (C) AND (D), AS SOON AS ADMINISTRATIVELY PRACTICABLE AFTER THE EFFECTIVE TIME, HERITAGE AND HBC SHALL TAKE ALL REASONABLE ACTION SO THAT EMPLOYEES OF DIABLO SHALL BE ENTITLED TO PARTICIPATE IN EACH EMPLOYEE BENEFIT PLAN, PROGRAM OR ARRANGEMENT OF HERITAGE AND HBC OF GENERAL APPLICABILITY (THE "HERITAGE AND HBC BENEFIT PLANS") TO THE SAME EXTENT AS SIMILARLY-SITUATED EMPLOYEES OF HERITAGE AND HBC (IT BEING UNDERSTOOD THAT INCLUSION OF THE EMPLOYEES OF DIABLO IN THE HERITAGE AND HBC BENEFIT PLANS MAY OCCUR AT DIFFERENT TIMES WITH RESPECT TO DIFFERENT PLANS), PROVIDED HOWEVER, THAT COVERAGE SHALL BE CONTINUED UNDER CORRESPONDING BENEFIT PLANS OF DIABLO UNTIL SUCH EMPLOYEES ARE PERMITTED TO PARTICIPATE IN THE HERITAGE AND HBC BENEFIT PLANS AND PROVIDED FURTHER, HOWEVER, THAT NOTHING CONTAINED HEREIN SHALL REQUIRE HERITAGE OR HBC TO MAKE ANY GRANTS TO ANY FORMER EMPLOYEE OF DIABLO UNDER ANY DISCRETIONARY EQUITY COMPENSATION PLAN OF HERITAGE AND HBC. HERITAGE AND HBC SHALL CAUSE EACH HERITAGE AND HBC BENEFIT PLAN IN WHICH EMPLOYEES OF DIABLO ARE ELIGIBLE TO PARTICIPATE TO RECOGNIZE, FOR PURPOSES OF DETERMINING ELIGIBILITY TO PARTICIPATE IN, THE VESTING OF BENEFITS AND FOR ALL OTHER PURPOSES (BUT NOT FOR ACCRUAL OF PENSION BENEFITS OR ALLOCATION OF SHARES UNDER THE HERITAGE ESOP PLAN) UNDER THE HERITAGE AND HBC BENEFITS PLANS, THE SERVICE OF SUCH EMPLOYEES WITH DIABLO TO THE SAME EXTENT AS SUCH SERVICE WAS CREDITED FOR SUCH PURPOSE BY DIABLO, PROVIDED, HOWEVER, THAT SUCH SERVICE SHALL NOT BE RECOGNIZED TO THE EXTENT THAT SUCH RECOGNITION WOULD RESULT IN A DUPLICATION OF BENEFITS. NOTHING HEREIN SHALL LIMIT THE ABILITY OF HERITAGE AND HBC TO AMEND OR TERMINATE ANY OF DIABLO'S BENEFIT PLANS IN ACCORDANCE WITH AND TO THE EXTENT PERMITTED BY THEIR TERMS AT ANY TIME PERMITTED BY SUCH TERMS.

(b)   AT AND FOLLOWING THE EFFECTIVE TIME, HERITAGE AND HBC SHALL HONOR, AND SHALL CONTINUE TO BE OBLIGATED TO PERFORM, IN ACCORDANCE WITH THEIR TERMS, AND BENEFIT OBLIGATIONS TO, AND CONTRACTUAL RIGHTS OF FORMER EMPLOYEES OF DIABLO EXISTING AS OF THE EFFECTIVE DATE, AS WELL AS ALL EMPLOYMENT, SEVERANCE, DEFERRED COMPENSATION, "CHANGE-IN-CONTROL" AGREEMENTS, PLANS OR POLICIES OF DIABLO SET FORTH ON SECTION 5.1(K) OF THE DISCLOSURE SCHEDULE (UNLESS TERMINATED BY ANY AGREEMENT ENTERED INTO AS OF OR AFTER THE DATE HEREOF), PROVIDED SUCH AGREEMENTS, PLANS OR POLICIES ARE NOT SUPERSEDED BY SIMILAR AGREEMENT, PLANS OR POLICIES OF HERITAGE OR HBC, PROVIDED FURTHER, THIS PROVISION SHALL NOT PREVENT HERITAGE OR HBC FROM AMENDING, SUSPENDING, OR TERMINATING ANY SUCH AGREEMENTS TO THE EXTENT PERMITTED BY THE RESPECTIVE TERMS OF SUCH AGREEMENTS PLANS OR POLICIES.

(c)   Heritage in its sole discretion, may elect to terminate the Diablo 401(k) Plan or to discontinue contributions to the Diablo 401(k) Plan following the Effective Time, to cause Diablo to terminate the Diablo 401(k) Plan to be effective at the Effective Time, or to merge the Diablo 401(k) Plan with and into the Heritage 401(k) Plan after the Effective Time. In no event shall the Diablo 401(k) Plan be merged with and into the Heritage 401(k) Plan, however, unless Heritage determines, in its reasonable judgment, that: (i) the Diablo 401(k) Plan is a qualified plan under Section 401(a) of the Code, both as to the form of the Diablo 401(k) Plan and as to its operation; and (ii) there are no facts in existence that would be reasonably likely to adversely affect the qualified status of the Diablo 401(k) Plan. If Heritage determines in its sole discretion not to merge the Diablo 401(k) Plan into the Heritage 401(k) Plan and that the Diablo 401(k) Plan should be terminated prior to the Effective Time, Diablo agrees to use its commercially reasonable efforts to have the Diablo 401(k) Plan terminated prior to the Effective Time and to obtain an IRS determination that the Diablo 401(k) Plan continues to be qualified upon termination.

(d)   Employees of Diablo who are covered under Diablo dental and health insurance plans immediately prior to the Effective Date shall become eligible to participate in any of the medical, dental, disability or other health plans of Heritage or HBC. Heritage shall, or shall cause HBC to, (i) waive any preexisting conditions (subject, in the case of plans other than medical plans (which medical plans include, among other benefits, in-patient/out-patient hospital care, mental health and prescription coverage), to Heritage's reasonable efforts to obtain carrier approval), waiting periods and actively at work requirements under such plans, and (ii) cause such plans to honor any expenses incurred by such employees and their beneficiaries under similar plans of Diablo during the portion of the calendar year prior to such participation for purposes of satisfying applicable deductibles, co-insurance requirements and maximum out-of-pocket expenses. Notwithstanding the foregoing, no such action will cause the plans to violate applicable legal requirements.

Section 6.8   COMPLIANCE WITH ANTI-MONEY LAUNDERING LAWS. From the date hereof through the Effective Time, Heritage and HBC will not take any action or omit to take any action that may result, individually or in the aggregate with any other actions or omissions, in a material violation of the Bank Secrecy Act, the anti-money laundering laws and regulations or the policies and procedures of Heritage or HBC with respect to the foregoing.

ARTICLE VII
CONVENANTS OF DIABLO

Diablo covenants and agrees with Heritage and HBC as follows:

Section 7.1   ACCESS. (a) Between the date hereof and the Effective Time, Diablo will authorize and permit Heritage, its representatives, accountants and counsel, to have access during normal business hours, on two (2) Business Days notice and in such manner as will not unreasonably interfere with the conduct of the businesses of Diablo, to all properties, books, records, branch operating reports, branch audit reports, operating instructions and procedures, tax returns, tax settlement letters, contracts and documents, and all other information with respect to its business affairs, financial condition, assets and liabilities as Heritage may from time to time reasonably request. Diablo shall permit Heritage, its representatives, accountants and counsel to make copies of such books, records and other documents and to discuss the business affairs, condition (financial and otherwise), assets and liabilities of Diablo with such third Persons, including, without limitation, its directors, officers, employees, accountants, counsel and creditors, as is necessary or reasonably appropriate for the purposes of familiarizing itself with the businesses and operations of Diablo, obtaining any necessary orders, consents or approvals of the transactions contemplated by this Agreement by any Governmental Authority and conducting an evaluation of the assets and liabilities of Diablo. Upon reasonable request by Heritage, Diablo shall make its chief financial officer and controller available to discuss with Heritage and its representatives Heritage's ongoing due diligence and review of Diablo's operations. Diablo will cause its independent outside auditors to make available to Heritage, its accountants, counsel and other agents, such personnel, work papers and other documentation of such firm relating to its work papers and its audits of the books and records of Diablo as may be requested by Heritage in connection with its review of the foregoing matters.

(b) THE CHAIRMAN OF THE BOARD OR PRESIDENT OF HERITAGE, OR IN THEIR ABSENCE ANOTHER REPRESENTATIVE OF HERITAGE SHALL BE INVITED BY DIABLO TO ATTEND ALL REGULAR AND SPECIAL board of directors and committee meetings of Diablo from the date hereof until the Effective Time. Diablo shall inform Heritage of all such Board meetings at least five (5) Business Days in advance of each such meeting; provided, however, that the attendance of such representative of Heritage shall not be permitted at any meeting, or portion thereof, for the sole purpose of discussing the transaction contemplated by this Agreement or the obligations of Diablo under this Agreement or matters involving attorney-client privilege.

Section 7.2   MATERIAL ADVERSE CHANGES; REPORTS; FINANCIAL STATEMENTS; FILINGS Notifications.

(A) DIABLO WILL PROMPTLY NOTIFY HERITAGE (I) OF ANY EVENT OF WHICH DIABLO OBTAINS KNOWLEDGE WHICH MAY MATERIALLY AND ADVERSELY AFFECT THE BUSINESS, FINANCIAL CONDITION, PROSPECTS OR RESULTS OF OPERATIONS OF DIABLO; OR (II) ANY EVENT, DEVELOPMENT OR CIRCUMSTANCE OTHER THAN THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT THAT, TO THE KNOWLEDGE OF DIABLO, WILL OR, WITH THE PASSAGE OF TIME OR THE GIVING OF NOTICE OR BOTH, IS REASONABLY EXPECTED TO RESULT IN THE LOSS TO DIABLO OF THE SERVICES OF ANY EXECUTIVE OFFICER OF DIABLO (NO KNOWLEDGE WILL BE IMPUTED TO DIABLO FOR PURPOSES OF THIS SUBSECTION (A) OF ANY SUCH EVENT, DEVELOPMENT OR CIRCUMSTANCE IF IT IS KNOWN ONLY BY THE EXECUTIVE OFFICER WHOSE SERVICES WILL BE LOST).

(b) DIABLO WILL FURNISH TO HERITAGE, AS SOON AS PRACTICABLE, BUT IN NO EVENT LATER THAN 20 DAYS AFTER THE END OF THE MONTH (I) A COPY OF ANY REPORT SUBMITTED TO THE BOARD OF DIRECTORS OF DIABLO AND ACCESS TO THE WORKING PAPERS RELATED THERETO AND COPIES OF OTHER OPERATING OR FINANCIAL REPORTS PREPARED FOR MANAGEMENT OF ANY OF ITS BUSINESSES AND ACCESS TO THE WORKING PAPERS RELATED THERETO provided, however, that Diablo need not furnish Heritage any privileged communications of or memoranda prepared by its legal counsel in connection with the transactions contemplated by, and the rights and obligations of Diablo under this Agreement; (ii) monthly unaudited balance sheets and statements of operations for Diablo; (iii) as soon as available, all letters and communications sent by Diablo to its shareholders and all reports filed by Diablo with the DFI and FDIC and any other Governmental Authority; and (iv) such other reports as Heritage may reasonably request relating to Diablo.

(c) Diablo shall promptly upon learning of such information, advise Heritage in writing of any event or any other transaction within its knowledge whereby any Person or related group of Persons acquires, directly or indirectly, record or beneficial ownership or control (as defined in Rule 13d-3 promulgated by the SEC under the Exchange Act) of 5% or more of the outstanding Diablo Common Stock prior to the record date fixed for the Diablo Shareholders' Meeting or any adjourned meeting thereof to approve this Agreement and the transactions contemplated herein.

(d)   Diablo shall notify Heritage regarding receipt from any tax authority of any notification of the commencement of an audit, any request to extend the statue of limitations, any statutory notice of deficiency, any revenue agent's report, any notice of proposed assessment, or any other similar notification of potential adjustments to the tax liabilities of Diablo, or any actual or threatened collection enforcement activity by any tax authority with respect to tax liabilities of Diablo.

Section 7.3   CERTAIN LOANS AND OTHER EXTENSIONS OF Diablo. Diablo will promptly inform Heritage of the amounts and categories of any loans, leases or other extensions of credit that have been classified by any Governmental Authority or by any internal or external loan reviewer of Diablo as "Substandard,""Doubtful,""Loss" or any comparable classification, providing with respect to each such credit the aggregate dollar amount, the classification category, credit type and office. Diablo will furnish to Heritage, as soon as practicable, and in any event by the earlier of (i) five (5) Business Days of the information becoming available or (ii) 20 days after the occurrence of such event, schedules including a listing of the following: (a) loans or leases charged off during the previous month, showing with respect to each such loan or lease, the credit type and office; (b) loans or leases written down during the previous month, including with respect to each the original amount, the write-off amount, credit type and office; (c) other real estate or assets owned, stating with respect to each its credit type; (d) a reconciliation of the allowance for loan and lease losses, identifying specifically the amount and sources of all additions and reductions to the allowance (which may be by reference to specific portions of another schedule furnished pursuant to this Section 7.3 and, in the case of unallocated adjustments, shall disclose the methodology and calculations through which the amount of such adjustment was determined). Diablo will promptly provide to Heritage (and not later than 5 days after delivery) reports, write-ups and other documents provided to the Diablo Board of Directors Loan Committee and Diablo Officers Loan Committee.

Section 7.4   Delivery Of Supplements To Disclosure Schedule. Diablo will promptly supplement or amend the Disclosure Schedule with respect to any matter hereafter arising which, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedule or which is necessary to correct any information in the Disclosure Schedule or in any representation and warranty made by Diablo which has been rendered inaccurate thereby. For purposes of determining the accuracy of the representations and warranties of Diablo contained in Article IX hereof in order to determine the fulfillment of the conditions set forth in Section 9.2(a) and 9.2(b) hereof as of the date of this Agreement, the Disclosure Schedule shall be deemed to include only that information contained therein on the date of this Agreement.

Section 7.5   Shareholder Approval. Diablo shall seek and shall use its best efforts to obtain the approval of its shareholders, in accordance with the applicable provisions of the Diablo's Articles of Incorporation and Bylaws, the CGCL and this Agreement, at a duly called and noticed meeting of the Diablo shareholders to be held for the purpose of voting to adopt this Agreement (the "*Diablo Shareholders' Meeting*") and subject to the fiduciary duties as set forth in Section 7.6, the Diablo board of directors shall (i) recommend adoption of this Agreement and the approval of the Merger by the Diablo Shareholders (the "*Diablo Board Recommendation*"), (ii) solicit and use its best efforts to obtain such adoption and approval, and (iii) not withdraw, amend or modify in any manner adverse to Heritage, the Diablo Board Recommendation or take any other action or make any public statement in connection with the Diablo Shareholders' Meeting inconsistent with the Diablo Board Recommendation, subject to Section 7.6. Notwithstanding any change in Diablo Board recommendation, this Agreement shall be submitted to the Diablo Shareholders at the Diablo Shareholders' Meeting for the purpose of approving this Agreement, the Merger and nothing contained in Section 7.6 or this Section 7.5 shall relieve Diablo of such obligation. Diablo shall use its best efforts to cause the Diablo Shareholders Meeting to be held on the first date as is reasonably practicable after the date hereof or such other date as the parties shall mutually agree. In addition, during the term of this Agreement, Diablo shall not submit to the vote of the Diablo Shareholders any Acquisition Proposal other than the Merger.

Section 7.6   Certain Transactions.

(a)   DIABLO shall and shall cause its Affiliates and any of its respective officers, directors, employees, representatives, consultants, investment bankers, attorneys, accountants and other agents immediately to, cease any discussions or negotiations with any other Person or Persons that may be ongoing with respect to any Acquisition Proposal. Diablo will not and will cause its Affiliates, and any of its respective officers, directors, employees, representatives, consultants, investment bankers, attorneys, accountants or other agents not to take, any action (i) to encourage, solicit, initiate or facilitate, directly or indirectly, the making or submission of any Acquisition Proposal, (ii) to enter into any agreement, arrangement or understanding with respect to any Acquisition Proposal, or to agree to approve or endorse any Acquisition Proposal or enter into any agreement, arrangement or understanding that would require Diablo to abandon, terminate or fail to consummate the Merger, or any other transaction contemplated by this Agreement, (iii) to initiate or participate in any way in any discussions or negotiations with, or furnish or disclose any information to, any Person (other than Heritage) in connection with any Acquisition Proposal, (iv) to facilitate or further in any other manner any inquiries or the making or submission of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (v) to grant any waiver or release under any standstill, confidentiality or similar agreement entered into by Diablo or any of its Affiliates or representatives; provided, however, that prior to obtaining the approval of the Diablo Shareholders pursuant to Section 7.5 (but in no event after obtaining the approval of the Diablo Shareholders pursuant to Section 7.5), Diablo, in response to an unsolicited Acquisition Proposal that did not result from a breach of this Section 7.6(a) and otherwise in compliance with its obligations under Section 7.6(c), may participate in discussions with or furnish information to, any Person (other than Heritage) which makes such unsolicited Acquisition Proposal if (A) such action is taken subject to a confidentiality agreement with terms taken as a whole not more favorable to such third party than the terms of the Diablo Confidentiality Agreement (as in effect on the date hereof) and (B) after consultation with independent financial advisors, and after receiving written advice from outside legal counsel to Diablo, a majority of the members of the entire Diablo board of directors reasonably determines in good faith by resolution that such Acquisition Proposal is a Superior Proposal and that it is necessary to take such actions in order to comply with the fiduciary duties of Diablo board of directors under applicable law. Without limiting the foregoing, Heritage and Diablo agree that any violation of the restrictions set forth in this Section 7.6(a) by any Affiliate, officer, director, employee, representative, consultant, investment banker, attorney, accountant or other agent of Diablo, whether or not such Person is purporting to act on behalf of Diablo, or any of its Affiliates, shall constitute a breach by Diablo of this Section 7.6(a). Diablo shall enforce, to the fullest extent permitted under applicable law, the provisions of any standstill, confidentiality or similar agreement entered into by Diablo or any of its Affiliates or representatives including, but not limited to, where necessary to obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the term and provisions thereof in any court having jurisdiction.

(b)   Neither the Diablo board of directors nor any committee thereof shall (i) withdraw, modify or amend, or propose to withdraw, modify or amend, in a manner adverse to Diablo, the Diablo Board Recommendation, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (iii) resolve to do any of the foregoing; provided, however, that Diablo may recommend to the Diablo Shareholders an Acquisition Proposal and, in connection therewith, withdraw or modify its approval or recommendation of the Merger if (w) Diablo has complied with its obligations under Section 7.6(a) and (c), (x) the Acquisition Proposal is a Superior Proposal, (y) all the conditions to Diablo's right to terminate this Agreement in accordance with Section 10.l(f) have been satisfied (including the expiration of the five (5) Business Day period described therein and the payment of all amounts required pursuant to Section 10.2(b) and (z) simultaneously with such withdrawal, modification or recommendation, this Agreement is terminated in accordance with Section 10.l(f).

(c)   In addition to the obligations of Diablo set forth in paragraph (a), on the date of receipt or occurrence thereof, Diablo shall advise Heritage of any request for information with respect to any Acquisition Proposal or of any Acquisition Proposal, or any inquiry, proposal, discussion or negotiation with respect to any Acquisition Proposal, the terms and conditions of such request, Acquisition Proposal, inquiry, proposal, discussion or negotiation and Diablo shall, within two (2) Business Days of the receipt thereof, promptly provide to Heritage copies of any written materials received by Diablo in connection with any of the foregoing, and the identity of the Person making any such Acquisition Proposal or such request, inquiry or proposal or with whom any discussion or negotiation is taking place. Diablo shall keep Heritage fully informed of the status and material details (including amendments or proposed amendments) of any such request or Acquisition Proposal and keep Heritage fully informed as to the material details of any additional information requested of or provided by Diablo and as to the details of all continuing discussions or negotiations with respect to any such request, Acquisition Proposal, inquiry or proposal, and shall provide to Heritage within two (2) Business Days of receipt thereof all written materials received by Diablo with respect thereto. Diablo shall promptly provide to Heritage any non-public information concerning Diablo, provided to any other Person in connection with any Acquisition Proposal which was not previously provided to Heritage.

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(d)   Diablo shall immediately request each Person which has heretofore executed a confidentiality agreement in connection with its consideration of acquiring Diablo or any portion thereof to return all confidential information heretofore furnished to such Person by or on behalf of Diablo, and Diablo shall use its commercially reasonable efforts to have such information returned.

Section 7.7   SHAREHOLDER AGREEMENTS. Each director and executive officer of Diablo, as a shareholder of Diablo Common Stock, has executed and delivered to Heritage on the date of this Agreement a shareholder agreement (each, a "*Shareholder Agreement*") substantially in the form attached hereto as Exhibit B, committing each such person, among other things, to vote his or her shares of Diablo Common Stock in favor of this Agreement and the Merger at the shareholders' meeting held for that purpose, granting a proxy for such shares to Heritage, and to certain representations and covenants.

Section 7.8   Affiliates. At or prior to the Diablo Shareholders Meeting, (a) Diablo shall deliver to Heritage a letter identifying all persons who are then "affiliates" of Diablo for purposes of Rule 145 under the Securities Act and (b) Diablo shall advise the persons identified in such letter of the resale restrictions imposed by applicable securities laws and shall use its best efforts to obtain from each person identified in such letter a written agreement substantially in the form attached hereto as Exhibit C. Diablo shall use reasonable efforts to obtain from any person who becomes an affiliate of Diablo after Diablo's delivery of the letter referred to above, and on or prior to the date of the Diablo Shareholders' Meeting to approve this Agreement, a written agreement substantially in the form attached as Exhibit C hereto as soon as practicable after obtaining such status.

Section 7.9   Access to Operations. Diablo shall afford to Heritage and its authorized agents and representatives, access, during normal business hours, to the operations, books, and other information relating to Diablo for the sole purpose of assuring an orderly transition of operations, including any data processing conversion, in the Merger. Heritage shall give reasonable notice for access to Diablo, and the date and time of such access will then be mutually agreed to by Heritage and Diablo. Heritage's access shall be conducted in a manner which does not unreasonably interfere with Diablo's normal operations, customers and employee relations and which does not interfere with the ability of Diablo to consummate the transactions contemplated by this Agreement.

Section 7.10   Access to Employees. Diablo shall cooperate with Heritage with respect to any formal meetings or interviews with one or more employees called or arranged by Diablo and held for the purpose of discussing the transactions contemplated by this Agreement or their effect on such employees, with Heritage given the opportunity to participate in such meetings or interviews. This section 7.10 is not intended to apply to casual conversations about the transaction or informal meetings initiated by employees, or to prohibit discussion in general, but rather to allow Heritage a role in the formal presentation of the transaction to employees, and an opportunity to participate in the significant, formal meetings at which the transaction is explained and discussed. Heritage shall have the right, but not the obligation, within thirty (30) Business Days prior to the Effective Day, to provide training to employees of Diablo who will become employees of Heritage. Such training shall be at the expense of Heritage and shall be conducted during normal business hours. At the request of Heritage, Heritage shall compensate employees, in accordance with Diablo's customary policies and practices, for the employee's time being trained by Heritage. Diablo shall cooperate with Heritage to make such employees available for such training prior to Closing. Nothing in this Section 7.10 is intended, nor shall it be construed, to confer any rights or benefits upon any Persons other than Heritage, HBC or Diablo.

Section 7.11   Transition. Commencing following the date hereof, and in all cases subject to applicable law and regulation, Diablo shall cooperate with Heritage and HBC to facilitate the integration of the parties and their respective businesses. Without limiting the generality of the foregoing, from the date hereof through the Closing Date and consistent with the performance of their day-to-day operations and the continuous operation of Diablo in the ordinary course of business, Diablo shall use its reasonable efforts to provide reasonable support, including requesting reasonable support from its outside contractors and vendors, and to reasonably assist Heritage and HBC in performing all tasks deemed reasonably necessary to integrate their respective businesses. Diablo shall cooperate with Heritage in minimizing the extent to which any contracts will continue in effect following the Effective Time, provided that this provision shall not require Diablo to give notice to any vendor that would result in the inability of Diablo to continue to operate its business in the ordinary course should the transactions contemplated by this Agreement not be consummated. Among other things, Diablo shall cooperate with Heritage to establish a mutually agreeable project plan to effectuate the conversion; use their commercially reasonable efforts to have Diablo's outside contractors continue to support both the conversion effort and its needs until the conversion can be established; provide, or use its commercially reasonable efforts to obtain from any outside contractors, all data or other files and layouts requested by Heritage for use in planning the conversion, as soon as reasonably practicable.

Section 7.12   Stock Options. Prior to the Effective Time, Diablo shall (a) use its best efforts to cause each holder of stock options, as listed in its Disclosure Schedule, to exchange any unexercised options prior to the Effective Time for the cash set forth in Section 2.4 and (b) take all actions necessary to cancel and terminate the Stock Option Plan, such cancellation and termination to be effective at the Effective Time. Each holder of such canceled Diablo stock options shall acknowledge that upon payment of such amount set forth in Section 2.4, no further liability shall accrue to Diablo or any successor thereto.

Section 7.13   Third Party Consents; Estoppel; Title. Diablo shall use its reasonable efforts to obtain and deliver to Heritage prior to the Effective Time:

(a)   ALL THIRD PARTY CONSENTS TO THEIR RESPECTIVE MORTGAGES, NOTES, LEASES, FRANCHISES, AGREEMENTS, LICENSES AND PERMITS AS MAY BE NECESSARY TO PERMIT THE MERGER AND THE TRANSACTIONS CONTEMPLATED HEREIN TO BE CONSUMMATED WITHOUT A MATERIAL DEFAULT, ACCELERATION, BREACH OR LOSS OF RIGHTS OR BENEFITS THEREUNDER WITH RESPECT TO ANY SUCH ITEM WHICH IS MATERIAL TO DIABLO;

(b)   Lessor Estoppel Certificates, in the form satisfactory to Heritage, as applicable, relative to each of the leased properties identified the Disclosure Schedule; and

(c)   Documentation and proper recording thereof necessary to transfer title to any real property owned by Diablo to HBC.

ARTICLE VIII
FURTHER COVENANTS OF HERITAGE AND DIABLO

Section 8.1   FORM S-4 and Proxy Statement.

(a)   AS PROMPTLY AS PRACTICABLE BUT IN NO EVENT LATER THAN 30 BUSINESS DAYS FOLLOWING EXECUTION OF THIS AGREEMENT, PROVIDED THAT SUCH PERIOD SHALL BE EXTENDED TO THE EXTENT THAT ANY DELAY IS SOLELY ATTRIBUTABLE TO DIABLO'S FAILURE TO PROVIDE REQUIRED INFORMATION IN A TIMELY MANNER, HERITAGE SHALL, WITH COOPERATION OF DIABLO, PREPARE AND FILE WITH THE SEC A FORM S-4, IN WHICH THE PROXY STATEMENT WILL BE INCLUDED AS A PROSPECTUS. THE parties hereto agree to provide the information necessary for inclusion in the Proxy Statement and Form S-4. Each of the parties will use its respective best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after it is filed. Subject to the provisions of Section 11.12, Heritage shall pay the costs (except Diablo's legal and accounting fees) associated with the preparation and filing of the Form S-4, including the filing fees with the SEC and state securities law agencies. At the time the Form S-4 becomes effective, the Form S-4 will comply in all material respects with the provisions of Securities Act and the published rules and regulations thereunder, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading, and at the times of mailing thereof to the Diablo Shareholders, at the times of the Diablo Shareholders' Meeting and at the Effective Time, the Proxy Statement and prospectus included as part of the Form S-4, as amended or supplemented by any amendment or supplement filed by Heritage, will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not false or misleading.

(b)   After the date of the filing of the Form S-4 with the SEC, each of the parties agrees promptly to notify the other of and to correct any information furnished by such party that shall have become false or misleading in any material respect and to cooperate with the other to take all steps necessary to file with the SEC and have declared effective or cleared by the SEC any amendment or supplement to the Form S-4 so as to correct such information and to cause the Proxy Statement and prospectus as so corrected to be disseminated to the Diablo Shareholders to the extent required by applicable law.

(c)   Heritage shall take all required action with appropriate Governmental Authority under state securities or blue sky laws in connection with the issuance of Heritage Common Stock pursuant to this Agreement.

Section 8.2   APPROPRIATE ACTIONS; CONSENTS; FILINGS.

(a)   THE PARTIES SHALL USE THEIR REASONABLE COMMERCIAL EFFORTS TO (I) TAKE, OR CAUSE TO BE TAKEN, ALL APPROPRIATE ACTION, AND DO, OR CAUSE TO BE DONE, ALL THINGS NECESSARY, PROPER OR ADVISABLE UNDER APPLICABLE LAW OR OTHERWISE IN ORDER TO CONSUMMATE AND MAKE EFFECTIVE THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT THAT ARE INTENDED TO BE CONSUMMATED PRIOR TO THE EFFECTIVE TIME AS PROMPTLY AS PRACTICABLE HEREAFTER. WITHIN 30 BUSINESS DAYS OF EXECUTING THIS AGREEMENT, HERITAGE, WITH THE COOPERATION OF DIABLO (PROVIDED THAT SUCH PERIOD SHALL BE EXTENDED TO THE EXTENT THAT ANY DELAY IS SOLELY ATTRIBUTABLE TO DIABLO'S FAILURE TO PROVIDE REQUIRED INFORMATION IN A TIMELY MANNER), SHALL FILE ALL REQUIRED APPLICATIONS TO (I) OBTAIN FROM ANY GOVERNMENTAL AUTHORITY ANY REQUIRED APPROVALS REQUIRED TO BE OBTAINED OR MADE BY, OR TO AVOID OR CAUSE TO BE WITHDRAWN OR TERMINATED, WITHOUT PREJUDICE TO THE PARTIES, ANY ACTION OR PROCEEDING BY ANY GOVERNMENTAL AUTHORITY, IN CONNECTION WITH THE AUTHORIZATION, EXECUTION AND DELIVERY OF THIS AGREEMENT AND THE CONSUMMATION OF THE MERGER AS CONTEMPLATED HEREBY, AND (III) MAKE ALL NECESSARY FILINGS, AND THEREAFTER MAKE ANY OTHER REQUIRED SUBMISSIONS, WITH RESPECT TO THIS AGREEMENT, THE MERGER REQUIRED UNDER (A) THE BHCA, (B) THE CALIFORNIA FINANCIAL CODE, (C) THE FEDERAL DEPOSIT INSURANCE ACT, (D) THE EXCHANGE ACT, (E) THE SECURITIES ACT, AND ANY OTHER APPLICABLE FEDERAL OR STATE SECURITIES LAWS, AND (F) ANY OTHER APPLICABLE LAW; PROVIDED, HOWEVER, THAT HERITAGE, HBC AND DIABLO SHALL COOPERATE WITH EACH OTHER IN CONNECTION WITH THE PREPARATION AND MAKING OF ALL SUCH FILINGS, INCLUDING, IF REQUESTED AND SUBJECT TO APPLICABLE LAWS REGARDING THE EXCHANGE OF INFORMATION BY PROVIDING COPIES OF ALL SUCH DOCUMENTS TO THE NON-FILING PARTY AND ITS ADVISORS PRIOR TO FILING AND, IF REQUESTED, TO ACCEPT ALL REASONABLE ADDITIONS, DELETIONS OR CHANGES SUGGESTED IN CONNECTION THEREWITH PROVIDED, HOWEVER, THAT THE REVIEWING PARTY AGREES TO ACT REASONABLY AND AS PROMPTLY AS PRACTICABLE. HERITAGE AND DIABLO SHALL FURNISH TO EACH OTHER ALL INFORMATION REASONABLY REQUIRED FOR ANY APPLICATION OR OTHER FILING UNDER APPLICABLE LAW IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(b)   THE PARTIES SHALL GIVE ANY NOTICES TO THIRD PARTIES, AND USE, REASONABLE EFFORTS TO OBTAIN ANY THIRD PARTY CONSENTS, (I) NECESSARY, PROPER OR ADVISABLE TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED IN THIS AGREEMENT OR (II) DISCLOSED IN THE DISCLOSURE SCHEDULE. IN THE EVENT THAT ANY PARTY SHALL FAIL TO OBTAIN ANY SUCH THIRD PARTY CONSENT, THAT PARTY SHALL USE ITS COMMERCIALLY REASONABLE EFFORTS, AND SHALL TAKE ANY SUCH ACTIONS REASONABLY REQUESTED BY THE OTHER PARTY, TO MINIMIZE ANY ADVERSE EFFECT ON THE CONSUMMATION OF THE MERGER ON HERITAGE, HBC AND DIABLO, AND THEIR RESPECTIVE BUSINESSES RESULTING, OR WHICH COULD REASONABLY BE EXPECTED TO RESULT AFTER THE EFFECTIVE TIME, FROM THE FAILURE TO OBTAIN SUCH CONSENT.

Section 8.3   COOPERATION. Each party covenants that it will use its commercially reasonable efforts to bring about the transactions contemplated by this Agreement as soon as practicable, unless this Agreement is terminated as provided herein. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement at the earliest practicable time. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of the parties, shall take all such necessary action. Each party shall use its reasonable best efforts to preserve for itself and the other parties hereto each available legal privilege with respect to the confidentiality of their negotiations and related communications, including the attorney-client privilege.

Section 8.4   Establishment of Accruals. After all of the conditions set forth in Article IX have been satisfied or waived, if requested by Heritage, on the Business Day immediately prior to the Effective Date, Diablo shall, to the extent consistent with GAAP, establish such additional accruals and reserves as may be necessary to conform its accounting and credit loss reserve practices and methods to those of Heritage and HBC (as such practices and methods are to be applied to Diablo from and after the Effective Time) and reflect Heritage's plans with respect to the conduct of Diablo's business following the Merger and to provide for the costs and expenses relating to the consummation by Diablo of the transactions contemplated by this Agreement. The establishment of such accrual and reserves shall not, in and of itself, constitute a breach of any representation or warranty of Diablo contained in the Agreement or constitute a material adverse change in the business, operations, prospects or financial condition of Diablo. Diablo shall cooperate in all respects with Heritage and its directions authorized by this Section 8.4.

Section 8.5   [Intentionally deleted]

Section 8.6   Publicity. The initial press release announcing this Agreement shall be a joint press release and thereafter Heritage and Diablo shall consult with each other in issuing any press releases or otherwise making public statements with respect to the transactions contemplated hereby and in making any filings with any Governmental Authority or with any national securities exchange with respect thereto. If any party hereto, on the advice of counsel, determines that a disclosure is required by law or by any applicable self-regulatory organization, it may make such disclosure without the consent of the other parties, but only after affording the other parties a reasonable opportunity to review and comment upon the disclosure.

Section 8.7   Notices and Communications. Heritage shall consult with Diablo, and Diablo upon request shall assist Heritage and HBC, with respect to (a) sending necessary or appropriate customer notifications and communications as prepared by Heritage or HBC with Diablo's approval, which approval shall not be unreasonably withheld, to advise such customers of the impending transaction and of Heritage or HBC's plans following the Effective Time, and (b) taking or causing to be taken at the direction of and as agent for Diablo, all actions necessary to comply with the provisions of WARN, with respect to all employees of Diablo covered by such act who are to be terminated by Heritage or HBC within sixty days following the Effective Time, including the issuance of notices to such employees.

Section 8.8   Insurance Policies Assignment.

(a)   DIABLO agrees to make commercially reasonable efforts to obtain consent to partial or complete assignments of any of their respective insurance policies if requested to do so by Heritage, to the extent necessary to maintain the benefits to Heritage of such policies as they apply to Diablo. Diablo shall also inform Heritage no later than the Effective Time of any material unfiled insurance claims of which it has knowledge and for which it believes coverage exists.

(b)   Diablo and Heritage shall cooperate to determine the most appropriate methodology to obtain "tail" insurance coverage at such limits, mutually agreeable to the parties, for Errors and Omissions, Bankers and Blanket Bond coverage.

Section 8.9   INDEMNIFICATION OF DIRECTORS AND OFFICERS. (a) Heritage agrees that all rights to indemnification or exculpation now existing in favor of the directors, officers, employees and agents (the "*Indemnified Parties*") of Diablo as provided in its Articles of Incorporation, Bylaws, charter documents, indemnification agreements or otherwise in effect as of the date hereof with respect to matters occurring prior to the Effective Time, shall survive the Merger and shall continue in full force and effect. Heritage further agrees that, following consummation of the Merger, to the greatest extent permitted by California law and the Articles of Incorporation and Bylaws of Heritage as in effect of the date hereof, it shall indemnify, defend and hold harmless individuals who were officers and directors of Diablo as of the date hereof or immediately prior to the Effective Time for any costs, expenses, judgments, fines, damages, liabilities, claims or losses incurred in connection with or arising out of their actions while a director or officer, including any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, or pertaining to, matters existing or occurring at, or prior to, the Effective Time (but excluding matters relate to any claims Heritage or HBC may have against such Indemnified parties as a result of the terms of this Agreement) and shall pay the expenses, including attorneys' fees, of such individual in advance of the final resolution of any claim to the fullest extent permitted under applicable law and upon demand by each such individual, provided, however such individuals shall first execute an undertaking acceptable to Diablo to return such advances in the event it is finally determined such indemnification is not allowed under applicable law. If Heritage or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Heritage shall assume all of the obligations set forth in this Section 8.9.

(b)   PRIOR TO THE EFFECTIVE TIME, DIABLO SHALL PURCHASE A "TAIL POLICY" COVERING PERSONS SERVING AS OFFICERS AND DIRECTORS OF DIABLO PRIOR TO THE EFFECTIVE TIME FOR A PERIOD OF UP TO FIVE (5) YEARS FROM THE EFFECTIVE TIME WITH RESPECT TO ACTS OR OMISSIONS OCCURRING PRIOR TO THE EFFECTIVE TIME WHICH WERE COMMITTED BY SUCH OFFICERS AND DIRECTORS IN THEIR CAPACITY AS SUCH, PROVIDED SUCH "TAIL POLICY" SHALL NOT EXCEED 150% OF THE PREMIUM PAID BY DIABLO ON ITS DIRECTORS AND OFFICERS LIABILITY POLICY IN EFFECT AS OF THE DATE HEREOF.

(c)   The provisions of this Section 8.9 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.

Section 8.10   CONFIDENTIALITY. All information disclosed by one party to any other party to this Agreement, whether prior or subsequent to the date of this Agreement including, without limitation, any information obtained pursuant to this Agreement or the negotiations relating to this Agreement, shall be kept confidential by such other party and shall not be used by such other party otherwise as herein contemplated. In the event that this Agreement is terminated, each party shall return all documents furnished hereunder, shall destroy all documents or portions thereof prepared by such other party that contain information furnished by another party pursuant hereto and, in any event, shall hold all information confidential unless or until such information is or becomes a matter of public knowledge. The Confidentiality Agreements shall remain in full force and effect following the Effective Time or termination of this Agreement.

ARTICLE IX
CONDITIONS TO THE PARTIES' OBLIGATIONS TO CLOSE

Section 9.1   CONDITIONS TO EACH Party's Obligations to Close. The respective obligations of Heritage and HBC, on the one hand, and Diablo, on the other, to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a)   THIS AGREEMENT AND THE MERGER AND THE TRANSACTIONS CONTEMPLATED HEREBY SHALL HAVE RECEIVED ALL REQUISITE APPROVALS OF THE DIABLO SHAREHOLDERS AT THE DIABLO SHAREHOLDERS' MEETING.

(b)   NO JUDGMENT, DECREE, INJUNCTION, ORDER OR PROCEEDING SHALL BE OUTSTANDING OR THREATENED BY ANY GOVERNMENTAL AUTHORITY WHICH PROHIBITS OR RESTRICTS THE CONSUMMATION OF, OR THREATENS TO INVALIDATE OR SET ASIDE, THE MERGER SUBSTANTIALLY IN THE FORM CONTEMPLATED BY THIS AGREEMENT, UNLESS COUNSEL TO THE PARTY AGAINST WHOM SUCH ACTION OR PROCEEDING WAS INSTITUTED OR THREATENED RENDERS TO THE OTHER PARTIES HERETO A FAVORABLE OPINION THAT SUCH JUDGMENT, DECREE, INJUNCTION, ORDER OR PROCEEDING IS WITHOUT MERIT AND COUNSEL TO THE OTHER PARTY CONCURS WITH SUCH OPINION.

(c)   NO STATUTE, RULE, REGULATION, ORDER, INJUNCTION OR DECREE SHALL BE OUTSTANDING OR THREATENED BY ANY GOVERNMENTAL AUTHORITY WHICH PROHIBITS OR MATERIALLY RESTRICTS THE CONSUMMATION OF, OR THREATENS TO INVALIDATE OR SET ASIDE, THE MERGER SUBSTANTIALLY IN THE FORM CONTEMPLATED BY THIS AGREEMENT OR WHICH WOULD NOT PERMIT THE BUSINESSES PRESENTLY CARRIED ON BY DIABLO, HERITAGE OR HBC TO CONTINUE MATERIALLY UNIMPAIRED FOLLOWING THE EFFECTIVE TIME, UNLESS COUNSEL TO THE PARTY OR PARTIES AGAINST WHOM SUCH ACTION OR PROCEEDING WAS INSTITUTED OR THREATENED RENDERS TO THE OTHER PARTY OR PARTIES HERETO A FAVORABLE OPINION THAT SUCH STATUTE, RULE, REGULATION, ORDER, INJUNCTION OR DECREE IS WITHOUT MERIT AND COUNSEL TO THE OTHER PARTY CONCURS WITH SUCH OPINION.

(d)   ALL REQUIRED APPROVALS FROM GOVERNMENTAL AUTHORITIES SHALL HAVE BEEN OBTAINED AND ARE IN FULL FORCE AND EFFECT AND ANY AND ALL APPLICABLE WAITING PERIODS SHALL HAVE EXPIRED OR TERMINATED.

(e)   The Form S-4 shall have been declared effective by the SEC and shall not be the subject of any proceedings seeking or threatening a stop order. Heritage shall have received all authorizations as necessary to issue the Heritage Common Stock to consummate the Merger.

(f)   The shares of Heritage Common Stock to be issued in the Merger shall be approved for listing on the NASDAQ Global Select Market subject to official notice of issuance.

Section 9.2   ADDITIONAL CONDITIONS TO OBLIGATIONS OF Heritage and HBC to Close. The obligations of Heritage and HBC to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a)   REPRESENTATIONS AND WARRANTIES. The representations and warranties of Diablo set forth in this Agreement (disregarding for all purposes of this Section 9.2(a) (i) any qualification or exception for, or reference to, materiality in such representations or warranties and (ii) any use of the terms "material,""materially,""in all material respects,""Material Adverse Effect" or similar terms or phrases in such representations or warranties) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another specific date shall be true and correct as of such date); provided, however, that no representation or warranty of Diablo contained herein shall be deemed untrue or incorrect as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Section 5.1 has had or would be reasonably likely to have a Material Adverse Effect with respect to Diablo; provided, further, that the representations and warranties contained in (x) Sections 5.1(e) shall be deemed untrue and incorrect if not true and correct except to a de minimis extent (relative to Section 5.1(e) taken as a whole), (y) Section 5.1(a)(i), 5.1(f), 5.1(i), and 5.1(jj) shall be deemed untrue and incorrect if not true and correct in all material respects, and (z) Section 5.1(a)(ii), 5.1(b), 5.1(y)(i), 5.1(gg), 5.1(ii) and 5.1(jj) shall be deemed untrue and incorrect if not true and correct in all respects.

(b)   Each of the covenants and agreements of Diablo contained in this Agreement to be performed at or before the Effective Time shall have been duly performed in all material respects.

(c)   Any and all approvals or consents of any Governmental Authority which are necessary to consummate the Merger and the transactions contemplated hereby shall have been granted without the imposition of any conditions which Heritage deems, in its reasonable opinion, to materially adversely affect it or be materially burdensome.

(d)   Between the date of this Agreement and the Effective Time, there shall not have occurred any event that has had or could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Diablo, whether or not such event, change or effect is reflected in the Disclosure Schedule as amended or supplemented after the date of this Agreement.

(e)   Diablo shall have redeemed in full the Diablo Preferred Stock immediately prior to the Effective Date for $32.00 per share in cash and for no other consideration, and pursuant to its terms.

(f)   Concurrently with the execution and delivery of this Agreement, each director and executive officer who is a shareholder of Diablo shall have executed and delivered to Heritage the Shareholder Agreement in the form attached as Exhibit B.

(g)   Heritage shall have received the written affiliates' agreement described in Section 7.8 hereof and in the form attached hereto as Exhibit C.

(h)   The employment agreements, consulting agreements, termination agreements and non-compete agreements entered into as of the date hereof with the Key Employees shall not have been revoked, terminated or disavowed.

(i)   Heritage shall have received an opinion of Buchalter Nemer, a professional corporation in form and substance reasonably satisfactory to Heritage, to the effect that, on the basis of facts, representations and assumptions, set forth in such opinion, which are consistent with the state of facts existing, at the Effective Time, the Merger will qualify as a reorganization under Section 368 of the Code.

(j)   Diablo shall have obtained all third party consents listed on Schedule 9.2(j) of the Disclosure Schedule.

(k)   Heritage shall have received the resignation of each Diablo director effective as of the Effective Time.

(l)   The Dissenting Common Stock shall not exceed 5% of the Diablo Common Stock.

(m)   At least four Business Days prior to the Effective Time, Diablo shall provide Heritage with Diablo's financial statements presenting the financial condition of Diablo as of the close of business on the last day of the last month ended prior to the Effective Time and Diablo's results of operations for the following periods: (i) September 30, 2006 through December 31, 2006 and (ii) January 1, 2007 through the close of business on the last day of the last month ended prior to the Effective Time of the Merger (the "*Closing Financial Statements*"). Such financial statements shall have been prepared in all material respects in accordance with GAAP (except as noted thereto and subject to recurring audit adjustments normal in nature and amount) and other applicable legal and accounting requirements, and reflect all period-end accruals and other adjustments. Such financial statements shall be accompanied by a certificate of Diablo's chief financial officer, dated as of a date no earlier than two (2) Business Days prior to the Effective Time, to the effect that such financial statements continue to reflect accurately, as of the date of the certificate, the financial condition of Diablo in all material respects.

(n)   On the close of business on the last day of the month preceding the Closing Date, the Tangible Equity Capital of Diablo shall be within two percent (2%) of the following target (which target shall be increased dollar for dollar for any proceeds received by Diablo for the exercise of stock options under the Stock Option Plan in accordance with Section 2.4). If the Closing Date is:

On or before March 31, 2007	$18.3 million
After March 31, 2007 and on or before April 30, 2007	$18.6 million
After April 30, 2007 and on or before May 31, 2007	$18.9 million
After May 31, 2007	$19.1 million

"*Tangible Equity Capital*" means shareholders' equity of Diablo reflected on the Closing Financial Statements (including common stock, paid in capital, retained earnings and excluding the Diablo Preferred Stock) (x) minus goodwill and any other intangible assets, and (y) without giving effect to any impact from gains or losses on available for sale securities, and (z) without recognizing any change to Diablo's equity resulting from actions taken by Diablo pursuant to or permitted by this Agreement (including those actions required by Section 9.2(p)) or with the written consent of Heritage or any expenses incurred in connection with this Agreement or the transactions contemplated hereunder (but excluding from this provision (z) the amounts paid to the holders of the Diablo Preferred Stock in accordance with Section 9.2(e)).

(o)   AT THE CLOSE OF BUSINESS ON THE LAST DAY OF THE MONTH PRECEDING THE EFFECTIVE TIME, TOTAL DEPOSITS (EXCLUDING BROKER DEPOSITS) OF DIABLO, CALCULATED PURSUANT TO GAAP AND ANY REGULATORY REQUIREMENTS, SHALL NOT BE LESS THAN EIGHTY-FIVE PERCENT (85%) OF THE AVERAGE OF TOTAL DEPOSITS FOR DIABLO FOR THE SIX-MONTH PERIOD ENDING ON THE LAST DAY OF THE SAME MONTH IN THE PRECEDING YEAR.

(p)   DIABLO SHALL HAVE AMENDED OR REPLACED ITS OUTSTANDING STOCK OPTION AGREEMENTS TO THE EXTENT REQUIRED TO PROVIDE THAT NONE OF THE OUTSTANDING DIABLO STOCK OPTIONS PROVIDE FOR A DEFERRAL OF COMPENSATION WITHIN THE MEANING OF SECTION 409A OF THE CODE, THE PROPOSED TREASURY REGULATIONS THEREUNDER, AND OTHER EXISTING GUIDANCE ISSUED BY THE INTERNAL REVENUE SERVICE RELATING THERETO.

(q)   Diablo shall have delivered at Closing to Heritage the following:

(i)   TRUE, CORRECT AND COMPLETE COPIES OF THE ARTICLES OF Incorporation of Diablo and all amendments thereto, duly certified as of a recent date by the California Secretary of State.

(ii)   A certificate, dated as of a recent date, issued by the DFI, duly certifying as to the organization of Diablo under the laws of the State of California and authorization to conduct commercial banking business within the State of California.

(iii)   A certificate of status dated as of a recent date, issued by the California Secretary of State, duly certifying as to the good legal standing of Diablo under the laws of the State of California.

(iv)   A certificate of good standing, dated as of a recent date, issued by the California Franchise Tax Board, duly certifying as to the good standing of Diablo in the State of California.

(v)   A certificate, dated as of a recent date, issued by the FDIC, duly certifying that the deposits of Diablo are insured by the FDIC pursuant to the Federal Deposit Insurance Act.

(vi)   A certificate, dated as of the Closing Date, executed by the Corporate Secretary or other appropriate executive officer of Diablo, pursuant to which such officer shall certify: (A) the due adoption by the board of directors of Diablo of corporate resolutions attached to such certificate authorizing the execution and delivery of this Agreement and the other agreements and documents contemplated hereby, including, but not limited to, the Merger Agreement, and the taking of all actions contemplated hereby and thereby; (B) the due adoption by the shareholders of Diablo of resolutions authorizing the Merger and the execution and delivery of this Agreement and the Merger Agreement and the other agreements and documents contemplated hereby and thereby and the taking of all actions contemplated hereby and thereby; (C) the incumbency and true signatures of those officers of Diablo duly authorized to act on its behalf in connection with the transactions contemplated by this Agreement and to execute and deliver this Agreement and the Merger Agreement and other agreements and documents contemplated hereby and thereby and the taking of all actions contemplated hereby and thereby on behalf of Diablo; (D) that the copy of the Bylaws of Diablo attached to such certificate is true and correct and such Bylaws have not been amended except as reflected in such copy; and (E) a true and correct copy of the list of the Diablo Shareholders as of the Closing Date.

(vii)   A certificate, dated as of the Closing Date, executed by an executive officer of Diablo, pursuant to which Diablo shall certify, to the knowledge of such executive officer, that (A) all of the representations and warranties made in Section 5.1 of this Agreement are true and correct in all material respects on and as of the date of such certificate as if made on such date and that, except as expressly permitted by this Agreement, (B) have been no Material Adverse Effect with respect to Diablo since the date of this Agreement, and (C) Diablo has performed and complied in all material respects with all of its obligations and agreements required to be performed on or prior to the Closing Date under this Agreement.

(viii)   All other documents required to be delivered to Heritage by Diablo under the provisions of this Agreement, and all other documents, certificates and instruments as are reasonably requested by Heritage or its counsel for the purpose of evidencing the accuracy of any representation or warranty, the performance or compliance with any obligation or covenant or satisfaction of any condition.

Section 9.3   <u>ADDITIONAL CONDITIONS TO OBLIGATIONS OF Diablo to Close</u>. The obligations of Diablo to consummate the Merger and the other transactions contemplated herein are subject to the satisfaction or waiver, at or prior to the Effective Time, of each of the following conditions:

(a)   THE REPRESENTATIONS AND WARRANTIES OF HERITAGE AND HBC SET FORTH IN THIS AGREEMENT (DISREGARDING FOR ALL PURPOSES OF THIS SECTION 9.3(a) (i) any qualification or exception for, or reference to, materiality in such representations or warranties and (ii) any use of the terms "material,""materially,""in all material respects,""Material Adverse Effect" or similar terms or phrases in such representations or warranties) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another specific date shall be true and correct as of such date); provided, however, that no representation or warranty of Heritage or HBC contained herein shall be deemed untrue or incorrect as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Section 5.2 has had or would be reasonably likely to have a Material Adverse Effect with respect to Heritage and HBC (taken as a whole); provided, further, that the representations and warranties contained in Sections 5.2(a)(i), 5.2(g), and 5.2(h) shall be deemed untrue and incorrect if not true and correct in all materials respects and (z) Sections 5.2(a)(ii), 5.2(b), 5.2(m)(i) and 5.2(p) shall be deemed untrue and incorrect if not true and correct in all respects.

(b)   Each of the covenants and agreements of Heritage and HBC to be performed at or before the Effective Time shall have been duly performed in all material respects.

(c)   Between the date of this Agreement and the Effective Time, there shall not have occurred any event that has had or could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Heritage and HBC (taken as a whole).

(d)   Diablo shall have received an opinion of Bingham McCutchen LLP in form and substance reasonably satisfactory to Diablo, to the effect that, on the basis of facts, representations and assumptions, set forth in such opinion, which are consistent with the state of facts existing, at the Effective Time, the Merger will qualify as a reorganization under Section 368 of the Code.

(e)   Heritage shall have delivered at the Closing the following:

(i)   TRUE, CORRECT AND COMPLETE COPIES OF THE ARTICLES OF Incorporation and all amendments thereto, of Heritage and HBC, duly certified as of a recent date by the California Secretary of State.

(ii)   Certificates of status, dated as of a recent date, issued by the California Secretary of State, duly certifying as to the good legal standing of each of Heritage and HBC under the laws of the State of California.

(iii)   Certificates of good standing, dated as of a recent date, issued by the California Franchise Tax Board, duly certifying as to the good standing of each of Heritage and HBC in the State of California.

(iv)   A certificate, dated as of a recent date, issued by the DFI, duly certifying as to the organization of HBC under the laws of the State of California and authorization to conduct commercial banking business within the State of California.

(v)   A certificate, dated as of the Closing Date, executed by the Secretary or an Assistant Secretary of Heritage pursuant to which such officer shall certify: (A) the due adoption by the board of directors of Heritage of corporate resolutions attached to such certificate authorizing the execution and delivery of this Agreement and the other agreements and documents contemplated hereby and the taking of all actions contemplated hereby and thereby; (B) the incumbency and true signatures of those officers of Heritage duly authorized to act on its behalf in connection with the transactions contemplated by this Agreement and to execute and deliver this Agreement and other agreements and documents contemplated hereby and the taking of all actions contemplated hereby and thereby on behalf of Heritage, (C) that there is no stop order or proceeding in place seeking or threatening or stop order is in place relating to the Form S-4 and (D) that the copy of the Bylaws of Heritage attached to such certificate is true and correct and such Bylaws have not been amended except as reflected in such copy.

(vi)   A certificate, dated as of the Closing Date, executed by the Secretary or an Assistant Secretary of HBC pursuant to which such officer shall certify: (A) the due adoption by the board of directors of HBC of corporate resolutions attached to such certificate authorizing the execution and delivery of this Agreement and the other agreements and documents contemplated hereby and the taking of all actions contemplated hereby and thereby; (B) the incumbency and true signatures of those officers of HBC duly authorized to act on its behalf in connection with the transactions contemplated by this Agreement and to execute and deliver this Agreement and other agreements and documents contemplated hereby and the taking of all actions contemplated hereby and thereby on behalf of Heritage, and (C) that the copy of the Bylaws of Heritage attached to such certificate is true and correct and such Bylaws have not been amended except as reflected in such copy.

(vii)   A certificate, dated as of the Closing Date, executed by a duly authorized officer of Heritage, pursuant to which Heritage shall certify, to the best knowledge of such officer, that (i) all of the representations and warranties made in Section 5.2 of this Agreement are true and correct in all material respects on and as of the date of such certificate as if made on such date and that, except as expressly permitted by this Agreement, there shall have been no Material Adverse Effect with respect to Heritage and HBC (taken as a whole) since the date of this Agreement, and (ii) Heritage and HBC have performed and complied in all material respects with all of its obligations and agreements required to be performed on or prior to the Closing Date under this Agreement.

(viii)   All other documents required to be delivered to Diablo by Heritage or HBC under the provisions of this Agreement, and all other documents, certificates and instruments as are reasonably requested by Diablo or its counsel for the purpose of evidencing the accuracy of any representation or warranty, the performance or compliance with any obligation or covenant or satisfaction of any condition.

ARTICLE X
TERMINATION

Section 10.1   TERMINATION. This Agreement may be terminated at any time prior to the Effective Time:

(a)   BY THE MUTUAL WRITTEN CONSENT OF THE BOARDS OF DIRECTORS OF HERITAGE AND DIABLO;

(b)   WITH WRITTEN NOTICE BY HERITAGE OR DIABLO IF THERE SHALL HAVE BEEN A FINAL JUDICIAL OR REGULATORY DETERMINATION (AS TO WHICH ALL PERIODS FOR APPEAL SHALL HAVE EXPIRED AND NO APPEAL SHALL BE PENDING) THAT ANY MATERIAL PROVISION OF THIS AGREEMENT IS ILLEGAL, INVALID OR UNENFORCEABLE (UNLESS THE ENFORCEMENT THEREOF IS WAIVED BY THE AFFECTED PARTY) OR DENYING ANY REGULATORY APPLICATION THE APPROVAL OF WHICH IS A CONDITION PRECEDENT TO A PARTY'S OBLIGATIONS HEREUNDER;

(c)   WITH WRITTEN NOTICE BY HERITAGE OR DIABLO ON OR AFTER SEPTEMBER 30, 2007, IN THE EVENT THE MERGER HAS NOT BEEN CONSUMMATED BY SUCH DATE (PROVIDED, HOWEVER, THAT THE RIGHT TO TERMINATE UNDER THIS SECTION 10.1(C) SHALL NOT BE AVAILABLE TO ANY PARTY WHOSE FAILURE TO PERFORM AN OBLIGATION HEREUNDER HAS BEEN THE CAUSE OF, OR HAS RESULTED IN, THE FAILURE OF THE MERGER TO OCCUR ON OR BEFORE SUCH DATE);

(d)   WITH WRITTEN NOTICE BY HERITAGE OR DIABLO AT ANY TIME AFTER THE DIABLO SHAREHOLDERS FAIL TO APPROVE THIS AGREEMENT AND THE MERGER BY THE REQUISITE VOTE AT THE DIABLO SHAREHOLDERS' MEETING;

(e)   WITH WRITTEN NOTICE BY HERITAGE OR DIABLO, IN THE EVENT OF A MATERIAL BREACH BY THE OTHER PARTY OF ANY REPRESENTATION, WARRANTY, COVENANT OR AGREEMENT CONTAINED HEREIN OR IN ANY SCHEDULE OR DOCUMENT DELIVERED PURSUANT HERETO, WHICH BREACH WOULD RESULT IN THE FAILURE TO SATISFY THE CLOSING CONDITIONS SET FORTH IN SECTION 9.2(A) OR 9.2(B) IN THE CASE OF HERITAGE, OR SECTION 9.3(A) OR 9.3(B) IN THE CASE OF DIABLO, AND WHICH BREACH EITHER IS NOT REASONABLY CAPABLE OF BEING CURED OR, IF REASONABLY CAPABLE OF BEING CURED, HAS NOT BEEN CURED WITHIN THIRTY (30) DAYS AFTER WRITTEN NOTICE OF SUCH BREACH IS GIVEN BY THE NON-BREACHING PARTY (AND THE NON-BREACHING PARTY ITSELF IS NOT IN MATERIAL BREACH WITH RESPECT TO ITS OWN OBLIGATIONS UNDER THIS AGREEMENT;

(f)   WRITTEN NOTICE BY DIABLO, IF AN ACQUISITION PROPOSAL THAT IS A SUPERIOR PROPOSAL IS RECEIVED AND A MAJORITY OF THE MEMBERS OF THE ENTIRE DIABLO BOARD OF DIRECTORS REASONABLY DETERMINES IN GOOD FAITH (AFTER RECEIVING ADVICE OF OUTSIDE LEGAL COUNSEL TO DIABLO AND INDEPENDENT FINANCIAL ADVISORS), THAT IT IS NECESSARY TO TERMINATE THIS AGREEMENT AND ENTER INTO AN AGREEMENT TO EFFECT THE SUPERIOR PROPOSAL IN ORDER TO COMPLY WITH THE FIDUCIARY DUTIES OF THE DIABLO BOARD OF DIRECTORS UNDER APPLICABLE LAW; PROVIDED, HOWEVER, THAT DIABLO MAY NOT TERMINATE THIS AGREEMENT PURSUANT TO THIS SECTION 10.1(F) UNLESS AND UNTIL

(i)   FIVE (5) BUSINESS DAYS HAVE ELAPSED FOLLOWING DELIVERY TO HERITAGE OF A WRITTEN NOTICE OF SUCH DETERMINATION BY THE DIABLO BOARD OF DIRECTORS AND DURING SUCH FIVE (5) BUSINESS DAY PERIOD DIABLO HAS INFORMED HERITAGE OF THE TERMS AND CONDITIONS OF SUCH SUPERIOR PROPOSAL AND THE IDENTITY OF THE PERSON MAKING SUCH SUPERIOR PROPOSAL, AND HAS ENGAGED IN GOOD FAITH NEGOTIATIONS (INCLUDING BY MAKING ITS OFFICERS, DIRECTORS AND ITS FINANCIAL AND LEGAL ADVISORS REASONABLY AVAILABLE TO NEGOTIATE) TO AMEND THIS AGREEMENT TO REFLECT ANY REVISED PROPOSAL BY HERITAGE SO THAT THE TRANSACTIONS CONTEMPLATED HEREBY MAY BE EFFECTED AND THE DIABLO BOARD OF DIRECTORS MAY CONTINUE TO RECOMMEND THE ADOPTION OF THIS AGREEMENT AND THE APPROVAL OF THE MERGER ("*Revised Heritage Proposal*"),

(ii)   at the end of such five (5) Business Day period, and after taking into account any Revised Heritage Proposal, the Acquisition Proposal continues to constitute a Superior Proposal, and a majority of the members of the entire Diablo board of directors (after receiving advice of outside legal counsel to Diablo and independent financial advisors) continues to reasonably determine in good faith that it is necessary to terminate this Agreement and enter into an agreement to effect the Superior Proposal in order to comply with the fiduciary duties of Diablo board of directors under applicable law; and

(iii)   if a Revised Heritage Proposal has been made, and such Acquisition Proposal has been modified or amended prior to the Diablo board of directors' re-determination above, the Diablo board of directors has (A) first notified Heritage of the revised terms and conditions of such Acquisition Proposal and the identity of the Person making such Acquisition Proposal, (B) established a deadline, and notified Heritage and the Person making such Acquisition Proposal thereof, to occur not less than three (3) nor more than seven (7) Business Days after giving such notice, for the submission of final proposals from both Heritage and such Person, and (C) within seven (7) Business Days after such deadline, has again reasonably determined in good faith (after receiving advice of outside legal counsel to Diablo and independent financial advisors) that such Acquisition Proposal remains a Superior Proposal and has notified Heritage of such determination; and

(iv)   (A) prior to such termination by Diablo, Heritage has received the Termination Fee in immediately available funds and (B) simultaneously or substantially simultaneously with such termination Diablo enters into a definitive acquisition, merger or similar agreement to effect the Superior Proposal.

(G)   WRITTEN NOTICE BY HERITAGE, IF:

(I)   THE DIABLO BOARD OF DIRECTORS SHALL HAVE: (A) FAILED TO NOTICE OR SOLICIT PROXIES FOR THE DIABLO SHAREHOLDERS' MEETING IN ACCORDANCE WITH SECTION 7.5; (B) FAILED TO MAKE THE DIABLO BOARD RECOMMENDATION OR WITHDRAWN, OR ADVERSELY AMENDED, MODIFIED OR CHANGED, OR RESOLVED TO WITHDRAW OR ADVERSELY AMEND, MODIFY OR CHANGE, THE DIABLO BOARD RECOMMENDATION; (C) APPROVED OR RECOMMENDED, OR RESOLVED TO APPROVE OR RECOMMEND, TO THE DIABLO SHAREHOLDERS AN ACQUISITION PROPOSAL OTHER THAN THAT CONTEMPLATED BY THIS AGREEMENT; (D) ENTERED INTO, OR RESOLVED TO ENTER INTO, ANY AGREEMENT WITH RESPECT TO AN ACQUISITION PROPOSAL; OR (E) RECOMMENDED THAT THE DIABLO SHAREHOLDERS TENDER THEIR SHARES IN ANY TENDER OFFER OR EXCHANGE OFFER THAT IS COMMENCED OTHER THAN BY HERITAGE; OR

(II)   DIABLO, OR ANY OF ITS REPRESENTATIVES SHALL HAVE MATERIALLY BREACHED SECTION 7.6.

(iii)   DIABLO SHALL HAVE EXERCISED A RIGHT SPECIFIED IN SECTION 7.6 WITH RESPECT TO AN ACQUISITION PROPOSAL AND SHALL DIRECTLY OR THROUGH AGENTS AND REPRESENTATIVES, CONTINUED DISCUSSIONS WITH A PERSON CONCERNING AN ACQUISITION PROPOSAL FOR MORE THAN 15 BUSINESS DAYS AFTER THE DATE OF SUCH ACQUISITION PROPOSAL.

(H)   BY HERITAGE WITHIN THREE (3) BUSINESS DAYS FOLLOWING THE DETERMINATION DATE IF THE AVERAGE CLOSING PRICE IS LESS THAN $23.50.

For purposes hereof, the following terms have the following meanings:

(i)   "*Average Closing Price*" shall mean the average of the closing prices of Heritage Common Stock on NASDAQ Global Select Market for the 20 consecutive trading days ending on the Determination Date, rounded to four decimal places, whether or not trades occurred on those days (subject to adjustment as provided below and provided that if no trades of Heritage Common Stock shall occur on a given trading day the closing price thereof on the next preceding day when a trade shall have occurred shall be deemed to be the closing price on such day for the purposes hereof). In the event Heritage pays, declares or otherwise effects a stock split, reverse stock split, reclassification or stock dividend or stock distribution with respect to Heritage Common Stock between the date of this Agreement and the Effective Time, appropriate adjustments will be made to the Average Heritage Closing Price of Heritage Common Stock.

(ii)   "*Determination Date*" shall mean the fifth Business Day prior to the day on which the Closing is scheduled by Heritage and Diablo.

(iii)   "*Trading Day*" shall mean day on which trading generally takes place on NASDAQ Global Select Market and on which trading in Heritage Common Stock has not been halted or suspended.

Section 10.2   EFFECT OF TERMINATION.

(a)   SURVIVAL. In the event of termination of this Agreement as provided in Section 10.1, this Agreement shall forthwith become void and of no effect except that the provisions of this Section 10.2, Section 8.8 and Section 8.12, and the entirety of Article XI shall survive any termination of this Agreement pursuant to Section 10.1.

(b)   Termination Fee. Diablo shall pay Heritage a termination fee in the amount of Three Million Three Hundred Eighty Thousand Dollars ($3,380,000) in the manner and at the time set forth in Section 10.2 ("*Termination Fee*"), in the event that this Agreement is terminated as follows:

(I)   IF HERITAGE SHALL TERMINATE THIS AGREEMENT PURSUANT TO SECTION 10.1(G);

(II)   IF DIABLO SHALL TERMINATE THIS AGREEMENT PURSUANT TO SECTION 10.1(F); OR

(III)   IN THE EVENT THAT (A) AN ACQUISITION PROPOSAL INVOLVING DIABLO SHALL HAVE BEEN PUBLICLY ANNOUNCED, COMMENCED OR OTHERWISE BECOME PUBLICLY KNOWN OR ANY PERSON SHALL HAVE PUBLICLY ANNOUNCED AN INTENTION (WHETHER OR NOT CONDITIONAL) TO MAKE AN ACQUISITION PROPOSAL INVOLVING DIABLO, AND (B) THEREAFTER THIS AGREEMENT IS TERMINATED BY EITHER HERITAGE OR DIABLO PURSUANT TO (X) SECTION 10.1(C) FOR FAILURE OF THE MERGER TO BE CONSUMMATED BY THE DATE SPECIFIED THEREIN AND SUCH FAILURE DIABLO FAILING TO PERFORM ITS OBLIGATIONS UNDER THIS AGREEMENT OR (Y) SECTION 10.1(D) FOR FAILURE OF DIABLO SHAREHOLDERS TO APPROVE THE ADOPTION OF THIS AGREEMENT, AND (C) WITHIN TWELVE (12) MONTHS OF THE TERMINATION OF THIS AGREEMENT, DIABLO CONSUMMATES OR, WITHIN SIX (6) MONTHS OF THE TERMINATION OF THIS AGREEMENT, ENTERS INTO OR AN ACQUISITION PROPOSAL WITH RESPECT TO DIABLO.

Payment of the Termination Fee to Heritage, pursuant to this Section 10.2(b), shall be the sole and exclusive liability of Diablo to and the sole remedy of Heritage for any termination of this Agreement as set forth in paragraphs (i), (ii) and (iii) of this Section 10.2(b), or the actions, events, occurrences or circumstances giving rise to any such termination.

(c)   PAYMENT OF TERMINATION FEE. If the Termination Fee becomes payable pursuant to Section 10.2(b), it shall be paid by wire transfer of immediately available funds to an account designated by Heritage, within three (3) Business Days after termination of this Agreement in the case of a termination described in paragraph 10.2(b)(i) or within three (3) Business Days after the consummation of the Acquisition Proposal in the case of a termination set forth in paragraph 10.2(b)(iii), and prior to termination of this Agreement in the case of a termination described in paragraph of 10.2(b)(ii). Diablo acknowledges that the agreements contained in this Section 10.2 are an integral part of the transactions contemplated by this Agreement, and that without such agreements Heritage would not have entered into this Agreement, and that such amounts are liquidated damages and do not constitute a penalty. The parties agree that it would be impracticable or extremely difficult to fix actual damages and the amounts set forth in Section 10.2(b) are reasonably intended to compensate for expenses incurred in connection with the negotiation of this Agreement and any lost opportunity resulting from the pendency of the transactions contemplated by this Agreement. If Diablo fails to promptly pay Heritage the amounts due under Section 10.2(b) within the time period specified herein, Diablo shall pay all costs and expenses (including attorneys' fees) incurred by Heritage in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with the interest as required under Section 10.2(f).

(d)   Effect of Termination pursuant to Section 10.1(e). Notwithstanding anything to the contrary that may be contained in Section 10.2(b), if this Agreement is terminated by Heritage as provided in Section 10.1(e) or by Diablo as provided in Section 10.1(e), and the event that entitled such party (the "*Terminating Party*") to terminate this Agreement pursuant to Section 10.1(e), as the case may be, was a willful and material breach by the other party (a "*Breaching Party*") of any representation, warranty or covenant of such Breaching Party set forth in this Agreement, the Terminating Party shall have all rights and remedies available to it under this Agreement or at law to recover from the Breaching Party, all damages, losses, costs and expenses that the Terminating Party incurs by reason of such willful and material breach by the Breaching Party and the resulting termination of this Agreement.

(e)   Effect of Other Terminations. No party shall have any liability of any kind or nature to the other parties by reason of any termination of this Agreement pursuant to Section 10.1 or the action, events, occurrences or circumstances that caused this Agreement to be terminated, except as and to the extent provided in this Article X. In no event and under no circumstance shall any officer, director, shareholder, employee or independent contractor of any party have any liability whatsoever to the other parties by reason of any termination of this Agreement or the action, events, occurrences or circumstances that caused this Agreement to be terminated.

(f)   Payments. All payments that a party becomes obligated to make to the other party pursuant to Section 10.2(b) or 10.2(d) or Section 11.12 shall be made by wire transfer of immediately available funds to an account designated by Heritage or Diablo, as applicable, when due. If a party obligated to make such payment (a "*Payor Party*") fails to pay any such amount when payment thereof is due to the other party, the unpaid amount shall bear interest at the prime rate of interest printed in The Wall Street Journal on the date such payment was required to be made until it is paid in full and the other party shall be entitled to recover such accrued interest and its costs and expenses (including. reasonable attorneys' fees and expenses) incurred in its efforts to collect such amount from the Payor Party (whether or not litigation is instituted).

ARTICLE XI
OTHER MATTERS

Section 11.1   CERTAIN DEFINITIONS; INTERPRETATIONS. As used in this Agreement, the following terms shall have the meanings indicated:

"*Acquisition Proposal*" shall mean (i) any inquiry, proposal or offer (including any proposal to the Diablo Shareholders) from any Person or group relating to any direct or indirect acquisition or purchase of substantially all of the assets of Diablo or twenty percent (20%) or more of the Diablo Common Stock, (ii) any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning twenty percent (20%) or more of any class of equity securities of Diablo, (iii) any sale of any class of equity securities or securities convertible or exchangeable into or any agreement evidencing the right to acquire equity securities representing twenty percent (20%) or more of the voting power of Diablo, (iv) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Diablo, or (v) a public announcement of another Person (other than Heritage or HBC) of an unsolicited bona fide proposal, plan or intention to do any of the foregoing.

"*Affiliate*" of any Person means any Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided, however, that, for the purposes of this definition, "control" (including with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or partnership interests, by contract or otherwise, and as used with respect to any party, means any Person who is an "affiliate" of that party within the meaning of Rule 405 promulgated under the Securities Act.

"*Agreement*" has the meaning set forth in the introductory paragraph of this Agreement.

"*ALLL*" shall mean the allowance for loan and lease losses, as determined in accordance with GAAP and RAP.

"*Average Closing Price*" has the meaning set forth in Section 10.1(h)(i).

"*Bank Secrecy Act*" has the meaning set forth in Section 5.1(u).

"*BHCA*" shall mean Bank Holding Company Act of 1956, as amended.

"*Breaching Party*" has the meaning set forth in Section 10.2(d).

"*Business Day*" shall mean any day other than a Saturday, Sunday, national holiday or any other day on which national banks operating in California are permitted or required to close.

"*Call Reports*" has the meaning set forth in Section 5.1(x).

"*Cash Consideration*" has the meaning set forth in Section 2.2(a)(i).

"*Cash Conversion Number*" has the meaning set forth in Section 2.3(a).

"*Cash Election*" has the meaning set forth in Section 2.2(a)(i).

"*Cash Election Number*" has the meaning set forth in Section 2.3(b)(i).

"*Cash Election Shares*" has the meaning set forth in Section 2.2(a)(i).

"*Cash Per Share Amount*" has the meaning set forth in Section 2.2(a)(i).

"*CERCLA*" has the meaning set forth in Section 5.1(ee).

"*CGCL*"has the meaning set forth in Section 1.1(a).

"*Closing*" has the meaning set forth in Section 1.2(b).

"*Closing Date*" has the meaning set forth in Section 1.2(b).

"*Closing Financial Statements*" has the meaning set forth in Section 9.2(m).

"*COBRA*" has the meaning set forth in Section 5.1(cc)(ii).

"*Code*"has the meaning set forth in Paragraph F of the Recitals.

"*Commissioner*" has the meaning set forth in Section 1.1(d).

"*Community Reinvestment* Act" has the meaning set forth in Section 5.1(r).

"*Confidentiality Agreements*" means the Diablo Confidentiality Agreement and the confidentiality agreement between Heritage and Diablo dated November 26, 2006.

"*Deposit Summary*" has the meaning set forth in Section 5.1(l).

"*Determination Date*" has the meaning set forth in Section 10.1(h)(ii).

"*DFI*" has the meaning set forth in Section 5.1(a).

"*Diablo*"has the meaning set forth in the introductory paragraph of this Agreement.

"*Diablo Board Recommendation*" has the meaning set forth in Section 7.5.

"*Diablo Common Stock*" has the meaning set forth in Section 2.1(c).

"*Diablo Confidentiality Agreement*" shall mean the Confidentiality Agreement dated November 6, 2006 between Diablo and Heritage.

"*Diablo Financial Statements*" has the meaning set forth in Section 5.1(f).

"*Diablo Preferred Stock*" has the meaning set forth in Section 5.1(e).

"*Diablo Scheduled Contracts*" has the meaning set forth in Section 5.1(k).

"*Diablo Shareholders*" shall mean holders of the Diablo Common Stock.

"*Diablo Shareholders Meeting*" has the meaning set forth in Section 7.5.

"*Disclosure Schedule*" has the meaning set forth in Section 5.1.

"*Dissenting Common Stock*" has the meaning set forth in Section 2.1(d).

"*Election*" has the meaning set forth in Section 3.1(a).

"*Election Form*" has the meaning set forth in Section 3.3(a).

"*Election Deadline*" has the meaning set forth in Section 3.1(d).

"*Effective Date.*" has the meaning set forth in Section 1.2(a).

"*Effective Time*" has the meaning set forth in Section 1.2(a).

"*Employee Plans*" has the meaning set forth in Section 5.1(cc)(i).

"*Encumbrances*" has the meaning set forth in Section 5.1(i).

"*Environmental Law*" has the meaning set forth in Section 5.1(ee)(vi).

"*ERISA*" shall mean the Employee Retirement Income Security Act of 1974, as amended, and all regulations thereunder.

"*ERISA Affiliate*" has the meaning set forth in Section 5.1(cc)(i).

"*Exchange Act*" has the meaning set forth in Section 5.2(f)(i).

"*Exchange Agent*" has the meaning set forth in Section 3.1(d).

"*Exchange Agent Agreement*" has the meaning set forth in Section 3.1(d).

"*Exchange Fund*" has the meaning set forth in Section 3.2.

"*Exchange Ratio*" shall mean the quotient obtained by dividing the Per Share Consideration by the Average Closing Price.

"*Fair Lending Laws*" shall mean, collectively, the Equal Credit Act (15 U.S.C. Section 1691, et seq., the Fair Housing Act (420 U.S.C. Section 3601, et seq. or the Home Mortgage Disclosure Act (12 U.S.C. Section 2801, et seq.).

"*FDIC*" has the meaning set forth in Section 5.1(a).

"*Financial Code*" has the meaning set forth in Section 1.1(a).

"*Form of Election*" has the meaning set forth in Section 3.1(b).

"*Form S-4*" shall mean registration statement on Form S-4, and such amendments thereto, that is filed with the SEC to register the shares of Heritage Common Stock to be issued in the Merger under the Securities Act and includes the Proxy Statement that will be used to solicit proxies for the Diablo Shareholders Meeting.

"*FRB*" has the meaning set forth in Section 5.2(l).

"*GAAP*" shall mean generally accepted accounting principles, consistently applied from period to period, applicable to banks or bank holding companies for the period in question.

"*Governmental Authority*" shall mean any state or federal court, judicial forum, arbitral, tribunal, administration agency, commission, department, board, bureau or regulatory agency, authority or other governmental agency.

"*Hazardous Substance*" has the meaning set forth in Section 5.1(ee)(vii).

"*HBC*" has the meaning set forth in the introductory paragraph of this Agreement.

"*HBC Common Stock*" has the meaning set forth in Section 2.1(b).

"*Heritage*" has the meaning set forth in the introductory paragraph of this Agreement.

"*Heritage Common Stock*" has the meaning set forth in Section 2.1(a).

"*Heritage Financial Statements*" has the meaning set forth in Section 5.2(g).

"*Heritage SEC Reports*" has the meaning set forth in Section 5.2(f)(i).

"*Heritage Stock Option Plans*" has the meaning set forth in Section 5.2(e).

"*Heritage Transaction*" has the meaning set forth in Section 6.6.

"*Holder*" has the meaning set forth in Section 3.1.

"*Immigration Laws*" has the meaning set forth in Section 5.1(bb).

"*Indemnified Parties*" has the meaning set forth in Section 8.9.

"*Key Employee*" shall mean those individuals identified in Schedule 11.1(k).

"*Knowledge*" or "*Knowledge*" shall mean the knowledge obtained after conducting an investigation reasonable under the circumstances of the subject matter thereof.

"*Letter of Transmittal*" has the meaning set forth in Section 3.3(a).

"*Loans*" has the meaning in Section 4.2(t).

"*Material Adverse Effect*" with respect to any Person, means any event, change, occurrence, effect, fact, violation or circumstance having a material adverse effect on (i) the ability of such Person or its Subsidiaries to perform its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis or (ii) the business, results of operations or financial condition of such Person and its Subsidiaries, taken as a whole; provided, however, that effects relating to (a) the economy in general, which in each case do not affect such Person disproportionately, (b) changes affecting the banking industry generally which in each case do not affect such Person disproportionately or (c) the announcement of the transactions contemplated hereby or other communication by Heritage of its plans or intentions with respect to the business of Heritage or HBC shall be deemed to not constitute a "Material Adverse Effect" or to be considered in determining whether a "Material Adverse Effect" has occurred.

"*Merger*" has the meaning set forth in Paragraph C of the Recitals.

"*Merger Agreement*" has the meaning set forth in Section 1.1(a).

"*Merger Consideration*" has the meaning set forth in Section 2.2(a).

"*NASDAQ*" shall mean the National Association of Securities Dealers Automated Quotation.

"*NLRB*" has the meaning set forth in Section 5.1(bb).

"*Non-Election Shares*" has the meaning set forth in Section 2.2(a)(i).

"*Nonperforming Assets*" has the meaning set forth in Section 5.1(g)(ii).

"*Notices*" has the meaning set forth in Section 11.6.

"*parties*" shall mean the parties to this Agreement.

"*Patriot Act*" has the meaning set forth in Section 5.1(v).

"*Payor Party*" has the meaning set forth in Section 10.2(f).

"*Permit*" or "*permit*" means any permit, authorization, license, certificate, approval and/or clearance of any Governmental Authority necessary for a Person to own, lease and operate its properties or to carry on its businesses substantially in the manner as those businesses are being conducted as of the date hereof.

"*Per Share Consideration*" shall mean (i) $23.00, if the Average Closing Price is less than or equal to $24.55, and (ii) if the Average Closing Price is greater than $24.55, then the Per Share Consideration shall mean the quotient equal to (A) the sum of (x) the product of the Total Stock Consideration times the Average Closing Price plus (y) $15,012,876 divided by (B) 2,502,146.

"*Person*" includes an individual, corporation, partnership, association, trust, limited liability company, joint venture or unincorporated organization and Governmental Authority.

"*properties*" has the meaning set forth in Section 5.1(ee)(viii).

"*Proxy Statement*" shall mean the proxy statement that is included as part of the Form S-4 and used to solicit proxies for the Diablo Shareholders' Meeting, and prospectus used to offer and sell the shares of Heritage Common Stock to be issued in the Merger.

"*RAP*" shall mean regulatory accounting principles, if any, applicable to a particular person.

"*RCRA*" has the meaning set forth in Section 5.1(ee)(vi).

"*REO*" has the meaning set forth in Section 5.1(g)(ii).

"*Revised Heritage Proposal*" has the meaning set forth in Section 10.1(f)(i).

"*SEC*" shall mean the U.S. Securities and Exchange Commission.

"*Securities Act*" has the meaning set forth in Section 3.3(i).

"*Share Adjustment*" has the meaning set forth in Section 2.2(b).

"*Shareholder Agreement*" has the meaning set forth in Section 7.7.

"*Shortfall Number*" has the meaning set forth in Section 2.3(b)(ii).

"*State Acts*" has the meaning set forth in Section 5.1(ee)(vi).

"*Stock Consideration*" has the meaning set forth in Section 2.2(a)(ii).

"*Stock Election*" has the meaning set forth in Section 2.2(a)(ii).

"*Stock Election Shares*" has the meaning set forth in Section 2.2(a)(ii).

"*Stock Option Plan*" has the meaning set forth in Section 2.4.

"*Subsidiary*" or "*Subsidiaries*" with respect to a person, means any other person the stock or equity of which is more than 50% owned by such person either alone or through or together with any other Subsidiary.

"*Superior Proposal*" shall mean a bona fide binding written offer not solicited by or on behalf of Diablo made by a Person to acquire all of the Diablo Common Stock pursuant to a tender offer, a merger or a sale of all of the assets of the Diablo (i) on terms which a majority of the members of the entire Diablo Board (based on the written advice of an independent investment bank) reasonably determines in good faith to have a higher value than the consideration to be received by the Diablo Shareholders (in their capacity as such) in the transactions contemplated hereby (after any modification of the transactions contemplated hereby proposed by Heritage in accordance with Section 7.6 and 10.1(f)), (ii) which is reasonably capable of being consummated (taking into account, among other things, all legal, financial, regulatory and other aspects of such proposal and the identity of the Person making such proposal) and (iii) that is not conditioned on obtaining any financing.

"*Tangible Equity Capital*" has the meaning set forth in Section 9.2(n).

"*Taxes*" shall mean any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other taxes, or assessments in the nature of taxes, of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

"*Tax Return*" shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

"*Terminating Party*" has the meaning set forth in Section 10.2(d).

"*Termination Fee*" has the meaning set forth in Section 10.2(b).

"*Total Cash Consideration*" shall mean $15,012,876, plus the product of (i) the number of shares of Diablo Common Stock issued from and after December 31, 2006 upon the exercise of stock options and the payment of the exercise price therefor all in accordance with the Stock Option Plan, times (ii) the Per Share Consideration. If the Average Closing Price is less than $24.55, then the Total Cash Consideration shall be increased by an amount equal to the product of (x) 1,732,298 and (y) the difference between $24.55 and the Average Closing Price.

"*Total Stock Consideration*" shall mean (i) 1,732,298, if the Average Closing Price is less than $27.44, and (ii) if the Average Closing Price is greater than or equal to $27.44 then the Total Stock Consideration shall mean 1,732,298 minus the number of shares equal to (A) .6666 times the difference between the Average Closing Price and $27.44 multiplied by 1,732,298, divided by (B) the Average Closing Price.

"*Trading Day*" has the meaning set forth in Section 10.1(h)(ii).

"*Treasury Shares*" has the meaning set forth in Section 2.1(e).

"*WARN*" has the meaning set forth in Section 5.1(bb)(xii).

The table of contents and headings contained in this Agreement offer ease of reference only and shall not affect the meaning or interpretation of this Agreement. Whenever the words "include", "includes", or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation". Any singular term in this Agreement shall be deemed to include the plural, and any plural term, the singular.

Section 11.2   NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS. Except for Articles II, III and XI and for Sections 6.2, 6.7, and 8.9, none of the respective representations, warranties, obligations, covenants, and agreements of the parties shall survive the Effective Time.

Section 11.3   Waiver and Modification. Prior to the Effective Time, any provision of this Agreement may be (a) waived, in whole or in part, by the party benefited by the provision or by both parties or (b) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties hereto, approved by their respective boards of directors, provided, however, that any amendment which reduces the amount or changes the form of the consideration to be delivered to the Diablo shareholders in the Merger shall not be valid after the Agreement is approved by the shareholders of Diablo without any subsequent approval by the shareholders of Diablo.

Section 11.4   Counterparts. This Agreement may be executed in counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

Section 11.5   Governing Law, Jurisdiction and Venue. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of California (however, not to the exclusion of any applicable Federal law), without regard to California statutes or judicial decisions regarding choice of law questions. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of California and the federal courts of the United States of America located in the Northern District of the State of California solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated herein and therein, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such California state or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 11.6 or in such other manner as may be permitted by law, shall be valid and sufficient service thereof. The prevailing party shall be entitled to recover all reasonable costs and expenses, including attorneys' fees, or charges and disbursements incurred in connection with any such action, suit or proceeding.

Section 11.6   Notices. All notices, requests, acknowledgements and other communications hereunder (collectively, "*Notices*") to a party shall be in writing and delivered by hand, Federal Express (or other reputable overnight delivery service), facsimile or certified mail to such party at its address set forth below or to such other address as such party may specify by notice to the other party hereto. All Notices given by facsimile shall be deemed to have been given upon receipt of confirmation by the sender of such Notice; all other Notices shall be deemed to have been given when received.

If to Diablo to:

Diablo Valley Bank
3189 Danville Boulevard, Suite 255
Alamo, California 94507
Attention: John J. Hounslow
Facsimile: (925) 314-2850

with a copy to:
Bingham McCutchen LLP
3 Embarcadero Center
San Francisco, CA 94111
Attention: James M. Rockett
Facsimile: (415) 393-2286

If to Heritage or HBC, to:
> Heritage Commerce Corp.
> 150 Almaden Blvd.
> San Jose, California 95113
> Attention: Walter T. Kaczmarek
> Facsimile: (408) 534-4940

with a copy to:
> Buchalter Nemer
> A Professional Corporation
> 1000 Wilshire Boulevard, Suite 1500
> Los Angeles, CA 90017-2457
> Attention: Mark A. Bonenfant
> Phone: (213) 891-5020
> Facsimile: (213) 630-5669

Section 11.7   <u>ENTIRE AGREEMENT</u>. **Except for the agreements entered into as of this date or contemplated by this Agreement, the Shareholders' Agreements and the Confidentiality Agreements, this Agreement (including the Disclosure Schedule attached hereto and incorporated herein) represents the entire understanding of the parties hereto with respect to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made.**

Section 11.8   <u>Binding Effect; Assignment</u>. **This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by either party hereto without the prior written consent of the other party.**

Section 11.9   <u>Severability</u>. **If any provision of this Agreement or the application of any such provision to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.**

Section 11.10   <u>No Third party Beneficiaries</u>. **Except with respect to Section 6.16, this Agreement is made solely for the benefit of the parties to this Agreement and their respective successors and permitted assigns, and no other person or entity shall have or acquire any right by virtue of this Agreement.**

Section 11.11   Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party acknowledges that there is not an adequate remedy at law to compensate the other parties relating to the non-consummation of the Merger. To this end, each party, to the extent permitted by law, irrevocably waives any defense it might have based on the adequacy of a remedy at law which might be asserted as a bar to specific performance, injunctive relief or other equitable relief. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the U.S. or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 11.12   Expenses. Subject to Section 10.2, each party hereto shall pay its own costs and expenses incurred in connection with the Merger, including, without limitation, attorneys' fees, charges and disbursements and filing or other fees payable in connection with all applications, notifications and report forms and notices to be filed with any Governmental Authority pursuant to the terms of this Agreement; provided, however, that the costs and expenses of printing and mailing the Form S-4 and the Proxy Statement shall be borne by Heritage unless the Merger does not occur, in which event such costs and expenses shall be borne equally by the parties hereto; and provided, further, that (a) if this Agreement is terminated by Heritage pursuant to Section 10.1(e), Diablo shall promptly and in any event within five Business Days following such termination pay Heritage all reasonable expenses incurred by Heritage in connection with this Agreement and the transactions contemplated by this Agreement; provided, however, that (i) any prior payment made by Diablo pursuant to Section 10.2(b) shall be credited to any payment due under this Section 11.12 or (ii) any payment made by Diablo under this Section 11.12 shall be credited to subsequent payment due pursuant to Section 10.2(b), and (b) if this Agreement is terminated by Diablo pursuant to Section 10.1(e), Heritage shall promptly and in any event within five Business Days following such termination pay Diablo all expenses incurred by Diablo in connection with this Agreement and the transactions contemplated by this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

HERITAGE COMMERCE CORP

By:_____

Walter T. Kaczmarek,

Chief Executive Officer

HERITAGE BANK OF COMMERCE

By:_____

Walter T. Kaczmarek,

President

DIABLO VALLEY BANK

By:_____

John J. Hounslow,

Chairman of the Board

74

FORM OF AGREEMENT OF MERGER

Agreement of Merger, dated as of _____, 2007, by and between HERITAGE BANK OF COMMERCE ("HBC") and DIABLO VALLEY BANK ("Diablo").

WITNESSETH:

WHEREAS, HBC is a California-chartered commercial bank having its principal place of business in San Jose, California and a wholly-owned subsidiary of Heritage Commerce Corp, a California corporation ("Heritage"); and

WHEREAS, Diablo is a California-chartered commercial bank having its principal place of business in Alamo, California; and

WHEREAS, Heritage, HBC, and Diablo have entered into an Agreement and Plan of Merger, dated as of February ___, 2007 (the "Agreement"), pursuant to which Diablo will merge with and into HBC (the "Merger"); and

WHEREAS, Diablo and HBC desire to merge on the terms and conditions herein provided.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto, intending to be legally bound hereby, agree as follows:

1.   Definitions. All capitalized terms not otherwise defined herein shall have the meanings specified in the Agreement.

2.   The Merger. Subject to the terms and conditions of this Agreement of Merger, at the Effective Time, Diablo shall merge with and into HBC under the laws of the State of California. HBC shall be the surviving corporation of the Merger (the "Surviving Corporation").

3.   Articles of Incorporation and Bylaws. The Articles of Incorporation, as amended, and Bylaws of HBC in effect immediately prior to the Effective Time shall be the Articles of Incorporation and Bylaws of the Surviving Corporation, until altered, amended or repealed in accordance with their terms and applicable law.

4.   Name; Offices. The name of the Surviving Corporation shall be "Heritage Bank of Commerce." The main office of the Surviving Corporation shall be the main office of HBC immediately prior to the Effective Time. All branch offices of HBC which were in lawful operation immediately prior to the Effective Time shall continue to be the branch offices of the Surviving Corporation upon consummation of the Merger, subject to the opening or closing of any offices which may be authorized by HBC and applicable regulatory authorities after the date hereof.

5.   Directors and Executive Officers. The directors and executive officers of the Surviving Corporation immediately after the Merger shall be the directors and executive officers of HBC immediately prior to the Merger.

6.   Effects of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the General Corporation Law of the State of California. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Diablo shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of Diablo shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

7.   Effect on Shares of Stock.

(a)   Diablo. Subject to the other provisions of this Section 7, each share of Diablo Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Common Stock and Treasury Shares) shall at the election of the holder thereof, by virtue of the Merger, be converted into the right to receive the following without interest:

(i)   for each share of Diablo Common Stock with respect to which an election to receive cash has been effectively made and not revoked or deemed revoked (a "*Cash Election*"), the right to receive in cash an amount (the "*Cash Consideration*") equal to the Per Share Consideration (the *"Cash Per Share Amount"*) (collectively, the "*Cash Election Shares*");

(ii)   for each share of Diablo Common Stock with respect to which an election to receive stock has been effectively made and not revoked or deemed revoked (a "*Stock Election*"), the right to receive the fraction of a share of Heritage Common Stock (the "*Stock Consideration*") equal to the Exchange Ratio (collectively, the "*Stock Election Shares*"); and,

(iii)   for each share of Diablo Common Stock other than shares to which a Cash Election or a Stock Election has been effectively made and not revoked (collectively, the "*Non-Election Shares*"), the right to receive such Stock Consideration and/or Cash Consideration as is determined in accordance with the Agreement.

The Cash Consideration and Stock Consideration are sometimes referred to herein collectively on the "*Merger Consideration*."

(b)   If, between the date hereof and the Effective Time, the outstanding shares of Heritage Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization (a "*Share Adjustment*"), then the shares of Heritage Common Stock into which a share of Diablo Common Stock shall be converted pursuant to this Section 7 shall be appropriately and proportionately adjusted so that each shareholder of Diablo shall be entitled to receive the Exchange Ratio such shareholder would have received pursuant to such Share Adjustment had the record date therefor been immediately following the Effective Time.

(c)   HBC. At the Effective Time, each share of HBC Common Stock issued and outstanding immediately prior to the Effective Time shall not be effected by the Merger and shall remain as an issued and outstanding share of common stock of the Surviving Corporation.

8.   Proration.

(a)   Notwithstanding any other provision contained herein, the number of shares of Diablo Common Stock that will be converted into Cash Consideration pursuant to Section 7 shall be equal to the quotient obtained by dividing (x) the Total Cash Consideration, by (y) the Per Share Consideration (which, for this purpose, shall be deemed to include the Dissenting Common Stock determined as of the Effective Time) (the "*Cash Conversion Number*"). All other shares of Diablo Common Stock shall be converted into Stock Consideration.

(b)   Within five (5) Business Days after the Effective Time, Heritage shall cause the Exchange Agent to effect the allocation among holders of Diablo Common Stock of rights to receive the Cash Consideration and the Stock Consideration as follows:

(i)   If the aggregate number of shares of Diablo Common Stock with respect to which Cash Elections shall have been made (which, for this purpose, shall be deemed to include the Dissenting Common Stock determined as of the Effective Time) (the "*Cash Election Number*") exceeds the Cash Conversion Number, then all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and Cash Election Shares of each holder thereof will be converted into the right to receive the Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Cash Election Number (with the Exchange Agent to determine, consistent with Section 8(a), whether fractions of Cash Election Shares shall be rounded up or down), with the remaining number of such holder's Cash Election Shares being converted into the right to receive the Stock Consideration; and

(ii)   If the Cash Election Number is less than the Cash Conversion Number (the amount by which the Cash Conversion Number exceeds the Cash Election Number being referred to herein as the "*Shortfall Number*"), then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and the Non-Election Shares and Stock Election Shares shall be treated in the following manner:

(a)   If the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Stock Election Shares shall be converted into the right to receive the Stock Consideration, and the Non-Election Shares of each holder thereof shall convert into the right to receive the Cash Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares (with the Exchange Agent to determine, consistent with Section 8(a), whether fractions of Non-Election Shares shall be rounded up or down), with the remaining number of such holder's Non-Election Shares being converted into the right to receive the Stock Consideration; or (b)　If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and Stock Election Shares of each holder thereof shall convert into the right to receive the Cash Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares, and the denominator of which is the total number of Stock Election Shares (with the Exchange Agent to determine, consistent with Section 8(a), whether fractions of Stock Election Shares shall be rounded up or down), with the remaining number of such holder's Stock Election Shares being converted into the right to receive the Stock Consideration.

9.　Counterparts. This Agreement of Merger may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one agreement.

10.　Governing Law. This Agreement of Merger shall be governed in all respects, including, but not limited to, validity, interpretation, effect and performance, by the laws of the State of California.

11.　Amendment. Subject to applicable law, this Agreement of Merger may be amended, modified or supplemented only by written agreement of Diablo and HBC at any time prior to the Effective Time, except that after the Diablo Shareholders Meeting, no amendment shall be made which by law requires further approval by the shareholders of Diablo without obtaining such approval.

12.　Waiver. Any of the terms or conditions of this Agreement of Merger may be waived at any time by whichever of the parties hereto is, or the shareholders of which are, entitled to the benefit thereof by action taken by the Board of Directors of such waiving party.

13.　Assignment. This Agreement of Merger may not be assigned by any party hereto without the prior written consent of the other party.

14.　Termination. This Agreement of Merger shall terminate upon the termination of the Agreement prior to the Effective Time in accordance with its terms.

15.　Conditions Precedent. The obligations of the parties under this Agreement of Merger shall be subject to the satisfaction or waiver at or prior to the Closing of all of the conditions to the Merger set forth herein and in the Agreement.

16.　Effectiveness of Merger. The Merger shall be effective at the date and time filed with California Secretary of State or as set forth in such filing.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

HERITAGE BANK OF COMMERCE

By:_____

    Name:

    Title:

By:_____

    Name:

    Title: Secretary

DIABLO VALLEY BANK

By:_____

    Name:

    Title:

By:_____

    Name:

    Title: Secretary

EXHIBIT B

SHAREHOLDER AGREEMENT

This SHAREHOLDER AGREEMENT ("Shareholder Agreement") is made and entered into as of February 8, 2007 by and between Heritage Commerce Corp, a California corporation ("*Heritage*"), and the person signatory hereto (the "*Shareholder*").

WHEREAS, Heritage, Heritage Bank of Commerce, a California banking corporation ("*HBC*") and Diablo Valley Bank, a California banking corporation ("*Diablo*"), have entered into that certain Agreement and Plan of Merger (the "*Agreement*"), dated as of February 8, 2007, pursuant to which Diablo will be merged (the "*Merger*"), with and into HBC whereupon each share of Diablo common stock ("Diablo Common Stock") will be converted into the right to receive the consideration set forth in the Agreement; and

WHEREAS, as a condition to its willingness to enter into the Agreement, Heritage has required that each executive officer and director of Diablo, as an owner of Diablo Common Stock, enter into, and the Shareholder has agreed to enter into, this Shareholder Agreement.

NOW, THEREFORE, in consideration of the foregoing, for good and valuable consideration, the parties hereby agree as follows:

1. *Representations and Warranties of the Shareholder*. The Shareholder hereby represents and warrants to Heritage as follows:

(a) *Authority; No Violation*. The Shareholder has all necessary power and authority to enter into and perform all of such Shareholder's obligations hereunder. The execution, delivery and performance of this Shareholder Agreement by the Shareholder will not violate any other agreement to which such Shareholder is a party, including any voting agreement, shareholders' agreement, trust agreement or voting trust. This Shareholder Agreement has been duly and validly executed and delivered by the Shareholder (and the Shareholder's spouse, if the Shares (as defined below) constitute community property) and constitutes a valid and binding agreement of the Shareholder and such spouse, enforceable against the Shareholder and the Shareholder's spouse in accordance with its terms.

(b) *Ownership of Shares*. The Shareholder is the beneficial owner or record holder of the number of shares of Diablo Common Stock indicated under the Shareholder's name on the signature page hereto (the "*Existing Shares*", and together with any shares of Diablo Common Stock acquired by the Shareholder after the date hereof, the "*Shares*") and, as of the date hereof, the Existing Shares constitute all the shares of Diablo Common Stock owned of record or beneficially by the Shareholder. With respect to the Existing Shares, subject to applicable community property laws, the Shareholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Section 2 hereof, sole power of disposition, sole power to demand appraisal rights and sole power to engage in actions set forth in Section 2 hereof, with no restrictions on the voting rights, rights of disposition or otherwise, subject to applicable laws and the terms of this Agreement.

B-1

2. Voting Agreement and Agreement Not to Transfer.

(a) The Shareholder hereby agrees to vote all of the Shares held by the Shareholder (i) in favor of the Merger, the Agreement and the transactions contemplated by the Agreement; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Diablo under the Agreement; and (iii) except with the prior written consent of Heritage or as otherwise contemplated in the Agreement, against the following actions (other than the Merger and the transactions contemplated by the Agreement): (A) any extraordinary corporate transactions, such as a merger, consolidation or other business combination involving Diablo; (B) any sale, lease or transfer of a material amount of the assets of Diablo; (C) any change in the majority of the board of Diablo; (D) any material change in the present capitalization of Diablo; (E) any amendment of Diablo's Articles of Incorporation; (F) any other material change in Diablo's corporate structure or business; or (G) any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially adversely affect the contemplated economic benefits to Heritage of the transactions contemplated by the Agreement. The Shareholder shall not enter into any agreement or understanding with any person or entity prior to the Termination Date (as defined below) to vote or give instructions after the Termination Date in any manner inconsistent with clauses (i), (ii) or (iii) of the preceding sentence.

(b) Until the earlier of the termination of this Agreement or the Effective Time, the Shareholder will not, directly or indirectly: sell, transfer, exchange, pledge, assign, hypothecate, encumber, tender or otherwise dispose of (collectively, a "*Transfer*"), or enforce or permit execution of the provisions of any redemption, share purchaser or sale, recapitalization or other agreement with Diablo or any other Person or enter into any contract, option or other agreement, arrangement or understanding with respect to the Transfer of, directly or indirectly, any of the Shares or any securities convertible into or exercisable for Shares, any other capital stock of Diablo or any interest in any of the foregoing with any Person; enter into swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Shares; solicit, initiate, encourage, or facilitate, any inquiries or the making of any proposal or offer with respect to any Acquisition Proposal; take any action that would make any of such Shareholder's representations or warranties contained herein untrue or incorrect in any material respect or have the effect of preventing or disabling such Shareholder from performing such Shareholder's obligations under this Agreement.

3. *Cooperation*. The Shareholder agrees that he/she will not directly or indirectly solicit any inquiries or proposals from any person relating to any proposal or transaction for the disposition of the business or assets of Diablo or any of its subsidiaries, or the acquisition of voting securities of Diablo or any subsidiary of Diablo or any business combination between Diablo or any subsidiary of Diablo and any person other than Heritage or HBC

4. *Shareholder Capacity*. The Shareholder is entering this Shareholder Agreement in his or her capacity as the record or beneficial owner of the Shareholder's Shares, and not in his or her capacity as a director of Diablo. Nothing in this Shareholder Agreement shall be deemed in any manner to limit the discretion of any Shareholder to take any action, or fail to take any action, in his or her capacity as a director of Diablo, that may be required of such Shareholder in the exercise of his or her duties and responsibilities as a director of Diablo.

B-2

5. T*ermination*. The obligations of the Shareholder shall terminate upon the consummation of the Merger. If the Merger is not consummated, the obligations of the Shareholder hereunder shall terminate upon the termination of the Agreement.

6. *Specific Performance*. The Shareholder acknowledges that damages would be an inadequate remedy to Heritage for an actual or prospective breach of this Agreement and that the obligations of the Shareholder hereto shall be specifically enforceable.

7. *Miscellaneous*.

(a) Definitional Matters.

(i) Unless the context otherwise requires, "person" shall mean a corporation, association, partnership, joint venture, organization, business, individual, trust, estate or any other entity or group (within the meaning of Section 13(d)(3) of the Exchange Act).

(ii) All capitalized terms used but not defined in this Shareholder Agreement shall have the respective meanings that the Agreement ascribes to such terms.

(iii) The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Shareholder Agreement.

(b) *Entire Agreement*. This Shareholder Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

(c) *Parties in Interest*. This Shareholder Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors, assigns, heirs, executors, administrators and other legal representatives. Nothing in this Shareholder Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Shareholder Agreement.

(d) *Certain Events*. Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shares owned by Shareholder and shall be binding upon any Person to which legal ownership of such Shares shall pass, whether by operation of law or otherwise, including, without limitation, the Shareholder's heirs, executors, guardians, administrators, trustees or successors. Notwithstanding any Transfer of such Shares by a Shareholder, such Shareholder shall remain liable for the performance of all obligations of the transferor under this Agreement.

(e) *Assignment*. This Shareholder Agreement shall not be assigned without the prior written consent of the other party hereto, and any purported assignment without such consent shall be null and void.

(f) *Modifications*. This Shareholder Agreement shall not be amended, altered or modified in any manner whatsoever, except by a written instrument executed by the parties hereto.

(g) *Governing Law*. This Agreement and the legal relations between the parties hereto shall be governed by and construed in accordance with the laws of the state of California, without regard to the conflict of laws rules thereof. The state or federal courts located within the state of California shall have exclusive jurisdiction over any and all disputes between the parties hereto, whether in law or equity, arising out of or relating to this Agreement and the agreements, instruments and documents contemplated hereby and the parties consent to and agree to submit to the jurisdiction of such courts. Each of the parties hereby waives and agrees not to assert in any such dispute, to the fullest extent permitted by applicable law, any claim that (i) such party is not personally subject to the jurisdiction of such courts, (ii) such party and such party's property is immune from any legal process issued by such courts or (iii) any litigation or other proceeding commenced in such courts is brought in an inconvenient forum. The parties hereby agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8(l), or in other manner as may be permitted by law, shall be valid and sufficient service thereof and hereby waive any objections to service accomplished in the manner herein provided.

(h) *Confidentiality*. Shareholder shall keep confidential, shall not use in a manner in competition with or detrimental to Heritage, all confidential or proprietary information relating to Heritage and HBC and their respective businesses, except as required by applicable law and except for information which is available to the public on the date hereof, or thereafter becomes available to the public other than as a result of a breach of this provision or any other confidentiality agreement governing such information to which the Shareholder is a party.

(i) *Reliance on Counsel and Other Advisors*. Shareholder has consulted with such legal, financial, technical or other experts as it deems necessary or desirable before entering into this Agreement.

(j) *Validity*. The invalidity or unenforceability of any provision of this Shareholder Agreement shall not affect the validity or enforceability of any other provision of this Shareholder Agreement, each of which shall remain in full force and effect.

(k) *Counterparts*. This Shareholder Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

(l) *Notices*. Any notices or other communications required or permitted hereunder shall be in writing and shall be deemed duly given upon (i) transmitter's confirmation of a receipt of a facsimile transmission, (ii) confirmed delivery by a standard overnight carrier or (iii) the expiration of five business days after the day when mailed by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address as the parties hereto shall specify by like notice):

If to Heritage, to:

> Heritage Commerce Corp
> 150 Almaden Boulevard
> San Jose, CA 95113
> Attention: Walter T. Kaczmarek
>
> Facsimile: (408) 534-4940

with a copy to:

> Buchalter Nemer
> 1000 Wilshire Boulevard, Suite 1500
> Los Angeles, CA 90017-2457
> Attention: Mark A. Bonenfant
> Facsimile: 213-896-0400

If to the Shareholder, to the address noted on the signature page hereto.

IN WITNESS WHEREOF, the parties hereto have executed this Shareholder Agreement as of the date first above written.

HERITAGE COMMERCE CORP

By:_____

Walter T. Kaczmarek

SHAREHOLDER:

_____

Name:_____

Number of Shares: _____

Address for Notices: _____

_____

_____

B-5

EXHIBIT C

DATE

[At or prior to Shareholders Meeting]

Heritage Commerce Corp
150 Almaden Boulevard
San Jose, CA 95113

Ladies and Gentlemen:

I have been advised that as of the date hereof I may be deemed to be an "affiliate" of Diablo Valley Bank, a California banking corporation ("Diablo"), as the term "affiliate" is (i) defined for purposes of paragraphs (c) and (d) of Rule 145 ("Rule 145") of the Rules and Regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Act"). I have been further advised that pursuant to the terms of the Agreement and Plan of Merger, dated as of February __, 2007 (the "Merger Agreement"), by and among you ("Heritage"), Heritage Bank of Commerce, a California banking corporation ("HBC") and Diablo, Diablo will be merged with and into HBC, and that as a result of the Merger, I may be eligible to receive shares of Heritage Common Stock (as defined in the Merger Agreement) in exchange for shares of Diablo Common Stock (as defined in the Merger Agreement) owned by me.

I hereby represent, warrant and covenant to Heritage that in the event I receive any Heritage Common Stock pursuant to the Merger:

1. I shall not make any sale, transfer or other disposition of the Heritage Common Stock in violation of the Act or the Rules and Regulations.

2. I have carefully read this letter and the Merger Agreement and discussed its requirements and other applicable limitations upon my ability to sell, transfer or otherwise dispose of Heritage Common Stock to the extent I believed necessary, with my counsel or with counsel for Diablo.

3. I have been advised that the issuance of Heritage Common Stock to me pursuant to the Merger Agreement will be registered with the SEC on a registration statement on Form S-4. However, I have also been advised that, since at the time the Merger will be submitted to the shareholders of Diablo for approval, I may be an "affiliate" of Diablo, any sale or disposition by me of any of the Heritage Common Stock may, under current law, only be made in accordance with the provisions of paragraph (d) of Rule 145 under the Act, pursuant to an effective registration statement under the Act or pursuant to an exemption thereunder. I agree that I will not sell, transfer, or otherwise dispose of Heritage Common Stock issued to me in the Merger unless (i) such sale, transfer or other disposition has been registered under the Act; (ii) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145 promulgated by the SEC under the Act; or (iii) in the written opinion of counsel, which opinion and counsel shall be reasonably acceptable to Heritage, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

4. I understand that Heritage is under no obligation to register the sale, transfer or other disposition of the Heritage Common Stock by me or on my behalf or to take any other action necessary to make compliance with an exemption from registration available other than its obligations to maintain current in its reports under the Securities Exchange Act of 1939.

5. I understand that stop transfer instructions will be given to Heritage's transfer agents with respect to Heritage Common Stock and that there will be placed on the certificates for the Heritage Common Stock issued to me, or any substitutions therefor issued during the period referred to in Rule 145(d), a legend stating in substance:

> "The securities represented by this certificate have been issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies and may be sold or otherwise transferred only in compliance with the requirements of Rule 145 or pursuant to a registration statement under said act or an exemption from such registration."

It is understood and agreed that this letter agreement shall terminate and be of no further force and effect and the legend set forth in paragraph (5) above shall be removed by delivery of substitute certificates without such legend, and the related stop transfer restrictions shall be lifted forthwith, if (i) any such shares of Heritage Common Stock shall have been registered under the Act for sale, transfer or other disposition by me or on my behalf and are sold, transferred or otherwise disposed of, or (ii) any such shares of Heritage Common Stock are sold in accordance with the provisions of paragraphs (c), (e), (f) and (g) of Rule 144 promulgated under the Act, or (iii) I am not at the time an affiliate of Heritage and have been the beneficial owner of the Heritage Common Stock for at least one year (or such other period as may be prescribed by the Act, and the rules and regulations promulgated thereunder), and Heritage has filed with the SEC all of the reports it is required to file under the Securities Exchange Act of 1934, as amended, during the preceding 12 months or as specified in Rule 144, or (iv) I am not and have not been for at least three months an affiliate of Heritage and have been the beneficial owner of the Heritage Common Stock for at least two years (or such other period as may be prescribed by the Act and the Rules and Regulations), or (v) Heritage shall have received a letter from the Staff of the SEC, or a written opinion of counsel, which opinion and counsel shall be reasonably acceptable to Heritage, to the effect that the stock transfer restrictions and the legend are not required.

Sincerely,

_____
Dated: _____

Accepted this _____ day of _____, 2007

HERITAGE COMMERCE CORP

By: _____
Name: _____
Title: _____

Closing Consents

1.   Pleasanton office lease for 300 Main Street, Pleasanton, California 94566.

2.   Administrative office lease for 3189 Danville Blvd., Suite 225, Alamo, California 94507.

3.   Danville office lease for Diablo Valley Bank, Inc. for 402 Railroad Ave., Suite 101, Danville, California 94526.

4.   Office located at 3236 Stone Valley Road West, Alamo, California.

Key Employees

John Hounslow
James Mayer
Catherine Conn
William Keller
Michael Skubic